青島啤酒股份有限公司

TSINGTAO BREWERY CO., LTD.

(Stock Code 股份代號：168)

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青島啤酒
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2008 INTERIM REPORT

中期報告

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青島啤酒股份有限公司
合併及母公司資產負債表(未經審計)

2008年6月30日
(除特別註明外,金額單位為人民幣元)

資產	附註七(除另註外)	2008年6月30日合併	2007年12月31日合併	2008年6月30日母公司	2007年12月31日母公司
流動資產					
貨幣資金	(1)	**2,776,514,947**	1,334,908,588	**1,296,347,446**	689,459,197
應收票據	(2)	**10,852,600**	37,293,804	**9,600,000**	—
應收賬款	(3),十(1)	**99,371,908**	94,199,301	**104,838,094**	113,424,494
預付款項	(4)	**764,677,346**	862,482,132	**285,129,933**	193,351,440
應收利息		—	—	**21,514,902**	27,335,919
應收股利		**2,187,379**	—	**38,050,000**	38,050,000
其他應收款	(3),十(1)	**227,365,290**	214,260,516	**554,995,663**	308,679,531
存貨	(5)	**2,690,262,999**	2,187,253,664	**614,244,689**	411,062,240
流動資產合計		**6,571,232,469**	4,730,398,005	**2,924,720,727**	1,781,362,821
非流動資產					
可供出售金融資產	(6)	**6,965,173**	14,553,935	**3,740,000**	7,810,000
長期應收款	(3),十(1)	**20,041,647**	20,041,647	**1,995,880,422**	2,618,289,329
長期股權投資	(7),十(2)	**34,738,035**	33,551,241	**3,018,398,563**	1,902,773,514
投資性房地產		—	—	**20,553,178**	20,852,991
固定資產	(8)	**5,634,201,540**	5,414,836,821	**892,819,403**	926,843,977
在建工程	(9)	**196,500,951**	225,380,955	**30,198,574**	19,853,689
固定資產清理		**9,068,010**	126,626	**741,020**	13,359
無形資產	(10)	**887,164,901**	800,352,551	**159,618,521**	161,371,478
商譽	(11)	**122,816,301**	122,816,301	—	—
長期待攤費用	(12)	**6,871,150**	8,393,727	**875,000**	1,153,993
遞延所得稅資產	(26)	**175,429,099**	174,782,792	**89,958,332**	120,425,439
非流動資產合計		**7,093,796,807**	6,814,836,596	**6,212,783,013**	5,779,387,769
資產總計		**13,665,029,276**	11,545,234,601	**9,137,503,740**	7,560,750,590

合併及母公司資產負債表(未經審計)(續)

2008年6月30日
(除特別註明外,金額單位為人民幣元)

負債及股東權益	附註七(除另註外)	2008年6月30日合併	2007年12月31日合併	2008年6月30日母公司	2007年12月31日母公司
流動負債					
短期借款	(13)	**830,214,483**	971,095,596	**343,050,000**	545,230,000
交易性金融負債	(14)	**20,300,000**	22,801,000	**20,300,000**	22,801,000
應付票據	(15)	**195,796,425**	207,267,627	**52,110,000**	81,180,000
應付帳款	(16)	**1,310,882,332**	1,080,803,311	**378,786,956**	188,917,598
預收款項	(17)	**257,266,357**	482,882,288	**119,408,309**	374,157,593
應付職工薪酬	(18)	**149,096,074**	155,081,240	**22,578,297**	27,374,233
應交稅費	(19)	**670,988,107**	516,217,879	**254,643,882**	263,922,451
應付股利		**311,332,537**	—	**287,882,537**	—
其他應付款	(20)	**2,225,145,940**	1,763,963,613	**586,853,399**	480,009,334
一年內到期的非流動負債	(21)	**111,665,764**	126,203,635	—	—
流動負債合計		**6,082,688,019**	5,326,316,189	**2,065,613,380**	1,983,592,209
非流動負債					
長期借款	(22)	**91,044,594**	90,854,451	—	—
應付債券	(23)	**1,101,761,483**	—	**1,101,761,483**	—
長期應付款	(24)	**18,159,004**	18,133,114	—	—
專項應付款	(25)	**61,361,262**	61,367,262	**11,308,462**	11,308,462
遞延所得稅負債	(26)	**115,033,078**	17,034,856	**101,119,629**	1,827,500
遞延收益		**2,478,738**	14,907,738	—	—
其他非流動負債		**28,285,586**	28,285,586	—	—
非流動負債合計		**1,418,123,745**	230,583,007	**1,214,189,574**	13,135,962
負債合計		**7,500,811,764**	5,556,899,196	**3,279,802,954**	1,996,728,171
股東權益					
股本	(27)	**1,308,219,178**	1,308,219,178	**1,308,219,178**	1,308,219,178
資本公積	(28)	**3,055,668,784**	2,864,565,133	**3,169,971,003**	2,889,960,983
盈餘公積	(29)	**495,219,003**	495,219,003	**495,219,003**	495,219,003
未分配利潤		**928,865,608**	835,546,023	**884,291,602**	870,623,255
外幣報表折算差額		**5,471,660**	5,635,295	—	—
歸屬於母公司股東權益合計		**5,793,444,233**	5,509,184,632	**5,857,700,786**	5,564,022,419
少數股東權益	(31)	**370,773,279**	479,150,773	—	—
股東權益合計		**6,164,217,512**	5,988,335,405	**5,857,700,786**	5,564,022,419
負債及股東權益總計		**13,665,029,276**	11,545,234,601	**9,137,503,740**	7,560,750,590

後附財務報表附註為財務報表的組成部分。

企業負責人: **金志國**　　*主管會計工作的負責人:* **孫玉國**　　*會計機構負責人:* **于竹明**

青島啤酒股份有限公司

合併及母公司利潤表(未經審計)

截至2008年6月30日止6個月
(除特別註明外，金額單位為人民幣元)

項目	附註七 (除另註外)	2008年6月30日止6個月 合併	2007年6月30日止6個月 合併 (經重述)	2008年6月30日止6個月 母公司	2007年6月30日止6個月 母公司 (經重述)
一、營業收入	(32), 十(3)	**7,904,311,531**	6,833,518,980	**3,757,241,051**	2,942,485,634
減：營業成本	(32), 十(3)	**(4,669,731,387)**	(4,022,713,848)	**(2,375,563,926)**	(1,808,472,394)
營業稅金及附加	(33)	**(704,501,803)**	(665,800,032)	**(135,440,019)**	(123,655,102)
銷售費用		**(1,610,467,766)**	(1,336,273,087)	**(827,225,867)**	(585,818,462)
管理費用		**(358,916,258)**	(245,869,294)	**(85,198,453)**	(73,375,541)
財務費用－淨額	(34)	**(15,124,759)**	(5,036,471)	**(11,597,265)**	(2,384,581)
資產減值損失	(35)	**(1,796,847)**	(53,359,873)	**559,976**	671,854
加：公允價值變動收益／(損失)	(36)	**2,501,000**	(2,516,000)	**2,501,000**	(2,516,000)
投資收益／(損失)	(37), 十(4)	**(3,064,991)**	1,593,326	**109,575,217**	82,196,970
其中：對聯營企業的投資收益	(37), 十(4)	**609,389**	403,692	**2,525,747**	2,177,856
二、營業利潤		**543,208,720**	503,543,701	**434,851,714**	429,132,378
加：營業外收入	(38)	**77,419,076**	48,515,507	**722,064**	359,305
減：營業外支出	(38)	**(24,543,811)**	(6,324,213)	**(16,430,768)**	(1,000,205)
其中：非流動資產處置損失	(38)	**(7,788,883)**	(2,400,744)	**(3,229,641)**	(202,330)
三、利潤總額		**596,083,985**	545,734,995	**419,143,010**	428,491,478
減：所得稅費用	(39), 五(1)	**(190,529,295)**	(222,475,641)	**(117,666,444)**	(140,451,819)
四、淨利潤		**405,554,690**	323,259,354	**301,476,566**	288,039,659
歸屬於母公司股東的淨利潤		**381,127,804**	287,892,466	**301,476,566**	288,039,659
少數股東損益		**24,426,886**	35,366,888	—	—
五、每股收益(基於歸屬於母公司普通股股東合併淨利潤)					
基本每股收益	(40)	**0.291**	0.220		
稀釋每股收益	(40)	**0.291**	0.220		

後附財務報表附註為財務報表的組成部分。

企業負責人：**金志國**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

合併及母公司現金流量表(未經審計)

截至2008年6月30日止6個月
(除特別註明外，金額單位為人民幣元)

項目	附註七	2008年6月30日止6個月 合併	2007年6月30日止6個月 合併	2008年6月30日止6個月 母公司	2007年6月30日止6個月 母公司
一、經營活動產生的現金流量					
銷售商品、提供勞務收到的現金		8,673,456,268	7,845,241,550	3,840,494,019	3,229,298,798
收到的稅費返還		32,010,638	29,953,985	—	—
收到其他與經營活動有關的現金		407,135,790	515,957,436	28,091,710	93,792,277
經營活動現金流入小計		9,112,602,696	8,391,152,971	3,868,585,729	3,323,091,075
購買商品、接受勞務支付的現金		(5,098,381,448)	(4,431,157,277)	(2,719,705,992)	(1,929,760,443)
支付給職工以及為職工支付的現金		(711,638,149)	(513,463,167)	(219,538,279)	(137,729,095)
支付的各項稅費		(1,446,399,334)	(1,214,387,171)	(489,402,408)	(329,301,848)
支付其他與經營活動有關的現金	(41)(d)	(1,060,135,237)	(863,507,638)	(462,952,515)	(478,826,625)
經營活動現金流出小計		(8,316,554,168)	(7,022,515,253)	(3,891,599,194)	(2,875,618,011)
經營活動產生的現金流量淨額	(41)(a)	796,048,528	1,368,637,718	(23,013,465)	447,473,064
二、投資活動產生的現金流量					
收回投資收到的現金		30,000,000	5,130,681	1,955,718,907	1,021,530,376
取得投資收益所收到的現金		436,783	138,348	116,586,550	72,788,268
處置固定資產、無形資產和其他長期資產收回的現金淨額		2,864,301	8,825,864	103,535	223,804
取得子公司收到的現金淨額		7,886,505	—	—	—
收到其他與投資活動有關的現金		33,340,940	27,016,478	170,628	20,000
投資活動現金流入小計		74,528,529	41,111,371	2,072,579,620	1,094,562,448
購建固定資產、無形資產和其他長期資產支付的現金		(473,219,615)	(389,570,663)	(42,456,820)	(58,419,067)
投資支付的現金		(180,550,000)	(68,000,000)	(2,663,860,000)	(1,137,310,000)
支付其他與投資活動有關的現金		(8,317,427)	(313,974)	(4,161,000)	(75,234)
投資活動現金流出小計		(662,087,042)	(457,884,637)	(2,710,477,820)	(1,195,804,301)
投資活動產生的現金流量淨額		(587,558,513)	(416,773,266)	(637,898,200)	(101,241,853)

合併及母公司現金流量表(未經審計)(續)

截至2008年6月30日止6個月
(除特別註明外，金額單位為人民幣元)

項目	附註七	2008年6月30日止6個月 合併	2007年6月30日止6個月 合併	2008年6月30日止6個月 母公司	2007年6月30日止6個月 母公司
三、籌資活動產生的現金流量					
取得借款收到的現金		278,456,813	323,947,453	—	—
發行債券收到的現金		1,500,000,000	—	1,500,000,000	—
收到其他與籌資活動有關的現金		4,512,780	8,131,800	—	401,000
籌資活動現金流入小計		1,782,969,593	332,079,253	1,500,000,000	401,000
償還債務支付的現金		(421,527,552)	(241,876,537)	(180,000,000)	—
分配股利、利潤或償付利息支付的現金		(49,718,419)	(41,726,536)	(15,778,530)	(9,008,488)
其中：子公司支付給少數股東的股利、利潤		(23,297,966)	(28,431,800)	—	—
支付其他與籌資活動有關的現金		(38,776,084)	(11,586,283)	(35,456,737)	—
籌資活動現金流出小計		(510,022,055)	(295,189,356)	(231,235,267)	(9,008,488)
籌資活動產生的現金流量淨額		1,272,947,538	36,889,897	1,268,764,733	(8,607,488)
四、匯率變動對現金及現金等價物的影響		(8,132,263)	(1,528,943)	(964,819)	(394,815)
五、現金及現金等價物淨增加額	(41)(b)	1,473,305,290	987,225,406	606,888,249	337,228,908
加：年初現金及現金等價物餘額		1,284,642,337	1,208,352,565	689,459,197	594,700,068
六、年末現金及現金等價物餘額	(41)(c)	2,757,947,627	2,195,577,971	1,296,347,446	931,928,976

後附財務報表附註為財務報表的組成部分。

企業負責人：金志國　　*主管會計工作的負責人*：孫玉國　　*會計機構負責人*：于竹明

青島啤酒股份有限公司

合併股東權益變動表(未經審計)

截至2008年6月30日止6個月
(除特別註明外,金額單位為人民幣元)

項目	附註七	歸屬於母公司股東權益 股本	資本公積	盈餘公積	未分配利潤	外幣報表折算差額	少數股東權益	股東權益合計
2006年12月31日年末餘額		1,308,219,178	2,854,810,073	669,637,704	386,317,753	4,736,922	539,266,746	5,762,988,376
首次執行企業會計準則		–	–	(192,916,455)	197,391,953	–	(86,109,918)	(81,634,420)
2007年1月1日年初餘額(經重述)		1,308,219,178	2,854,810,073	476,721,249	583,709,706	4,736,922	453,156,828	5,681,353,956
2007年1-6月份增減變動額		–	–	–	84,247	1,012,486	22,061,015	23,157,748
淨利潤		–	–	–	287,892,466	–	35,366,888	323,259,354
直接計入股東權益的利得,包括		–	–	–	–	1,012,486	–	1,012,486
其他		–	–	–	–	1,012,486	–	1,012,486
股東投入和減少資本,包括		–	–	–	–	–	15,703,022	15,703,022
股東投入資本		–	–	–	–	–	15,703,022	15,703,022
利潤分配,包括		–	–	–	(287,808,219)	–	(29,008,895)	(316,817,114)
對股東的分配	*(30)*	–	–	–	(287,808,219)	–	(28,881,800)	(316,690,019)
其他		–	–	–	–	–	(127,095)	(127,095)
2007年6月30日餘額(經重述)		1,308,219,178	2,854,810,073	476,721,249	583,793,953	5,749,408	475,217,843	5,704,511,704
2008年1月1日年初餘額		1,308,219,178	2,864,565,133	495,219,003	835,546,023	5,635,295	479,150,773	5,988,335,405
2008年1-6月份增減變動額		–	191,103,651	–	93,319,585	(163,635)	(108,377,494)	175,882,107
淨利潤		–	–	–	381,127,804	–	24,426,886	405,554,690
直接計入股東權益的利得,包括		–	191,103,651	–	–	(163,635)	(103,079,780)	87,860,236
可供出售金融資產公允價值變動淨額		–	(7,245,684)	–	–	–	(343,079)	(7,588,763)
可供出售金融資產公允價值變動的所得稅影響		–	1,811,421	–	–	–	85,770	1,897,191
分離交易可轉債內含權益部分	*(28)*	–	380,490,332	–	–	–	–	380,490,332
分離交易可轉債內含權益部分的所得稅影響	*(28)*	–	(97,425,510)	–	–	–	–	(97,425,510)
收購子公司少數股東權益影響		–	(86,992,541)	–	–	–	(102,117,459)	(189,110,000)
其他		–	465,633	–	–	(163,635)	(705,012)	(403,014)
利潤分配,包括		–	–	–	(287,808,219)	–	(29,724,600)	(317,532,819)
對股東的分配	*(30)*	–	–	–	(287,808,219)	–	(29,724,600)	(317,532,819)
2008年6月30日餘額		1,308,219,178	3,055,668,784	495,219,003	928,865,608	5,471,660	370,773,279	6,164,217,512

後附財務報表附註為財務報表的組成部分。

企業負責人: **金志國**　　*主管會計工作的負責人:* **孫玉國**　　*會計機構負責人:* **于竹明**

青島啤酒股份有限公司

母公司股東權益變動表（未經審計）

截至2008年6月30日止6個月
（除特別註明外，金額單位為人民幣元）

項目	附註七	股本	資本公積	盈餘公積	未分配利潤	股東權益合計
2006年12月31日年末餘額		1,308,219,178	2,904,549,173	433,435,115	602,375,801	5,248,579,267
首次執行企業會計準則		—	(20,070,690)	43,286,134	389,575,878	412,791,322
2007年1月1日年初餘額（經重述）		1,308,219,178	2,884,478,483	476,721,249	991,951,679	5,661,370,589
2007年1–6月份增減變動額		—	—	—	231,440	231,440
淨利潤		—	—	—	288,039,659	288,039,659
利潤分配，包括		—	—	—	(287,808,219)	(287,808,219)
對股東的分配	(30)	—	—	—	(287,808,219)	(287,808,219)
2007年6月30日餘額（經重述）		1,308,219,178	2,884,478,483	476,721,249	992,183,119	5,661,602,029
2008年1月1日年初餘額		1,308,219,178	2,889,960,983	495,219,003	870,623,255	5,564,022,419
2008年1–6月份增減變動額		—	280,010,020	—	13,668,347	293,678,367
淨利潤		—	—	—	301,476,566	301,476,566
直接計入股東權益的利得，包括		—	280,010,020	—	—	280,010,020
可供出售金融資產公允價值變動淨額		—	(4,070,000)	—	—	(4,070,000)
可供出售金融資產公允價值變動的所得稅影響		—	1,017,500	—	—	1,017,500
分離交易可轉債內含權益部分	(28)	—	380,490,332	—	—	380,490,332
分離交易可轉債內含權益部分的所得稅影響	(28)	—	(97,425,510)	—	—	(97,425,510)
其他		—	(2,302)	—	—	(2,302)
利潤分配，包括		—	—	—	(287,808,219)	(287,808,219)
對股東的分配	(30)	—	—	—	(287,808,219)	(287,808,219)
2008年6月30日餘額		1,308,219,178	3,169,971,003	495,219,003	884,291,602	5,857,700,786

後附財務報表附註為財務報表的組成部分。

*企業負責人：*金志國　　*主管會計工作的負責人：*孫玉國　　*會計機構負責人：*于竹明

截至2008年6月30日止6個月
(除特別註明外，金額單位為人民幣元)

一 公司基本情況

青島啤酒股份有限公司(以下簡稱「本公司」)於1993年6月16日在中華人民共和國(「中國」)成立，並於1995年12月27日取得按中外合資股份有限公司註冊的企業法人營業執照。本公司的註冊資本為1,308,219,178元。

本公司發行的H股自1993年7月15日開始在香港聯合交易所有限公司之主板上市，而A股則自1993年8月27日開始在上海證券交易所上市。

根據本公司2006年10月16日股東會議通過的A股股權分置改革方案，本公司全體非流通股股東以向改革方案實施股權登記日(2006年12月18日)在中國證券登記結算有限責任公司上海分公司(「登記結算公司」)登記在冊的本公司全體流通A股股東支付股票和現金的方式作為對價安排，即本公司全體非流通股股東向全體流通A股股東支付股份總計35,755,495股(每股流通A股約獲得0.178777股股份)，同時支付現金總計4800萬元人民幣(每股流通A股獲得0.24元人民幣現金)。對價安排執行完畢後，公司非流通股股東持有的非流通股股份即獲得上市流通權。惟本公司國有股股東已承諾於獲得流通權五年內不在市場轉讓該等股份，同時承諾將於未來三年向本公司股東大會提出利潤分配比例不低於當年實現未分配利潤的70%的議案，並在股東大會表決時投贊成票。本公司股權分置執行對價後，境內其他法人持有股的持有比例降至1.35%，境內上市的人民幣普通股的持有比例增加至18.02%，其他股權比例維持不變。

經中國證券監督委員會證監發行字2008[445]號文核准，本公司於2008年4月2日公開發行1,500萬份認股權和債券分離交易的可轉換公司債券(以下簡稱「分離交易可轉債」)，每份面值100元，發行總額15億元、債券期限為6年。與上述債券發行相關的資訊，詳見附註七(23)。

本公司及控股子公司(以下簡稱「本集團」)的主要業務為生產及銷售啤酒。

本財務報表由本公司董事會於2008年8月19日批准報出。

二 財務報表的編製基礎

本集團執行財政部於2006年2月15日頒佈的《企業會計準則—基本準則》和38項具體會計準則、其後頒佈的企業會計準則應用指南、企業會計準則解釋以及其他相關規定(以下簡稱「企業會計準則」)。

三 遵循企業會計準則的聲明

本集團和本公司2008年6月30日合併及母公司財務報表符合企業會計準則的要求，真實、完整地反映了本集團和本公司2008年6月30日的財務狀況以及2008年1-6月份的經營成果和現金流量等有關資訊。

四 重要會計政策和會計估計

(1) 會計年度

會計年度為西曆1月1日起至12月31日止。

(2) 記帳本位幣

記帳本位幣為人民幣。

(3) 外幣折算

(a) 外幣交易

外幣交易按交易發生日的即期匯率將外幣金額折算為人民幣入帳。

(3) 外幣折算(續)

(a) 外幣交易(續)

於資產負債表日，外幣貨幣性項目採用資產負債表日的即期匯率折算為人民幣，所產生的折算差額除了為購建或生產符合資本化條件的資產而借入的外幣專門借款產生的匯兑差額按資本化的原則處理外，直接計入當期損益。以歷史成本計量的外幣非貨幣性項目，於資產負債表日採用交易發生日的即期匯率折算。

(b) 外幣財務報表的折算

境外經營的資產負債表中的資產和負債項目，採用資產負債表日的即期匯率折算，股東權益中除未分配利潤項目外，其他項目採用發生時的即期匯率折算。境外經營的利潤表中的收入與費用項目，按年度平均匯率折算。上述折算產生的外幣報表折算差額，在股東權益中以單獨項目列示。

外幣現金流量以及境外子公司的現金流量按年度平均匯率折算。匯率變動對現金的影響額，在現金流量表中單獨列示。

(4) 現金及現金等價物

列示於現金流量表中的現金是指庫存現金及可隨時用於支付的存款，現金等價物是指持有的期限短、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

(5) 金融資產

金融資產於初始確認時分類為：以公允價值計量且其變動計入當期損益的金融資產、應收款項、可供出售金融資產和持有至到期投資。金融資產的分類取決於本集團對金融資產的持有意圖和持有能力。

(a) 以公允價值計量且其變動計入當期損益的金融資產

以公允價值計量且其變動計入當期損益的金融資產包括持有目的為短期內出售的金融資產，該資產在資產負債表中以交易性金融資產列示。

(b) 應收款項

應收款項是指在活躍市場中沒有報價、回收金額固定或可確定的非衍生金融資產，包括應收賬款和其他應收款等(附註四(6))。

(c) 可供出售金融資產

可供出售金融資產包括初始確認時即被指定為可供出售的非衍生金融資產及未被劃分為其他類的金融資產。自資產負債表日起12個月內將出售的可供出售金融資產在資產負債表中列示為其他流動資產。

(d) 持有至到期投資

持有至到期投資是指到期日固定、回收金額固定或可確定，且管理層有明確意圖和能力持有至到期的非衍生金融資產。自資產負債表日起12個月內到期的持有至到期投資在資產負債表中列示為其他流動資產或一年內到期的非流動資產。

(e) 確認和計量

金融資產於本集團成為金融工具合同的一方時，按公允價值在資產負債表內確認。以公允價值計量且其變動計入當期損益的金融資產，取得時發生的相關交易費用直接計入當期損益。其他金融資產的相關交易費用計入初始確認金額。當某項金融資產收取現金流量的合同權利已終止或與該金融資產所有權上幾乎所有的風險和報酬已轉移至轉入方的，終止確認該金融資產。

(5) 金融資產(續)

(e) 確認和計量(續)

以公允價值計量且其變動計入當期損益的金融資產和可供出售金融資產按照公允價值進行後續計量，但在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資，按照成本計量；應收款項以及持有至到期投資採用實際利率法，以攤餘成本計量。

以公允價值計量且其變動計入當期損益的金融資產的公允價值變動計入公允價值變動損益；在資產持有期間所取得的利息或現金股利以及在處置時產生的處置損益，計入當期損益。

除減值損失及外幣貨幣性金融資產形成的匯兑損益外，可供出售金融資產公允價值變動計入股東權益，待該金融資產終止確認時，原直接計入權益的公允價值變動累計額轉入當期損益。可供出售債務工具投資在持有期間按實際利率法計算利息，計入投資收益；可供出售權益工具投資的現金股利，於被投資單位宣告發放股利時計入投資收益。

(f) 金融資產減值

除以公允價值計量且其變動計入當期損益的金融資產外，本集團於資產負債表日對金融資產的帳面價值進行檢查，如果有客觀證據表明某項金融資產發生減值的，計提減值準備。

以攤餘成本計量的金融資產發生減值時，按預計未來現金流量(不包括尚未發生的未來信用損失)現值低於帳面價值的差額，計提減值準備。如果有客觀證據表明該金融資產價值已恢復，且客觀上與確認該損失後發生的事項有關，原確認的減值損失予以轉回，計入當期損益。

當可供出售金融資產的公允價值發生較大幅度或非暫時性下降，原直接計入股東權益的因公允價值下降形成的累計損失計入減值損失。對已確認減值損失的可供出售債務工具投資，在期後公允價值上升且客觀上與確認原減值損失後發生的事項有關的，原確認的減值損失予以轉回，計入當期損益。對已確認減值損失的可供出售權益工具投資，在期後公允價值上升且客觀上與確認原減值損失後發生的事項有關的，原確認的減值損失予以轉回，直接計入股東權益。在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資發生的減值損失，如果在以後期間價值得以恢復，也不予轉回。

(6) 應收款項

應收款項包括應收賬款、其他應收款等。本集團對外銷售商品或提供勞務形成的應收賬款，按從購貨方應收的合同或協議價款的公允價值作為初始確認金額。應收款項採用實際利率法，以攤餘成本減去壞賬準備後的淨額列示。

對於單項金額重大的應收款項，當存在客觀證據表明本集團將無法按應收款項的原有條款收回所有款項時，根據其預計未來現金流量現值低於其帳面價值的差額，單獨進行減值測試，計提壞賬準備。

對於單項金額非重大的應收款項，與經單獨測試後未減值的應收款項一起按信用風險特徵劃分為若干組合，根據以前年度與之相同或相類似的、具有類似信用風險特徵的應收賬款組合的實際損失率為基礎，結合現時情況確定本年度應計提的壞賬準備。

本集團向金融機構轉讓不附追索權的應收賬款，按交易款項扣除已轉銷應收賬款的帳面價值和相關稅費後的差額計入當期損益。

(7) 存貨

存貨包括原材料、在產品、產成品和周轉材料等，按成本與可變現淨值孰低列示。

存貨發出時的成本按加權平均法核算，產成品和在產品成本包括原材料、直接人工以及在正常生產能力下按照一定方法分配的製造費用。

(7) 存貨(續)

存貨跌價準備按存貨成本高於其可變現淨值的差額計提。可變現淨值按日常活動中，以存貨的估計售價減去至完工時估計將要發生的成本、估計的銷售費用以及相關税費後的金額確定。

本集團的存貨盤存制度採用永續盤存制。

(8) 長期股權投資

長期股權投資包括本公司對子公司的股權投資、本集團對聯營企業的股權投資以及本集團對被投資單位不具有控制、共同控制或重大影響，並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資。

(a) 子公司

子公司是指本集團能夠對其實施控制，即有權決定其財務和經營政策，並能據以從其經營活動中獲取利益的被投資單位。在確定能否對被投資單位實施控制時，被投資單位當期可轉換公司債券、當期可執行認股權證等潛在表決權因素亦同時予以考慮。對子公司投資，在本公司個別財務報表中按照成本法確定的金額列示，在編製合併財務報表時按權益法調整後進行合併。

採用成本法核算的長期股權投資按照初始投資成本計量。被投資單位宣告分派的現金股利或利潤，確認為當期投資收益。確認的投資收益，僅限於被投資單位接受投資後產生的累計淨利潤的分配額，所獲得的利潤或現金股利超過上述數額的部分作為初始投資成本的收回。

(b) 聯營企業

聯營企業是指本集團對其財務和經營決策具有重大影響的被投資單位。

對聯營企業投資按照實際成本進行初始計量，並採用權益法進行後續計量。初始投資成本大於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額包含在初始投資成本中；初始投資成本小於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額計入當期損益，同時調整長期股權投資成本。

採用權益法核算時，本集團按應享有或應分擔的被投資單位的淨損益份額確認當期投資損益。確認被投資單位發生的淨虧損，以長期股權投資的帳面價值以及其他實質上構成對被投資單位淨投資的長期權益減記至零為限，但本集團負有承擔額外損失義務且符合或有事項準則所規定的預計負債確認條件的，繼續確認投資損失和預計負債。被投資單位除淨損益以外股東權益的其他變動，在持股比例不變的情況下，本集團按照持股比例計算應享有或承擔的部分直接計入資本公積。被投資單位分派的利潤或現金股利於宣告分派時按照本集團應分得的部分，相應減少長期股權投資的帳面價值。本集團與被投資單位之間發生的內部交易損益按照持股比例計算歸屬於本集團的部分，予以抵銷，在此基礎上確認投資損益。本集團與被投資單位發生的內部交易損失，屬於資產減值損失的，全額確認該損失，相應的未實現損益不予抵銷。

(c) 其他長期股權投資

其他本集團對被投資單位不具有控制、共同控制或重大影響，並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資，採用成本法核算。

(d) 長期股權投資減值

當長期股權投資的可收回金額低於其帳面價值時，帳面價值減記至可收回金額(附註四(16))。

(9) 投資性房地產

投資性房地產包括已出租的建築物，以實際成本進行初始計量。與投資性房地產有關的後續支出，在相關的經濟利益很可能流入本集團且其成本能夠可靠的計量時，計入投資性房地產成本；否則，在發生時計入當期損益。

(9) 投資性房地產(續)

本集團採用成本模式對所有投資性房地產進行後續計量，按其預計使用壽命及淨殘值率對建築物計提折舊。投資性房地產的預計使用壽命、淨殘值率及年折舊率列示如下：

	預計使用壽命	預計淨殘值率	年折舊率
建築物	40年	3%	2.4%

投資性房地產的用途改變為自用時，自改變之日起，將該投資性房地產轉換為固定資產。自用房地產的用途改變為賺取租金時，自改變之日起，將固定資產轉換為投資性房地產。發生轉換時，以轉換前的帳面價值作為轉換後的入帳價值。

對投資性房地產的預計使用壽命、預計淨殘值和折舊方法於每年年度終了進行覆核並作適當調整。

當投資性房地產被處置、或者永久退出使用且預計不能從其處置中取得經濟利益時，終止確認該項投資性房地產。投資性房地產出售、轉讓、報廢或毀損的處置收入扣除其帳面價值和相關稅費後的金額計入當期損益。

當投資性房地產的可收回金額低於其帳面價值時，帳面價值減記至可收回金額(附註四(16))。

(10) 固定資產

固定資產包括房屋及建築物、機器設備、運輸工具以及其他設備等。購置或新建的固定資產按取得時的實際成本進行初始計量。本公司在進行公司制改建時，國有股股東投入的固定資產，按國有資產管理部門確認的評估值作為入帳價值。

與固定資產有關的後續支出，在相關的經濟利益很可能流入本集團且其成本能夠可靠的計量時，計入固定資產成本；對於被替換的部分，終止確認其帳面價值；所有其他後續支出於發生時計入當期損益。

固定資產折舊採用年限平均法並按其入帳價值減去預計淨殘值後在預計使用壽命內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的帳面價值及依據尚可使用年限確定折舊額。

固定資產的預計使用壽命、淨殘值率及年折舊率列示如下：

	預計使用壽命	預計淨殘值率	年折舊率
房屋及建築物	20-40年	3%-5%	2.4%-4.9%
機器設備	5-14年	3%-5%	6.8%-19.4%
運輸工具	5-12年	3%-5%	7.9%-19.4%
其他設備	5-10年	3%-5%	9.5%-19.4%

於每年年度終了，對固定資產的預計使用壽命、預計淨殘值和折舊方法進行覆核並作適當調整。

當固定資產的可收回金額低於其帳面價值時，帳面價值減記至可收回金額(附註四(16))。

符合持有待售條件的固定資產，以帳面價值與公允價值減去處置費用孰低的金額列示。公允價值減去處置費用低於原帳面價值的金額，確認為資產減值損失。

當固定資產被處置、或者預期通過使用或處置不能產生經濟利益時，終止確認該固定資產。固定資產出售、轉讓、報廢或毀損的處置收入扣除其帳面價值和相關稅費後的金額計入當期損益。

(11) 在建工程

在建工程按實際發生的成本計量。實際成本包括建築費用、其他為使在建工程達到預定可使用狀態所發生的必要支出以及在資產達到預定可使用狀態之前所發生的符合資本化條件的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並自次月起開始計提折舊。

當在建工程的可收回金額低於其帳面價值時，帳面價值減記至可收回金額(附註四(16))。

(12) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟體及專有技術等，以實際成本計量。

(a) 土地使用權

土地使用權按使用年限50年平均攤銷。外購土地及建築物的價款難以在土地使用權與建築物之間合理分配的，全部作為固定資產。

(b) 商標使用權

商標使用權主要包括本集團於1993年6月16日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入帳，管理層認為該商標使用權的使用壽命不確定，不對其進行攤銷，在每個會計期間對其使用壽命進行覆核。其他商標使用權是於收購子公司時取得，按其預計使用年限5至10年平均攤銷。

(c) 電腦軟體

電腦軟體按預計使用年限平均攤銷。

(d) 專有技術

專有技術按預計使用年限10年平均攤銷。

(e) 無形資產減值

當無形資產的可收回金額低於其帳面價值時，帳面價值減記至可收回金額(附註四(16))。

(f) 定期覆核使用壽命和攤銷方法

對無形資產的預計使用壽命及攤銷方法於每年年度終了進行覆核並作適當調整。

(13) 研究與開發

根據內部研究開發項目支出的性質以及研發活動最終形成無形資產是否具有較大不確定性，分為研究階段支出和開發階段支出。

研究階段的支出，於發生時計入當期損益；開發階段的支出，同時滿足下列條件的，確認為無形資產：

- 完成該無形資產以使其能夠使用或出售在技術上具有可行性。
- 管理層具有完成該無形資產並使用或出售的意圖。
- 能夠證明該無形資產將如何產生經濟利益。
- 有足夠的技術、財務資源和其他資源支援，以完成該無形資產的開發，並有能力使用或出售該無形資產。
- 歸屬於該無形資產開發階段的支出能夠可靠地計量。

(13) 研究與開發(續)

不滿足上述條件的開發階段的支出，於發生時計入當期損益。前期已計入損益的開發支出不在以後期間確認為資產。已資本化的開發階段的支出在資產負債表上列示為開發支出，自該項目達到預定可使用狀態之日起轉為無形資產。

當開發支出的可收回金額低於其帳面價值時，帳面價值減記至可收回金額(附註四(16))。

(14) 商譽

商譽為股權投資成本超過應享有的被投資單位於投資取得日可辨認淨資產公允價值份額的差額，或者為非同一控制下企業合併成本超過企業合併中取得的被購買方可辨認淨資產於購買日的公允價值份額的差額。

企業合併形成的商譽在合併財務報表上單獨列示。購買聯營企業股權投資成本超過投資時應享有被投資單位可辨認淨資產的公允價值份額的差額，包含於長期股權投資。

企業合併形成的商譽至少每年進行減值測試。減值測試時，商譽的帳面價值根據企業合併的協同效應分攤至受益的資產組或資產組組合。資產組或資產組組合的減值見附註四(16)。期末商譽按成本減去累計減值損失後的淨額列示。

(15) 長期待攤費用

長期待攤費用為已經發生但應由本期和以後各期負擔的分攤期限在一年以上的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(16) 資產減值

在財務報表中單獨列示的商譽，無論是否存在減值跡象，至少每年進行減值測試。固定資產、無形資產、以成本模式計量的投資性房地產及長期股權投資等，於資產負債表日存在減值跡象的，進行減值測試。減值測試結果表明資產的可收回金額低於其帳面價值的，按其差額計提減值準備並計入減值損失。可收回金額為資產的公允價值減去處置費用後的淨額與資產預計未來現金流量的現值兩者之間的較高者。資產減值準備按單項資產為基礎計算並確認，如果難以對單項資產的可收回金額進行估計的，以該資產所屬的資產組確定資產組的可收回金額。資產組是能夠獨立產生現金流入的最小資產組合。

上述資產減值損失一經確認，如果在以後期間價值得以恢復，也不予轉回。

(17) 借款費用

發生的可直接歸屬於需要經過相當長時間的購建活動才能達到預定可使用狀態之固定資產的購建的借款費用，在資產支出及借款費用已經發生、為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。如果資產的購建活動發生非正常中斷，並且中斷時間連續超過3個月，暫停借款費用的資本化，直至資產的購建活動重新開始。

(18) 借款

借款按公允價值扣除交易成本後的金額進行初始計量，並採用實際利率法按攤餘成本進行後續計量。於資產負債表日起12個月(含12個月)內償還的借款為短期借款，其餘借款為長期借款。

(19) 職工薪酬

職工薪酬主要包括工資、獎金、津貼和補貼、職工福利費，社會保險費及住房公積金、工會經費和職工教育經費等其他與獲得職工提供的服務相關的支出。

於職工提供服務的期間確認應付的職工薪酬，並根據職工提供服務的受益物件計入相關資產成本和費用。

(20) 預計負債

因產品品質保證、虧損合同等形成的現時義務，其履行很可能導致經濟利益的流出，在該義務的金額能夠可靠計量時，確認為預計負債。對於未來經營虧損，不確認預計負債。

預計負債按照履行相關現時義務所需支出的最佳估計數進行初始計量，並綜合考慮與或有事項有關的風險、不確定性和貨幣時間價值等因素。貨幣時間價值影響重大的，通過對相關未來現金流出進行折現後確定最佳估計數；因隨著時間推移所進行的折現還原而導致的預計負債帳面價值的增加金額，確認為利息費用。

於資產負債表日，對預計負債的帳面價值進行覆核並作適當調整，以反映當前的最佳估計數。

(21) 可轉換公司債券

可轉換公司債券於發行時分拆相關負債和權益成份，負債成份按未來現金流量進行折現確定，權益成份按發行收入扣除負債金額後的金額確認。可轉換公司債券中的負債金額採用實際利率法，按攤餘成本計量。

(22) 遞延所得稅資產和遞延所得稅負債

遞延所得稅資產和遞延所得稅負債根據資產和負債的計稅基礎與其帳面價值的差額(暫時性差異)計算確認。對於按照稅法規定能夠於以後年度抵減應納稅所得額的可抵扣虧損，視同暫時性差異確認相應的遞延所得稅資產。對於商譽的初始確認產生的暫時性差異，不確認相應的遞延所得稅負債。對於既不影響會計利潤也不影響應納稅所得額(或可抵扣虧損)的非企業合併的交易中產生的資產或負債的初始確認形成的暫時性差異，不確認相應的遞延所得稅資產和遞延所得稅負債。於資產負債表日，遞延所得稅資產和遞延所得稅負債，按照預期收回該資產或清償該負債期間的適用稅率計量。

遞延所得稅資產的確認以本集團很可能取得用來抵扣可抵扣暫時性差異、可抵扣虧損和稅款抵減的應納稅所得額為限。

對子公司及聯營企業投資相關的暫時性差異產生的遞延所得稅資產和遞延所得稅負債，予以確認。但本集團能夠控制暫時性差異轉回的時間且該暫時性差異在可預見的未來很可能不會轉回的，不予確認。

(23) 收入確認

收入的金額按照本集團在日常經營活動中銷售商品和提供勞務時，已收或應收合同或協議價款的公允價值確定。收入按扣除增值稅、商業折扣、銷售折讓及銷售退回的淨額列示。

與交易相關的經濟利益能夠流入本集團，相關的收入能夠可靠計量且滿足下列各項經營活動的特定收入確認標準時，確認相關的收入。

(a) 銷售商品

本集團生產啤酒產品並銷售予各地經銷商。本集團將啤酒產品按照協定合同規定運至約定交貨地點，由經銷商確認接收後，確認銷售收入。產品交付後，經銷商具有自行銷售啤酒產品的權利並承擔毀損的風險，本集團不再對售出的啤酒產品實施有效控制。

(b) 讓渡資產使用權

利息收入按照時間比例為基礎採用實際利率計算確定。

經營租賃收入按照直線法在租賃期內確認。

(24) 租賃

實質上轉移了與資產所有權有關的全部風險和報酬的租賃為融資租賃。其他的租賃為經營租賃。

(a) 經營租賃

經營租賃的租金支出在租賃期內按照直線法計入相關資產成本或當期損益。

(b) 融資租賃

按租賃資產的公允價值與最低租賃付款額的現值兩者中較低者作為租入資產的入帳價值，租入資產的入帳價值與最低租賃付款額之間的差額為未確認融資費用，在租賃期內按實際利率法攤銷。最低租賃付款額扣除未確認融資費用後的餘額以長期應付款列示。

(25) 股利分配

現金股利於股東大會批准的當期確認為負債。

(26) 企業合併

(a) 同一控制下的企業合併

合併方支付的合併對價和合併方取得的淨資產均按帳面價值計量。合併方取得的淨資產帳面價值與支付的合併對價帳面價值的差額，調整資本公積。資本公積不足以沖減的，調整留存收益。

為進行企業合併發生的直接相關費用於發生時計入當期損益。

(b) 非同一控制下的企業合併

購買方的合併成本和購買方在合併中取得的可辨認淨資產按購買日的公允價值計量。合併成本大於合併中取得的被購買方於購買日可辨認淨資產公允價值份額的差額，確認為商譽；合併成本小於合併中取得的被購買方可辨認淨資產公允價值份額的差額，計入當期損益。

為進行企業合併發生的直接相關費用計入企業合併成本。

(27) 合併財務報表的編製方法

合併財務報表的合併範圍包括本公司及子公司。

從取得子公司的實際控制權之日起，本集團開始將其予以合併；從喪失實際控制權之日起停止合併。集團內所有重大往來餘額、交易及未實現利潤在合併財務報表編製時予以抵銷。子公司的股東權益中不屬於母公司所擁有的部分作為少數股東權益在合併財務報表中股東權益項下單獨列示。

子公司與本公司採用的會計政策或會計期間不一致的，在編製合併財務報表時，按照本公司的會計政策或會計期間對子公司財務報表進行必要的調整。

對於因非同一控制下企業合併取得的子公司，在編製合併財務報表時，以購買日可辨認淨資產公允價值為基礎對其個別財務報表進行調整；對於因同一控制下企業合併取得的子公司，在編製合併財務報表時，視同該企業合併於報告期最早期間的期初已經發生，從報告期最早期間的期初起將其資產、負債、經營成果和現金流量納入合併財務報表，且其合併日前實現的淨利潤在合併利潤表中單列項目反映。

(28) 分部報告

業務分部是指本集團內可區分的、能夠提供單項或一組相關產品或勞務的組成部分，該組成部分承擔了不同於其他組成部分的風險和報酬。地區分部是指本集團內可區分的、能夠在一個特定的經濟環境內提供產品或勞務的組成部分。該組成部分承擔了不同於在其他經濟環境內提供產品或勞務的組成部分的風險和報酬。

(28) 分部報告(續)

本集團以地區分部為主要報告形式，以業務分部為次要報告形式。分部間轉移價格參照市場價格確定，間接歸屬於各分部的費用按照收入比例在不同的分部之間分配。

(29) 金融工具的公允價值確定

存在活躍市場的金融工具，以活躍市場中的報價確定其公允價值。不存在活躍市場的金融工具，採用估值技術確定其公允價值。估值技術包括參考熟悉情況並自願交易的各方最近進行的市場交易中使用的價格、參照實質上相同的其他金融資產的當前公允價值、現金流量折現法等。採用估值技術時，盡可能最大程度使用市場參數，減少使用與本集團特定相關的參數。

(30) 重要會計估計和判斷

本集團根據歷史經驗和其它因素，包括對未來事項的合理預期，對所採用的重要會計估計和關鍵假設進行持續的評價。

(a) 重要會計估計及其關鍵假設

很可能導致下一會計年度資產和負債的帳面價值出現重大調整風險的重要會計估計和關鍵假設列示如下：

(i) 商譽減值準備的會計估計

本集團每年商譽進行減值測試。所含商譽資產組和資產組組合的可收回金額需要根據使用價值計算確定，使用價值的計算需要採用會計估計(附註七(11))。

(ii) 固定資產減值準備的會計估計

根據附註四(16)所述的會計政策，本集團應當在資產負債表日對存在減值跡象的房屋建築物、機器設備等固定資產進行減值測試。類似商譽的減值測試，房屋建築物、機器設備等固定資產的可收回價值需要根據使用價值確定，使用價值的計算需要採用會計估計。

五 稅項

本集團本年度適用的主要稅種及其稅率列示如下：

稅種	稅率	稅基	
企業所得稅	16.5 – 25%	應納稅所得額	
增值稅	17%	啤酒產品，按應納稅銷售額的17%扣除當期允許抵扣的進項稅後的餘額計繳	
消費稅	不適用	**啤酒產品價價**	**單位消費稅**
		人民幣3,000元／噸及以上	人民幣250元／噸
		人民幣3,000元／噸以下	人民幣220元／噸

(1) 企業及地方所得稅

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)(經重述)
中國企業及地方所得稅*(a)*	185,608,149	226,455,174
香港利得稅*(b)*	3,097,550	3,772,914
遞延所得稅資產及負債變動*(c)*	1,823,596	(7,752,447)
	190,529,295	222,475,641

(1) 企業及地方所得稅(續)

(a) 中國企業及地方所得稅

(i) 本公司企業及地方所得稅

根據國家稅務總局在1994年4月18日發出的批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的所得稅暫按15%的稅率徵收，直至另行通知。本公司於1997年3月23日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

2007年7月5日，本公司獲悉國家稅務總局發佈了國稅函[2007]664號《關於上海石油化工股份有限公司等9家境外上市公司企業所得稅稅收管理有關問題的通知》，要求對執行上述優惠政策的9家境外上市公司已到期優惠政策仍在執行的，必須立即予以糾正。對於以往年度適用已到期稅收優惠政策所產生的所得稅差異，要按照《稅收徵收管理辦法》的相關規定處理。為此，本公司於2007年7月6日在境內外上市地交易所網站及境內報章就該事項刊登了公告。

本公司於2008年4月獲得青島市稅務機關的通知，將2007年度企業所得稅稅率從原來的15%調整到33%。至於2007年之前年度的所得稅差異如何處理，因未有定論，本公司董事認為不能可靠估計，因此，在本財務報表中沒有針對可能產生的以前年度所得稅差異提取準備。

截至2007年6月30日止的所得稅費用(上年同期資料)已根據33%的企業所得稅率進行了調整，影響金額為78,913,524元。

(ii) 子公司企業及地方所得稅

青島啤酒(廈門)有限公司(「廈門公司」)，青島啤酒上海松江有限公司(「松江公司」)，青島啤酒(長沙)有限公司(「長沙公司」)，青島啤酒榆林有限責任公司，北京五星青島啤酒有限公司，北京青島啤酒三環有限公司，青島啤酒(福州)有限公司(「福州公司」)和南寧青島啤酒有限公司被確認為生產性外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受「兩免三減半」的稅收優惠政策。本年度為廈門公司的第五個獲利年度，松江公司的第三個獲利年度及長沙公司和福州公司的第二個獲利年度。同時，其他上述子公司雖因未獲利尚未享受稅收優惠，其稅收優惠期限也自本年度起計算。因此本年度廈門公司按9%計算繳納所得稅，松江公司按12.5%計算繳納所得稅，長沙公司、福州公司及其他上述子公司免繳所得稅。

深圳市青島啤酒華南營銷有限公司、青島啤酒華南控股有限公司、深圳青島啤酒朝日有限公司及廈門青島啤酒東南營銷有限公司因分別設立於深圳和廈門經濟特區，本年度按有關稅法規定以18%計算繳納所得稅。

本集團內其他於中國成立及營運的子公司的企業所得稅按應納稅所得額的25%計算繳納。

(iii) 新所得稅的影響

全國人民代表大會於2007年3月16日通過了《中華人民共和國企業所得稅法》(以下簡稱「新所得稅法」)，新所得稅法自2008年1月1日起施行。除上述享受「兩免三減半」定期優惠政策以及低稅率優惠政策的子公司逐步過渡到25%外，本集團適用的企業所得稅稅率自2008年1月1日從33%調整為25%。依據國發[2007]39號關於《國務院關於實施企業所得稅過渡優惠政策的通知》，自2008年1月1日起，原享受低稅率優惠政策的企業，在新稅法施行後5年內逐步過渡到法定稅率；原享受企業所得稅「兩免三減半」等定期減免稅優惠的企業，新稅法施行後繼續按原稅收法律、行政法規及相關文件規定的優惠辦法及年限享受至期滿為止，但因未獲利而尚未享受稅收優惠的，其優惠期限從2008年度起計算。

(b) 香港利得稅

香港利得稅根據本年度估計的應納稅所得額按16.5%之稅率計算繳納。

五 稅項(續)

(1) 企業及地方所得稅(續)

(c) 遞延所得稅資產及負債變動

考慮到部分子公司仍處於虧損狀態，部分遞延所得稅資產的變現性具有較大的不確定性，本集團未對於2009年至2013年的五年內按稅法規定可抵扣應納稅所得額的累計虧損而產生的遞延所得稅資產約255,924,000元(2007年12月31日：253,496,000元)予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延所得稅資產因部分子公司仍處於虧損狀態，該等遞延所得稅資產的變現性具有較大的不確定性，本集團亦未對該等遞延稅款約221,572,000元(2007年12月31日：224,935,000元)予以確認。

(2) 增值稅

根據《中華人民共和國增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

(3) 消費稅

本集團生產、委托加工或進口的啤酒，須繳納消費稅，其中每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元及以上的，單位消費稅額為每噸250元，其他啤酒按每噸220元繳納消費稅。

(1) 非同一控制下的企業合併及其他方式取得的子公司

被投資單位名稱	註冊地點	註冊資本 *(萬元)*	業務性質及經營範圍	本公司持有權益比例*(%)* 直接	本公司持有權益比例*(%)* 間接	本公司表決權比例*(%)* 直接	本公司表決權比例*(%)* 間接
深圳市青島啤酒華南投資有限公司(「華南投資」)	中國深圳	人民幣20,000	投資	95%	—	95%	—
青島啤酒(珠海)有限公司(「珠海公司」)	中國珠海	人民幣6,000	國內啤酒生產及銷售	—	74.72%	—	74.72%
青島啤酒(三水)有限公司(「三水公司」)	中國三水	人民幣4,134	國內啤酒生產及銷售	—	71.25%	—	71.25%
青島啤酒(郴州)有限公司(「郴州公司」)	中國郴州	人民幣7,000	國內啤酒生產及銷售	88.80%	—	88.80%	—
青島啤酒(黃石)有限公司(「黃石公司」)	中國黃石	人民幣500	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(應城)有限公司(「應城公司」)	中國應城	人民幣500	國內啤酒生產及銷售	—	90.25%	—	90.25%
深圳青島啤酒朝日有限公司(「深朝日」)	中國深圳	美元3,000	啤酒生產及銷售	51%	—	51%	—
深圳市青島啤酒華南營銷有限公司(「華南營銷」)	中國深圳	人民幣2,000	國內啤酒貿易	95%	—	95%	—
南寧青島啤酒有限公司	中國南寧	人民幣73,000	國內生產及銷售啤酒	—	71.25%	—	71.25%
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	人民幣6,800	國內啤酒生產及銷售	70%	28.50%	70%	28.50%
青島啤酒華東控股有限公司(「華東控股公司」)	中國上海	人民幣10,000	投資	95%	—	95%	—
青島啤酒華東上海銷售有限公司(「上海銷售」)	中國上海	人民幣300	國內啤酒貿易	—	94.05%	—	94.05%
青島啤酒華東南京銷售有限公司(「南京銷售」)	中國南京	人民幣100	國內啤酒貿易	—	93.88%	—	93.88%
青島啤酒(上海)有限公司	中國上海	人民幣5,000	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(蕪湖)有限公司(「蕪湖公司」)	中國蕪湖	人民幣2,000	國內啤酒生產及銷售	—	85.50%	—	85.50%
青島啤酒(馬鞍山)有限公司(「馬鞍山公司」)	中國馬鞍山	人民幣500	國內啤酒生產及銷售	—	91.25%	—	91.25%
青島啤酒上海松江有限公司(「松江公司」)	中國上海	美元3,664	國內啤酒生產及銷售	75%	—	75%	—
青島啤酒(蘇州)有限公司(「蘇州公司」)*(f)*	中國太倉	人民幣500	國內啤酒生產及貿易	10%	85.50%	10%	85.50%
青島啤酒華東杭州銷售有限公司(「杭州銷售」)	中國杭州	人民幣100	國內啤酒貿易	—	94.05%	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣300	國內啤酒貿易	—	80%	—	80%
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	人民幣6,061	國內啤酒生產及銷售	99%	—	99%	—
青島啤酒(濰坊)有限公司(「濰坊公司」)*(c)(i)*	中國濰坊	人民幣500	國內啤酒生產及銷售	70%	—	70%	—
青島啤酒第三有限公司(「第三公司」)*(b)(ii)*	中國青島	人民幣23,000	國內啤酒生產及銷售	95%	5%	95%	5%
青島啤酒(徐州)淮海營銷有限公司(「淮海營銷」)	中國徐州	人民幣5,500	國內啤酒貿易	100%	—	100%	—
青島啤酒(徐州)有限公司(「徐州公司」)	中國沛縣	人民幣3,934	國內啤酒生產及銷售	—	66%	—	66%
青島啤酒(徐州)彭城有限公司(「彭城公司」)*(b)(iii)*、*(d)(ii)*	中國彭城	人民幣24,500	國內啤酒生產及銷售	98.16%	1.84%	98.16%	1.84%
青島啤酒(薛城)有限公司(「薛城公司」)	中國薛城	人民幣4,500	國內啤酒生產及銷售	—	85%	—	85%
青島啤酒(滕州)有限公司(「滕州公司」)	中國滕州	人民幣1,500	國內啤酒生產及銷售	—	95%	—	95%
青島啤酒(菏澤)有限公司(「菏澤公司」)	中國菏澤	人民幣1,000	國內啤酒生產及銷售	—	90%	—	90%
青島啤酒(宿遷)有限公司(「宿遷公司」)	中國宿遷	人民幣1,000	國內啤酒生產及貿易	—	95%	—	95%
青島啤酒(台兒莊)麥芽有限公司(「台兒莊公司」)	中國台兒莊	人民幣500	國內麥芽製造及貿易	—	88.20%	—	88.20%
北京青島啤酒三環有限公司(「三環公司」)	中國北京	美元2,890	國內啤酒生產及貿易	29%	25%	29%	25%
北京五星青島啤酒有限公司(「五星公司」)	中國北京	人民幣86,200	國內啤酒生產及銷售	37.64%	25%	37.64%	25%
青島啤酒(廊坊)有限公司(「廊坊公司」)	中國廊坊	人民幣2,000	國內啤酒生產及銷售	—	95%	—	95%
青島啤酒西安漢斯集團有限公司(「西安公司」)*(d)(i)*	中國西安	人民幣28,790	國內啤酒生產及銷售	100%	—	100%	—
青島啤酒渭南有限責任公司(「渭南公司」)	中國渭南	人民幣5,000	國內啤酒生產及銷售	28%	72%	28%	72%
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)	中國蘭州	人民幣17,442	國內啤酒生產及銷售	—	55.06%	—	55.06%
青島啤酒武威有限責任公司(「武威公司」)	中國蘭州	人民幣3,610	國內啤酒生產及銷售	—	54.91%	—	54.91%
青島啤酒漢斯寶雞有限公司(「寶雞公司」)	中國寶雞	人民幣3000	國內啤酒生產及銷售	—	100%	—	100%
青島啤酒(鞍山)有限公司(「鞍山公司」)	中國鞍山	人民幣5,000	國內啤酒生產及銷售	60%	—	60%	—
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	人民幣2,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(密山)有限公司(「密山公司」)	中國密山	人民幣2,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(哈爾濱)有限公司(「哈爾濱公司」)	中國哈爾濱	人民幣2,200	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(蓬萊)有限公司(「蓬萊公司」)	中國蓬萊	人民幣3,750	國內啤酒生產及銷售	80%	—	80%	—
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	人民幣2,000	國內啤酒生產及銷售	70%	—	70%	—
青島啤酒進出口有限責任公司(「進出口公司」)	中國青島	人民幣1,100	進出口啤酒貿易	97.73%	—	97.73%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	人民幣3,461	國內啤酒生產及銷售	93.79%	—	93.79%	—
青島啤酒開發有限公司(「開發公司」)	中國青島	人民幣132	國內啤酒貿易	100%	—	100%	—
青島啤酒魯中(日照)營銷有限公司(「魯中營銷」)	中國日照	人民幣5,500	國內啤酒貿易	95%	5%	95%	5%
青島啤酒(平原)有限公司(平原公司」)*(c)(i)*	中國平原	人民幣500	國內啤酒生產及銷售	90%	—	90%	—
青島啤酒(日照)有限公司(「日照公司」)*(c)(i)*、*d(ii)*	中國日照	人民幣1,000	國內啤酒生產及銷售	100%	—	100%	—
成都青島啤酒西南營銷有限公司(「西南營銷」)	中國成都	人民幣10,000	國內啤酒貿易	95%	5%	95%	5%

(1) 非同一控制下的企業合併及其他方式取得的子公司(續)

被投資單位名稱	註冊地點	註冊資本 (萬元)	業務性質及經營範圍	本公司持有權益比例(%) 直接	本公司持有權益比例(%) 間接	本公司表決權比例(%) 直接	本公司表決權比例(%) 間接
青島啤酒(重慶)有限公司(「重慶公司」)	中國重慶	人民幣700	國內啤酒生產及銷售	—	95%	—	95%
青島啤酒(蘇州)有限公司(「蘇州公司」)	中國蘇州	人民幣11,111	國內啤酒生產及銷售	—	95%	—	95%
青島啤酒(台州)有限公司(「台州公司」)	中國台州	人民幣1,000	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」)	中國香港	港幣4,050	香港啤酒貿易	100%	—	100%	—
青島啤酒(漢中)有限公司(「漢中公司」)	中國漢中	人民幣2,941	國內啤酒生產及貿易	—	66%	—	66%
北京青島啤酒北方銷售公司(「北方銷售」)	中國北京	人民幣2,998	國內啤酒貿易	80%	14.25%	80%	14.25%
哈爾濱東北青島啤酒銷售有限公司(「東北銷售」)	中國哈爾濱	人民幣1,000	國內啤酒貿易	85%	14.25%	85%	14.25%
青島啤酒(嶗山)有限公司(「嶗山公司」)	中國青島	人民幣1,664	國內啤酒生產及貿易	50%	46.90%	50%	46.90%
青島啤酒(隨州)有限公司	中國隨州	人民幣2,400	國內啤酒生產及銷售	—	85.50%	—	85.50%
青島翔巨集商務有限公司(「翔巨集商務」)	中國青島	人民幣600	汽車租賃	95%	—	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	人民幣100	國內啤酒貿易	—	94.69%	—	94.69%
青島啤酒(廈門)有限公司(「廈門公司」)	中國廈門	人民幣9,000	國內啤酒生產及銷售	—	100%	—	100%
廈門青島啤酒東南營銷有限公司(「東南營銷」)	中國廈門	人民幣11,000	國內啤酒貿易	95%	5%	95%	5%
青島啤酒(福州)有限公司(「福州公司」)	中國福州	美元2,683	國內啤酒生產及貿易	—	100%	—	100%
青島啤酒(漳州)有限公司(「漳州公司」)	中國漳州	人民幣3,888	國內啤酒生產及銷售	—	90%	—	90%
青島啤酒(濟南)有限公司(「濟南公司」)*(b)(i)*	中國濟南	人民幣56,000	國內啤酒生產及銷售	100%	—	100%	—
青島啤酒(成都)有限公司(「成都公司」)*(b)(iv)*	中國成都	人民幣20,000	國內啤酒生產及銷售	100%	—	100%	—
青島寶潤隆物流有限公司(「寶潤隆物流」)	中國青島	人民幣662	倉儲、物流分撥、國際貿易	100%	—	100%	—
青島啤酒榆林有限責任公司(「榆林公司」)	中國榆林	人民幣5,500	國內啤酒生產及貿易	—	100%	—	100%
青島啤酒海豐倉儲有限公司	中國青島	人民幣1,000	倉儲、加工、運輸	—	53.75%	—	53.75%
青島啤酒(揚州)有限公司(「揚州公司」)*(c)*	中國揚州	人民幣500	國內啤酒生產及銷售	20%	—	100%	—
馬鞍山市雨山瓶箱回收有限公司	中國馬鞍山	人民幣30	廢舊啤酒包裝物回收再利用	—	91.25%	—	91.25%
滕州天發廢舊瓶回收公司	中國滕州	人民幣30	廢舊啤酒包裝物回收再利用	—	94%	—	94%
徐州沛縣興隆舊瓶回收有限公司	中國徐州	人民幣60	廢舊啤酒包裝物回收再利用	—	69.17%	—	69.17%
揚州中丹啤酒物資回收有限公司	中國揚州	人民幣100	廢舊啤酒包裝物回收再利用	—	34.25%	—	34.25%
蓬萊舊瓶回收站	中國蓬萊	人民幣52	廢舊啤酒包裝物回收再利用	—	80%	—	80%
青島啤酒文化傳播有限公司(「文化傳播公司」)	中國青島	人民幣350	預包裝食品、住宿、設計、製作等業務	100%	—	100%	—
青島啤酒國際旅行社有限公司	中國青島	人民幣158	入境及國內旅遊業務	—	100%	—	100%
西安豐源物資回收有限公司	中國西安	人民幣50	生活性廢舊物資回收	—	95%	—	95%
青島啤酒工程有限公司(「工程公司」)*(a)(i)*	中國青島	人民幣800	室內裝飾裝潢，工業設備安裝等業務	100%	—	100%	—

六 子公司(續)

(1) 非同一控制下的企業合併及其他方式取得的子公司(續)

(a) 本期間,本集團新增加的子公司情況如下:

(i) 2007年12月,本公司與青島啤酒集團有限公司(以下簡稱「青啤集團公司」)簽訂股權轉讓協定,由本公司以2,490,000元的價格受讓青啤集團公司持有的工程公司100%股權。相關法律手續已於2008年3月辦理完畢。

(b) 本期間,本公司對子公司增資情況如下:

(i) 根據2007年12月股東大會決議,本公司向濟南公司增資人民幣360,000,000元,全部以現金出資。上述增資的相關法律手續已於2008年5月辦理完畢。

(ii) 根據2007年12月股東大會決議,本公司向第三公司增資人民幣220,000,000元,全部以現金出資。上述增資的相關法律手續已於2008年6月辦理完畢。

(iii) 根據2007年12月股東大會決議,本公司向彭城公司增資人民幣240,000,000元,全部以現金出資。上述增資的相關法律手續已於2008年5月辦理完畢。

(iv) 根據2007年12月股東大會決議,本公司向成都公司增資人民幣50,000,000元,全部以現金出資。上述增資的相關法律手續已於2008年6月辦理完畢。

(c) 本期間,本集團股權內部轉讓情況如下:

(i) 2008年6月,本公司與本公司之子公司魯中營銷公司簽訂股權轉讓協議,由本公司以人民幣51,499,300元的價格受讓日照公司95%股權,以人民幣1元的價格受讓潍坊公司70%股權,以人民幣1元的價格受讓平原公司90%股權。相關法律手續已於2008年7月辦理完畢。

(d) 本期間,本公司購買子公司少數股東擁有的對子公司股權情況如下:

(i) 本公司通過西安產權交易中心公開交易的方式,受讓西安工業資產經營有限公司持有的西安公司23.9%股權,受讓價格為人民幣1.71億元。上述工商登記變更手續於2008年1月25日完成。變更後,本公司持有西安公司100%的股權。

(ii) 2008年2月,本公司與青啤集團公司簽訂股權轉讓協定,由本公司以人民幣10,370,000元的價格受讓青啤集團公司持有的彭城公司10%股權,以人民幣7,740,000元的價格受讓青啤集團公司持有的日照公司5%股權。相關法律手續均已於2008年2月辦理完畢。

上述本公司購買的子公司少數股權,按照交易日支付對價的公允價值調整增加了對子公司長期股權投資。在編製合併財務報表時,對於子公司的資產、負債以購買日(或合併日)開始持續計算的金額反映,因購買少數股權新增加的長期股權投資與按照新增持股比例計算應享有子公司自購買日(或合併日)開始持續計算的淨資產份額之間的差額調整了資本公積(附註七(28))。

(e) 根據本公司與青啤集團公司於2003年1月及2004年12月就揚州公司的委托經營所簽訂的委托經營管理協定及其補充協定,青啤集團公司將其在揚州公司中所持80%的股權所對應的股東權利和義務全部委托本公司行使及承擔,且本公司指派之董事擁有該公司董事會半數以上的投票權,因此本公司將揚州公司納入本公司的合併報表範圍。

(f) 蘇州公司已於2008年上半年註銷,上述註銷並未產生重大的收益或損失。

於2008年6月30日,本公司無重大未合併子公司。

七 合併財務報表項目附註

(1) 貨幣資金

	2008年 6月30日 (未經審計)	2007年 12月31日
現金	**990,424**	1,022,905
銀行存款	**2,756,957,203**	1,313,619,432
其他貨幣資金	**18,567,320**	20,266,251
	2,776,514,947	1,334,908,588

其他貨幣資金主要是本集團存入銀行的保證金。

貨幣資金中包括以下外幣餘額：

	2008年6月30日(未經審計)			2007年12月31日		
	外幣金額	**匯率**	**折合人民幣**	外幣金額	匯率	折合人民幣
美元	**3,206,712**	**6.8591**	**21,995,158**	2,288,540	7.3046	16,716,869
港元	**107,802,975**	**0.8792**	**94,780,376**	91,331,234	0.9364	85,522,568
歐元	**482,512**	**10.8302**	**5,225,701**			—
			122,001,235			102,239,437

於2008年6月30日，本集團以人民幣15,405,000元的其他貨幣資金(2007年12月31日：人民幣16,116,000元)質押給銀行用以開具銀行承兑匯票(附註七(15))。

於2008年6月30日，貨幣資金較上年末增長較大，主要是因為本集團於本期發行分離交易可轉債券集資金形成(附註七(23))。

(2) 應收票據

	2008年 6月30日 (未經審計)	2007年 12月31日
銀行承兑匯票	**10,852,600**	37,293,804

於2008年6月30日，以上承兑匯票均無用作質押，且均在六個月內到期。

於2008年6月30日，無已貼現但尚未到期的商業承兑匯票。

(3) 應收賬款、其他應收款及長期應收款

(a) 應收賬款

	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	**2008年6月30日(未經審計)**
應收賬款	329,051,908			**349,668,511**
減:壞賬準備	(234,852,607)	(15,950,892)	506,896	**(250,296,603)**
	94,199,301			**99,371,908**

應收賬款賬齡及相應的壞賬準備分析如下:

	2008年6月30日(未經審計)			2007年12月31日		
	金額	**佔總額比例**	**壞賬準備**	金額	佔總額比例	壞賬準備
一年以內	**95,925,467**	**27.43%**	**(388,512)**	91,381,081	27.77%	(442,114)
一到二年	**3,658,693**	**1.05%**	**(1,279,570)**	3,835,346	1.17%	(986,670)
二到三年	**3,849,600**	**1.10%**	**(2,995,321)**	3,302,040	1.00%	(3,156,393)
三年以上	**246,234,751**	**70.42%**	**(245,633,200)**	230,533,441	70.06%	(230,267,430)
	349,668,511	**100%**	**(250,296,603)**	329,051,908	100%	(234,852,607)

應收賬款按類別分析如下:

	2008年6月30日(未經審計)				2007年12月31日			
	金額	**佔總額比例**	**壞賬準備**	**計提比例**	金額	佔總額比例	壞賬準備	計提比例
單項金額重大*(i)*	55,845,645	15.97%	(45,101,710)	80.76%	65,752,684	19.98%	(26,242,020)	39.91%
其他	293,822,866	84.03%	(205,194,893)	69.84%	263,299,224	80.02%	(208,610,587)	79.23%
	349,668,511	100%	(250,296,603)	71.58%	329,051,908	100%	(234,852,607)	71.37%

(i) 指單項金額1000萬元以上的應收賬款。

於2008年6月30日,應收賬款中無應收本公司5%(含5%)以上表決權股份的股東的欠款。

於2008年6月30日,應收賬款前五名債務人欠款金額合計約為63,809,000元(2007年12月31日:73,716,000元),佔應收賬款總額的18.25%(2007年12月31日:22.40%)。

(3) 應收賬款、其他應收款及長期應收款(續)

(a) 應收賬款(續)

應收賬款中包括以下外幣餘額：

	2008年6月30日(未經審計)			2007年12月31日		
	外幣金額	匯率	折合人民幣	外幣金額	匯率	折合人民幣
美元	3,467,075	6.8591	23,781,014	6,435,731	7.3046	47,010,441
港元	40,401,576	0.8792	35,521,066	34,307,481	0.9364	32,125,525
加拿大元	290,035	6.7807	1,966,640	183,336	7.4419	1,364,368
歐元	995,470	10.8302	10,781,139			—
			72,049,859			80,500,334

(b) 其他應收款

	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	2008年6月30日(未經審計)
押金及保證金	41,420,825			27,981,496
預付土地款*	46,128,693			17,992,370
其他	201,751,545			255,111,114
	289,301,063			301,084,980
減：壞賬準備	(75,040,547)	(181,419)	1,502,276	(73,719,690)
	214,260,516			227,365,290

* 為本集團預付政府的土地出讓金，因土地使用權未能獲取，政府承諾將予以退還。

其他應收款及相應的壞賬準備分析如下：

	2008年6月30日(未經審計)			2007年12月31日		
	金額	佔總額比例	壞賬準備	金額	佔總額比例	壞賬準備
一年以內	210,329,238	69.85%	(1,381,333)	192,625,802	66.58%	(417,960)
一到二年	11,008,261	3.66%	(1,056,487)	13,300,475	4.60%	(2,327,506)
二到三年	9,955,754	3.31%	(4,688,761)	13,066,482	4.52%	(7,340,925)
三年以上	69,791,727	23.18%	(66,593,109)	70,308,304	24.30%	(64,954,156)
	301,084,980	100%	(73,719,690)	289,301,063	100%	(75,040,547)

(3) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款(續)

其他應收款按類別分析如下：

	2008年6月30日(未經審計)				2007年12月31日			
	金額	佔總額比例	壞賬準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
單項金額重大*(i)*	23,000,000	7.64%	(13,000,000)	56.52%	78,584,000	27.16%	(13,000,000)	16.54%
其他	278,084,980	92.36%	(60,719,690)	21.83%	210,717,063	72.84%	(62,040,547)	29.44%
	301,084,980	100%	(73,719,690)	24.48%	289,301,063	100%	(75,040,547)	25.94%

(i) 指單項金額在1000萬元以上的其他應收款。

於2008年6月30日，其他應收款中無應收本公司5%(含5%)以上表決權股份的股東的欠款。

於2008年6月30日，其他應收款前五名債務人欠款金額合計約為43,752,000元)2007年12月31日：83,584,000元)，佔其他應收款總額的14.53%(2007年12月31日：28.89%)。

(c) 長期應收款

	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	**2008年6月30日(未經審計)**
預付土地款*(i)*	17,441,647			**17,441,647**
應收新康健公司款項*(ii)*	30,000,000			**15,000,000**
應收押金等	2,600,000			**2,600,000**
	50,041,647			**35,041,647**
減：壞賬準備	(30,000,000)	—	15,000,000	**(15,000,000)**
	20,041,647			**20,041,647**

(i) 原為本集團之土地使用權，因政府城市規劃需要被當地政府收回，當地政府承諾將為本集團置換另一土地。截至2008年6月30日，新的土地尚未撥付。

(ii) 於2001年度，本公司與世紀新科公司及本公司的關聯公司—青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計105,000,000元的應收賬款(「欠款」)達成還款協定。根據有關協定，欠款人將於2002年1月1日起按8年分期歸還此項欠款。同時，本公司的關聯公司—青啤集團公司對欠款提供了擔保。2007年初，世紀新科公司決定不再從事啤酒業務，其股東富利運公司同意以世紀新科公司經評估的淨資產扣除稅金後的金額約人民幣15,481,000元以及富利運公司應收本公司的債權約人民幣8,220,000元抵沖對本公司剩餘的債務共計約人民幣23,701,000元，並引入新經銷商新康健公司以承接經銷權及相關還款業務。本公司管理層已根據上述安排重新評估了應收賬款的可回收性並在2006年12月31日之前全額計提了壞賬準備。鑒於本公司與世紀新科公司的原協議已終止，本公司亦同意青啤集團公司終止其在該協議下之擔保義務。於2007年3月，本公司與新康健公司及世紀新科公司簽訂了新的合作協定。截至2008年6月30日，本公司已累計收回欠款約71,140,000元，餘下之欠款約為33,860,000元，根據新簽訂的合作協定中規定的還款計劃，應收賬款約為18,860,000元，長期應收款為15,000,000元。

(4) 預付款項

賬齡	2008年6月30日(未經審計) 金額	佔總額比例	2007年12月31日 金額	佔總額比例
一年以內	**753,317,770**	**98.51%**	861,762,147	99.92%
一到二年	**10,860,231**	**1.42%**	471,729	0.05%
二到三年	**267,891**	**0.04%**	33,008	0.01%
三年以上	**231,454**	**0.03%**	215,248	0.02%
	764,677,346	**100%**	862,482,132	100%

於2008年6月30日，預付款項餘額中無持有本公司5%(含5%)以上表決權股份的股東單位的款項。

於2008年6月30日，賬齡超過一年的預付款項約為11,360,000元(2007年12月31日：720,000元)，主要為購買原材料及包裝物支付的定金。

(5) 存貨

	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	2008年6月30日(未經審計)
成本 —				
原材料	1,015,499,442			**1,252,510,659**
包裝物	787,155,672			**911,328,773**
低值易耗品	38,687,619			**39,977,726**
委託加工物資	19,827,865			**20,359,641**
在產品	233,496,038			**306,081,503**
產成品	157,407,976			**217,686,250**
	2,252,074,612			**2,747,944,552**
減：存貨跌價準備 —				
原材料	(7,380,897)	—	546,792	**(6,834,105)**
包裝物	(57,181,380)	(360,682)	6,793,802	**(50,748,260)**
產成品	(258,671)	—	159,483	**(99,188)**
	(64,820,948)	(360,682)	7,500,077	**(57,681,553)**
	2,187,253,664			**2,690,262,999**

於2008年6月30日，本集團無存貨作為銀行借款的抵押物(2007年12月31日：淨額約為10,400,000元的原材料作為20,000,000元銀行借款的抵押物)(附註七(13)(a))。

(6) 可供出售金融資產

	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	**2008年6月30日(未經審計)**
可供出售權益工具	14,553,935	—	(7,588,762)	**6,965,173**
減：減值準備	—	—	—	**—**
	14,553,935	—	(7,588,762)	**6,965,173**

可供出售金融資產為本集團持有之股票投資。

(7) 長期股權投資

	2008年6月30日(未經審計)	2007年12月31日
聯營企業*(a)*	**30,289,132**	29,102,338
其他長期股權投資*(b)*	**10,491,821**	15,376,121
減：長期股權投資減值準備*(c)*	**(6,042,918)**	(10,927,218)
	34,738,035	33,551,241

本集團無重大境外投資，不存在長期股權投資變現及收益匯回的重大限制。

(a) 聯營企業

	初始投資成本	追加投資	2007年12月31日	按權益法調整的淨損益(未經審計)	增加投資(未經審計)	**2008年6月30日(未經審計)**
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青公司」)	600,000	—	1,266,468	500,825	—	**1,767,293**
青島啤酒朝日飲品有限公司(「朝日飲品公司」)	36,000,000	8,000,000	14,446,114	(1,916,358)	—	**12,529,756**
青島啤酒招商物流有限公司(「招商物流公司」)	1,500,000	4,500,000	9,758,978	2,024,922	—	**11,783,900**
青島啤酒歐洲進出口有限公司(「歐洲公司」)	584,166	—	1,729,113	—	—	**1,729,113**
其他			1,901,665	—	577,405	**2,479,070**
			29,102,338	609,389	577,405	**30,289,132**

(b) 其他長期股權投資

被投資公司名稱	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	**2008年6月30日(未經審計)**
天津市青島啤酒銷售有限公司*	4,884,300	—	(4,884,300)	**—**
廣西北海房地產有限公司	3,610,000	—	—	**3,610,000**
青島瀛灜俱樂部	3,985,261	—	—	**3,985,261**
其他	2,896,560	—	—	**2,896,560**
	15,376,121	—	(4,884,300)	**10,491,821**

(7) 長期股權投資(續)

(c) 長期股權投資減值準備

被投資公司名稱	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	2008年6月30日(未經審計)
天津市青島啤酒銷售有限公司*	(4,884,300)	—	4,884,300	—
廣西北海房地產有限公司	(3,610,000)	—	—	(3,610,000)
其他	(2,432,918)	—	—	(2,432,918)
	(10,927,218)	—	4,884,300	(6,042,918)

* 天津市青島啤酒銷售有限公司已於2008年上半年註銷，本集團於本期核銷對其長期股權投資以及長期股權投資減值準備。

(8) 固定資產

	房屋及建築物	機器設備	運輸工具	其他設備	合計
原價					
2007年12月31日	3,480,531,942	7,109,404,300	389,650,065	347,623,453	11,327,209,760
在建工程轉入(未經審計)	169,881,642	249,779,361	3,960,280	9,921,401	433,542,684
本期其他增加(未經審計)	7,333,632	21,078,718	19,079,394	21,061,199	68,552,943
本期減少(未經審計)	(12,053,941)	(86,335,138)	(13,373,113)	(15,523,439)	(127,285,631)
2008年6月30日(未經審計)	3,645,693,275	7,293,927,241	399,316,626	363,082,614	11,702,019,756
累計折舊					
2007年12月31日	1,036,099,784	3,869,594,878	225,466,739	238,789,546	5,369,950,947
本期增加(未經審計)	43,020,074	180,629,118	14,029,571	19,561,032	257,239,795
本期減少(未經審計)	(5,442,987)	(69,744,082)	(9,891,481)	(14,455,788)	(99,534,338)
2008年6月30日(未經審計)	1,073,676,871	3,980,479,914	229,604,829	243,894,790	5,527,656,404
減值準備					
2007年12月31日	42,626,949	475,824,395	23,960,393	10,255	542,421,992
本期增加(未經審計)	70,632	1,045,137	87,369	16,393	1,219,531
本期減少(未經審計)	(417,634)	(2,883,067)	(177,966)	(1,044)	(3,479,711)
2008年6月30日(未經審計)	42,279,947	473,986,465	23,869,796	25,604	540,161,812
淨值					
2008年6月30日(未經審計)	2,529,736,457	2,839,460,862	145,842,001	119,162,220	5,634,201,540
2007年12月31日	2,401,805,209	2,763,985,027	140,222,933	108,823,652	5,414,836,821

於2008年6月30日，淨值約為34,684,000元(原值約為75,552,000元)的機器設備作為15,000,000元借款的抵押物(2007年12月31日：淨值約為37,002,000元，原值約為75,552,000元)(附註七(13)(a))。

(8) 固定資產(續)

於2008年6月30日，淨值約為34,149,000元(原值約為170,039,000元)(2007年12月31日：淨值約為28,246,000元、原值約為110,209,000元)的房屋建築物及機器設備由於產品更新等原因暫時閒置。

於2008年6月30日，本集團有淨值約為539,148,000元(原值約為732,951,000元)的房屋建築物的房屋所有權證尚待辦理，其中、淨值約為446,062,000元(原值約為553,634,000元)的房屋建築物的所有權證正在辦理中，淨值約為93,086,000元(原值約為179,317,000元)的房屋建築物的所有權證由於相關文件缺失無法辦理。經參考法律顧問意見後，本公司董事認為，辦理該等所有權證應不存在實質性法律障礙或並不影響本公司對該等房屋建築物的正常使用，對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部分房屋建築物仍坐落於地方政府劃撥土地上，詳情請參閱附註七(10)。

於2008年6月30日，淨值約為55,198,000元(原值約為1,930,791,000元)房屋建築物和機器設備已提足折舊但仍在繼續使用(2007年12月31日：淨值約為44,895,000元，原值約為1,577,051,000元)。

截至2008年6月30日止6個月計入營業成本、銷售費用及管理費用的折舊費用分別約為227,297,000元、9,701,000元及20,242,000元(截至2007年6月30日止6個月：分別約為223,854,000元、10,103,000元及17,139,000元)。

於2008年6月30日，淨值為9,384,409元(原值10,214,224元)的固定資產系融資租入(附註九(1))(2007年12月31日：淨值為9,634,133元、原值為10,214,224元)。

於2008年6月30日，本集團無重大準備處置的固定資產(2007年12月31日：無)。

本集團固定資產中包括本集團一子公司於2006年度向一家協力廠商啤酒廠(「出售方」)購買的部分啤酒生產設備及相關固定資產、購買價約為人民幣1.23億元。後出售方通知本集團，出售方的主要債權人之一出於保護其債權目的而提出債務重組的建議，可能需要本集團之參與。截至本財務報告批准報出日，該事項尚無進展，本公司董事經評估後認為該事項的結果不會對本集團造成重大不利的財務影響。

(9) 在建工程

工程名稱	預算數	2007年12月31日	本期增加(未經審計)	本期轉入固定資產(未經審計)	本期其他減少(未經審計)	2008年6月30日(未經審計)	資金來源	工程投入佔預算的比例
一廠生產線改造	21,500,000	4,147,158	2,412,026	—	(992)	6,558,192	自有資金	31%
二廠生產線改造	234,686,208	9,936,080	9,147,237	(4,540,728)	—	14,542,589	自有資金	8%
四廠生產線改造	4,500,000	2,160,834	508,742	(510,741)	—	2,158,835	自有資金	59%
公司本部小型機安裝	2,225,557	472,652	1,350,557	(475,557)	—	1,347,652	自有資金	82%
麥芽廠生產線改造	25,918,000	3,479,637	2,308,555	(1,055,280)	—	4,732,912	自有資金	22%
行政中心	—	772,461	—	—	(772,461)	—	自有資金	0%
成都公司建築及生產線工程	192,866,100	63,317,541	129,045,176	(188,170,723)	(3,384,600)	807,394	自有資金	98%
第三公司建築及生產線工程	175,000,000	62,186,477	98,817,014	(156,374,468)	(408,500)	4,220,523	自有資金	92%
深圳日公司生產線改造	106,819,542	17,194,483	64,899,873	(684,000)	—	81,410,356	自有資金	77%
三水公司生產線改造	68,316,494	6,710,607	17,413,331	(336,100)	(5,880,494)	17,907,344	自有資金	27%
甘肅農墾公司生產線改造	18,631,509	7,510,632	11,705,132	(12,521,754)	(5,383,323)	1,310,687	自有資金	74%
松江公司生產線改造	13,077,000	1,485,017	11,675,118	(10,017,620)	(45,277)	3,097,238	自有資金	100%
彭城公司建築及生產線工程	33,140,237	1,635,777	9,922,876	(4,948,743)	—	6,609,910	自有資金	35%
濟南公司建築及生產線工程	23,201,447	11,707,179	9,875,568	(15,786,834)	—	5,795,913	自有資金	93%
日照公司生產線改造	260,000,000	426,350	5,910,226	(26,350)	(414,000)	5,896,226	自有資金	2%
漳州公司生產線改造	25,591,498	955,426	7,217,946	(3,063,038)	(2,477,891)	2,632,443	自有資金	22%
第五公司生產線改造	12,335,584	512,672	4,996,067	(390,300)	(394,785)	4,723,654	自有資金	41%
三環公司生產線改造	15,034,719	2,053,981	4,327,954	(1,217,431)	—	5,164,504	自有資金	42%
濰坊公司生產線改造	5,390,000	1,128,535	4,297,159	(3,274,686)	(204,289)	1,946,719	自有資金	97%
榆林公司生產線改造	160,171,764	6,852,373	4,209,092	(6,961,375)	—	4,100,090	自有資金	83%
壽光公司生產線改造	4,540,000	123,754	2,916,592	(3,010,346)	—	30,000	自有資金	67%
溫州公司生產線改造	3,787,300	1,351,244	2,711,949	(2,889,733)	—	1,173,460	自有資金	107%
五星公司生產線改造	3,369,960	—	2,426,467	(1,120,407)	—	1,306,060	自有資金	72%
漢中公司生產線改造	4,172,000	1,431,686	2,350,459	(1,684,195)	—	2,097,950	自有資金	91%
揚州公司生產線改造	3,766,097	766,644	1,978,632	(2,126,971)	—	618,305	自有資金	73%
徐州公司生產線改造	4,150,000	—	2,034,192	(1,999,223)	(7,060)	27,909	自有資金	49%
台州公司生產線改造	3,270,000	1,991,616	1,558,155	(1,292,511)	(673,000)	1,584,260	自有資金	88%
滕州公司生產線改造	3,380,000	—	1,224,528	—	—	1,224,528	自有資金	36%
榮城公司生產線改造	2,020,000	532,617	902,361	(431,622)	(34,001)	969,355	自有資金	69%
珠海公司生產線改造	7,500,000	1,119,338	895,910	—	—	2,015,248	自有資金	27%
廈門公司生產線改造	162,344,000	324,347	893,235	—	—	1,217,582	自有資金	1%
哈爾濱公司生產線改造	3,960,000	1,335,270	730,000	—	(29,235)	2,036,035	自有資金	51%
平原公司生產線改造	2,600,000	847,294	676,805	—	—	1,524,099	自有資金	59%
西安公司生產線改造	16,000,000	7,603,787	271,936	(4,769,932)	—	3,105,791	自有資金	49%
廊坊公司生產線改造	1,002,000	6,108	578,447	(53,677)	—	530,878	自有資金	58%
菏澤公司生產線改造	2,260,000	1,237,760	—	—	—	1,237,760	自有資金	55%
薛城公司生產線改造	3,800,000	2,720,000	238,910	(2,958,910)	—	—	自有資金	78%
其他項目改造	10,190,702	458,751	2,344,361	(849,429)	—	1,953,683	自有資金	不適用
		226,496,088	424,772,588	(433,542,684)	(20,109,908)	197,616,084		
減：在建工程減值準備		(1,115,133)	—	—	—	(1,115,133)		
		225,380,955	424,772,588	(433,542,684)	(20,109,908)	196,500,951		

截至2008年6月30日止6個月無利息資本化金額(截至2007年6月30日止6個月：無)。

(10) 無形資產

	原價	2007年12月31日	本期增加（未經審計）	本期攤銷（未經審計）	**2008年6月30日（未經審計）**	累計攤銷額
土地使用權	949,287,962	684,890,074	98,773,020	(9,802,779)	**773,860,315**	(175,427,647)
商標使用權	133,636,726	67,057,774	—	(206,372)	**66,851,402**	(66,785,324)
專有技術	18,629,100	2,461,036	—	(931,453)	**1,529,583**	(17,099,517)
其他	63,171,012	45,943,667	1,340,471	(2,360,537)	**44,923,601**	(18,247,411)
	1,164,724,800	800,352,551	100,113,491	(13,301,141)	**887,164,901**	(277,559,899)
減：無形資產減值準備		—			**—**	
		800,352,551			**887,164,901**	

於2008年6月30日，本集團有淨值約35,458,000元(2007年12月31日：991,000元)的土地的相關土地使用權證尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等土地使用權證應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於2008年6月30日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部分有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值合計約64,490,000元(2007年12月31日：68,136,000元)。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事認為，於2008年6月30日，無形資產無重大減值跡象，故無需計提減值準備。

(11) 商譽

	2007年12月31日	本期增加（未經審計）	本期減少（未經審計）	**2008年6月30日（未經審計）**
商譽	320,227,040	—	—	**320,227,040**
減：減值準備*(a)*	(197,410,739)	—	—	**(197,410,739)**
	122,816,301	—	—	**122,816,301**

(a) 減值準備

本集團根據市場區域及營運，將商譽分攤至本集團可辨認的資產組和資產組組合。根據市場區域分攤的商譽金額如下：

	2008年6月30日（未經審計）	2007年12月31日
南寧公司(廣西)	**130,895,740**	130,895,740
三環公司／北方銷售(北京)	**24,642,782**	24,642,782
福州公司／廈門公司／漳州公司／東南營銷(東南)	**114,031,330**	114,031,330
其他	**50,657,188**	50,657,188
	320,227,040	320,227,040

(11) 商譽(續)

資產組和資產組組合的可收回金額是依據協力廠商評估師或管理層進行的估值所支持的使用價值釐定。該等計算或評估依據管理層批准的五年期預算，採用現金流量預測方法計算。超過該五年期的現金流量採用估計增長率作出推算，該增長率不超過中國啤酒業的長期平均增長率。

管理層根據歷史經驗及對市場發展的預測確定預算毛利率。管理層採用能夠反映相關資產組和資產組組合的特定風險的稅前利率為折現率。上述假設用以分析資產組和資產組組合的可收回金額。

(12) 長期待攤費用

	2007年 12月31日	本期增加 (未經審計)	本期減少 (未經審計)	**2008年 6月30日 (未經審計)**
公司本部廣告費用	1,025,000	—	(150,000)	**875,000**
西安公司綠化費用	1,896,373	264,600	(896,286)	**1,264,687**
進出口公司場地租賃費	869,901	—	(217,475)	**652,426**
五星公司農場佔地費	2,720,000	—	(80,000)	**2,640,000**
其他	1,882,453	16,800	(460,216)	**1,439,037**
	8,393,727	281,400	(1,803,977)	**6,871,150**

(13) 短期借款

	2008年 6月30日 (未經審計)	2007年 12月31日
擔保借款		
— 抵押*(a)*	**15,000,000**	20,000,000
— 保證*(b)*	**19,000,000**	14,500,000
信用借款	**796,214,483**	936,595,596
	830,214,483	971,095,596

於2008年6月30日，短期擔保借款包括：

(a) 銀行抵押借款15,000,000元系由淨值約為34,684,000元(原值約為75,552,000元)的機器設備(附註七(8))作為抵押物(2007年12月31日：銀行抵押借款20,000,000元系由淨值約為37,002,000元(原值約為75,552,000元)的機器設備(附註七(8))以及10,400,000元的原材料(附註七(5))作為抵押物)。

(b) 銀行保證借款19,000,000元(2007年12月31日：14,500,000元)系由西安公司為榆林公司提供保證。

截至2008年6月30日止6個月短期借款的加權平均年利率為5.16%(截至2007年6月30日止6個月：5.52%)。

上述短期信用借款中包括外幣借款餘額約人民幣415,322,000元(外幣原幣約50,000,000美元及82,310,000港元)。

(14) 交易性金融負債

	2008年 6月30日 (未經審計)	2007年 12月31日
遠期外匯交易合同	**20,300,000**	22,801,000

本公司董事認為，上述遠期合同屬非投機性質，目的是用作套期本公司未償還的美元銀行借款。該等工具根據《企業會計準則 — 第22號金融工具確認和計量》的要求，應按公允價值確認。於期末時持有仍未平倉的該等合同的重估收益約人民幣2,501,000元已計入當期損益(附註七(36))。

(15) 應付票據

	2008年 6月30日 (未經審計)	2007年 12月31日
商業承兌匯票	**52,170,671**	81,216,671
銀行承兌匯票	**143,625,754**	126,050,956
	195,796,425	207,267,627

於2008年6月30日，本集團的其他貨幣資金約人民幣15,405,000元(2007年12月31日：人民幣16,116,000元)(附註七(1))已作為本集團開具該等票據之質押。

上述承兌匯票均將於六個月內到期，其中子公司約76,718,000元的銀行承兌匯票由本公司提供保證(2007年12月31日：19,396,000元)。

(16) 應付帳款

於2008年6月30日，應付帳款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於2008年6月30日，賬齡超過一年的應付帳款約為23,388,000元(2007年12月31日：23,607,000元)，主要為應付材料款，鑒於合同約定的付款日尚未到期，該款項尚未進行最後清算。

(17) 預收款項

於2008年6月30日，預收款項中無預收持有本公司5%(含5%)以上表決權股份的股東的款項。

於2008年6月30日，賬齡超過一年的預收款項約為8,611,000元(2007年12月31日：5,972,000元)，主要為預收客戶的購貨訂金，鑒於本集團與該等客戶仍保持著合作關係，該款項尚未結清。

(18) 應付職工薪酬

	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	**2008年6月30日(未經審計)**
工資、獎金、津貼和補貼	84,600,064	533,886,334	(549,522,479)	**68,963,919**
職工福利費	994,954	33,556,034	(33,868,877)	**682,111**
社會保險費	12,824,744	116,203,492	(116,459,604)	**12,568,632**
其中：醫療保險費	1,126,614	31,317,036	(31,299,907)	**1,143,743**
基本養老保險	9,049,861	70,933,452	(71,260,326)	**8,722,987**
失業保險費	2,347,131	7,638,789	(7,595,375)	**2,390,545**
其他保險費	301,138	6,314,215	(6,303,996)	**311,357**
住房公積金	4,197,034	29,240,870	(28,464,968)	**4,972,936**
工會經費和職工教育經費	52,464,444	20,751,448	(11,307,416)	**61,908,476**
	155,081,240	733,638,178	(739,623,344)	**149,096,074**

(19) 應交稅費

	2008年6月30日(未經審計)	2007年12月31日
應交企業所得稅	**251,745,129**	279,227,116
應交增值稅	**140,802,211**	35,762,303
應交營業稅	**10,086,176**	7,452,686
應交消費稅	**222,492,368**	158,542,973
應交城市維護建設稅	**17,903,212**	12,019,764
應交教育費附加	**8,511,761**	5,207,420
其他	**19,447,250**	18,005,617
	670,988,107	516,217,879

(20) 其他應付款

	2008年6月30日(未經審計)	2007年12月31日
應付押金及保證金	**676,302,054**	525,143,649
待付市場費用	**667,394,475**	499,973,273
應付設備工程款	**290,121,115**	241,452,864
待付運輸費用	**106,814,160**	48,009,789
待付廣告費用	**43,784,338**	32,753,942
待付水電費	**19,707,119**	7,740,365
待付勞務費	**13,822,649**	9,888,797
代扣職工社會統籌費	**10,303,632**	10,661,751
應付行政支出	**4,507,348**	23,681,704
其他	**392,389,050**	364,657,479
	2,225,145,940	1,763,963,613

於2008年6月30日，其他應付款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於2008年6月30日，賬齡超過一年的其他應付款約為210,537,000元(2007年12月31日：186,005,000元)，主要為收購子公司時承擔的負債。

(21) 一年內到期的非流動負債

	2008年 6月30日 (未經審計)	2007年 12月31日
一年內到期的長期借款*(附註七(22))*	1,941,057	10,216,375
一年內到期的長期應付款*(附註七(24))*	109,724,707	115,987,260
	111,665,764	126,203,635

(22) 長期借款

	2008年 6月30日 (未經審計)	2007年 12月31日
擔保借款		
一 保證	92,985,651	101,070,826
減：一年內到期的長期借款*(附註七(21))*	(1,941,057)	(10,216,375)
	91,044,594	90,854,451

於2008年6月30日，長期擔保借款包括：

銀行保證借款約人民幣7,519,000元(外幣原幣約丹麥克郎5,178,000元(2007年12月31日：丹麥克郎5,398,000元))系由中國銀行北京分行提供保證，本金按照等額本金法每年分兩次償還，最後一期還款日為2021年4月1日；

銀行保證借款約人民幣14,466,000元(外幣原幣約歐元1,339,000元(2007年12月31日：歐元1,339,000元))系由北京市發展和改革委員會提供保證，本金按照等額本金法每年償還，最後一期還款日為2016年12月31日；

銀行保證借款人民幣71,000,000元(2007年12月31日：79,000,000元)系由西安公司給榆林公司提供保證，本金應於2011年7月2日償還。

長期借款按貸款銀行列示如下：

	2008年 6月30日 (未經審計)	2007年 12月31日
中國進出口銀行	21,985,651	22,070,826
中國建設銀行	71,000,000	79,000,000
	92,985,651	101,070,826

長期借款到期日分析如下：

一到二年	2,292,954	2,269,038
二到五年	77,878,861	77,807,115
五年以上	10,872,779	10,778,298
	91,044,594	90,854,451

截至2008年6月30日止6個月長期借款的加權平均年利率為4.76%(截至2007年6月30日止6個月：4.68%)。

(23) 應付債券

	2008年 6月30日 (未經審計)	2007年 12月31日
分離交易可轉債	1,101,761,483	—

於2008年4月2日，本公司發行分離交易可轉債1,500萬張，每張面額為人民幣100元，總金額計人民幣15億元，期限為自發行日起6年，將於2014年4月全部清償。該債券和認股權證於2008年4月18日起在上海證券交易所交易市場上市交易。每張本公司分離交易可轉債的最終認購人可以同時獲得本公司派發的7份認股權證，即認股權證總量為1.05億份。認股權證的存續期自認股權證上市之日起18個月，行權期間為認股權證存續期最後五個交易日，初始行權比例為2:1，即每2份認股權證代表1股本公司發行的A股股票的認購權利，初始行權價格為每股人民幣28.32元。如果所有認股權證持有人全部行權，將增加A股0.525億股。截至2008年6月30日，尚無認股權證行權。

該分離交易可轉債年利率為0.8%。該債券發行時，不附認股權證的類似債券的現行市場利率高於該債券利率，約為6.1%。

分離交易可轉債負債部分的公允價值根據發行日不附認股權證的類似債券的市場利率評估。分離交易可轉債的發行金額扣除負債部分的初始確認金額後的餘額作為內含權益部分的公允價值，並計入股東權益。

於2008年6月30日，分離交易可轉債的負債部分的帳面淨值列示如下：

	人民幣元 (未經審計)
分離交易可轉債的票面價值	1,500,000,000
減：內含權益部分	(389,702,040)
減：歸屬於負債部分的交易費用	(26,245,028)
於發行日負債的帳面價值	1,084,052,932
自發行日至2008年6月30日計提的利息費用	17,708,551
於2008年6月30日的帳面淨值	1,101,761,483

於2008年6月30日，分離交易可轉債的負債部分的公允價值約為1,101,761,000元。

(24) 長期應付款

	2008年 6月30日 (未經審計)	2007年 12月31日
應付關聯方借款*(i)*	102,886,500	109,569,000
應付融資租賃款*(ii)*	8,521,090	8,290,759
其他	16,476,121	16,260,615
減：一年內到期的長期應付款*(附註七(21))*	(109,724,707)	(115,987,260)
	18,159,004	18,133,114

(i) 請參見附註十一(4)(a)(vi)。

(ii) 應付融資租賃款為本集團融資租入固定資產的最低租賃付款額(附註九(2))。

(24) 長期應付款(續)

長期應付款到期日分析如下：

	2008年 6月30日 (未經審計)	2007年 12月31日
一到二年	**2,564,587**	2,564,587
二到五年	**2,982,674**	3,393,989
五年以上	**12,611,743**	12,174,538
	18,159,004	18,133,114

(25) 專項應付款

專項應付款主要系收到政府撥付的搬遷補償款，因搬遷尚未完成，根據《關於企業收到政府撥給的搬遷補償款有關財務處理問題的通知(財企[2005]123號)》的規定，暫掛「專項應付款」核算。

(26) 遞延所得稅資產和負債

(a) 遞延所得稅資產

	2008年6月30日(未經審計)		2007年12月31日	
	遞延所得稅資產	**可抵扣暫時性差異**	遞延所得稅資產	可抵扣暫時性差異
資產減值準備	**12,497,753**	**54,238,460**	12,452,372	53,288,349
公允價值變動	**2,005,059**	**8,020,237**	2,180,991	8,723,964
金融衍生工具估值損失	**5,075,000**	**20,300,000**	5,700,250	22,801,000
可抵扣廣告費	**—**	**—**	38,858,035	155,432,140
遞延收益	**—**	**—**	3,500,000	14,907,738
待付費用	**155,851,287**	**648,513,790**	112,091,144	448,593,405
	175,429,099	**731,072,487**	174,782,792	703,746,596

(b) 遞延所得稅負債

	2008年6月30日(未經審計)		2007年12月31日	
	遞延所得稅負債	**應納稅暫時性差異**	遞延所得稅負債	應納稅暫時性差異
可供出售金融資產估值收益	**1,508,356**	**6,033,424**	3,405,546	13,622,184
公允價值變動	**13,215,093**	**53,688,804**	13,629,310	54,387,193
分離交易可轉債的帳面價值與計稅基礎之差異*(附註七(23))*	**100,309,629**	**401,238,516**	—	—
	115,033,078	**460,960,744**	17,034,856	68,009,377

(27) 股本

	2008年 6月30日 (未經審計)	2007年 12月31日
有限售條件股份 —		
國有法人持股	**399,820,000**	399,820,000
其他法人持股	**17,574,505**	17,574,505
有限售條件股份合計	**417,394,505**	417,394,505
無限售條件股份 —		
境內上市的人民幣普通股	**235,755,495**	235,755,495
境外上市的外資股	**655,069,178**	655,069,178
無限售條件股份合計	**890,824,673**	890,824,673
股份總額	**1,308,219,178**	1,308,219,178

(28) 資本公積

	2007年 12月31日	本期增加 (未經審計)	本期減少 (未經審計)	2008年 6月30日 (未經審計)
股本溢價	2,761,471,859	—	(86,992,541)	**2,674,479,318**
其他資本公積	103,093,274	283,532,756	(5,436,564)	**381,189,466**
其中：原制度資本公積轉入	91,701,228	—	—	**91,701,228**
	2,864,565,133	283,532,756	(92,429,105)	**3,055,668,784**

其他資本公積本期增加中包括分離交易可轉債的內含權益部分帳面淨值283,064,822元，具體列示如下：

	人民幣元 (未經審計)
分離交易可轉債的內含權益部分*(附註七(23))*	389,702,040
減：遞延所得稅負債	(97,425,510)
減：歸屬於權益部分的交易費用	(9,211,708)
分離交易可轉債的內含權益部分帳面淨值	283,064,822

(29) 盈餘公積

	2007年 12月31日	本期增加 (未經審計)	本期減少 (未經審計)	2008年 6月30日 (未經審計)
法定盈餘公積金	495,219,003	—	—	**495,219,003**

根據《中華人民共和國公司法》，本公司章程及董事會的決議，本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金，當法定盈餘公積金累計額達到股本的50%以上時，可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損，或者增加股本。除了用於彌補虧損外，法定盈餘公積金於增加股本後，其餘額不得少於股本的25%。

(29) 盈餘公積(續)

本公司的子公司亦根據《中華人民共和國公司法》及／或公司章程及董事會決議，按年度淨利潤的一定比例提取法定盈餘公積金。本公司在合併報表中對已經抵銷的子公司提取的法定盈餘公積不予調整。

(30) 利潤分配

根據本公司章程，股利分配按企業會計準則編製的本公司法定帳目及香港財務報告準則編製的本公司報表兩者未分配利潤孰低數額作為分配基礎。

根據2008年6月10日股東大會的決議，2007年按已發行股份1,308,219,178股計算，按每10股向全體股東派發2.2元，共計287,808,219元。截至2008年6月30日止，本集團尚未支付上述股利。

(31) 少數股東權益

歸屬於各子公司少數股東的少數股東權益

	2008年6月30日(未經審計)	2007年12月31日
華南投資	**49,012,069**	47,409,112
深朝日	**162,234,469**	171,071,687
西安公司	**16,474,058**	111,244,940
松江公司	**75,164,303**	75,163,079
其他	**67,888,380**	74,261,955
	370,773,279	479,150,773

(32) 營業收入和營業成本

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
主營業務收入	7,790,667,249	6,739,437,704
其他業務收入	113,644,282	94,081,276
	7,904,311,531	6,833,518,980

(a) 主營業務收入和主營業務成本

	截至2008年6月30日止6個月(未經審計)		截至2007年6月30日止6個月(未經審計)	
	主營業務收入	主營業務成本	主營業務收入	主營業務成本
青島地區	3,580,185,008	(2,160,470,774)	2,760,069,920	(1,595,177,880)
山東其他地區	1,184,277,316	(883,672,019)	1,073,678,989	(760,196,633)
華北地區	1,585,848,568	(1,138,719,219)	1,504,697,219	(1,097,187,766)
華南地區	2,495,377,938	(1,538,991,993)	1,991,596,324	(1,182,746,585)
出口銷售	171,512,989	(93,057,040)	165,572,732	(77,925,978)
	9,017,201,819	(5,814,911,045)	7,495,615,184	(4,713,234,842)
減：各地區分部間抵銷金額	(1,226,534,570)	1,226,534,570	(756,177,480)	756,177,480
	7,790,667,249	(4,588,376,475)	6,739,437,704	(3,957,057,362)

截至2008年6月30日止6個月，本集團向前五名客戶銷售的收入總額約為631,815,000元，約佔本集團本期銷售收入的8.11%(截至2007年6月30日止6個月：約404,984,000元，約佔6.01%)。

(b) 其他業務收入和其他業務成本

	截至2008年6月30日止6個月(未經審計)		截至2007年6月30日止6個月(未經審計)	
	其他業務收入	其他業務成本	其他業務收入	其他業務成本
材料銷售	33,391,359	(26,803,460)	28,836,176	(24,777,202)
廢料銷售	22,523,296	(9,750,013)	16,028,130	(6,258,007)
其他	57,729,627	(44,801,439)	49,216,970	(34,621,277)
	113,644,282	(81,354,912)	94,081,276	(65,656,486)

(33) 營業稅金及附加

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
消費稅	601,501,168	571,189,429
營業稅	4,409,757	2,521,884
城市維護建設稅	67,275,537	62,692,318
教育費附加	31,272,065	29,367,406
其他	43,276	28,995
	704,501,803	665,800,032

(34) 財務費用

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
利息支出 —		
借款利息	44,405,041	17,717,274
票據貼現利息	153,800	3,109,124
利息收入	(10,224,353)	(9,440,350)
匯兌收益	(22,447,685)	(9,409,155)
其他	3,237,956	3,059,578
	15,124,759	5,036,471

(35) 資產減值損失

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
壞賬損失	216,634	(2,184,970)
存貨跌價損失	360,682	5,338,673
固定資產減值損失	1,219,531	50,206,170
	1,796,847	53,359,873

(36) 公允價值變動收益／(損失)

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
交易性金融負債 —		
公允價值變動收益／(損失)	2,501,000	(2,516,000)

(37) 投資收益／(損失)

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
交易性金融負債損失	(4,161,000)	(75,000)
按權益法享有或分擔的被投資公司淨損益的份額	609,389	403,692
其他	486,620	1,264,634
	(3,064,991)	1,593,326

(38) 營業外收入及營業外支出

(a) 營業外收入

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
處置非流動資產利得	1,175,847	2,592,837
補貼收入	69,315,413	40,671,111
其他	6,927,816	5,251,559
	77,419,076	48,515,507

(b) 營業外支出

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
處置非流動資產損失	7,788,883	2,400,744
賠償金及違約金	925,657	—
公益性捐贈支出	13,331,684	1,093,700
其他	2,497,587	2,829,769
	24,543,811	6,324,213

(39) 所得稅費用

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)(經重述)
當期所得稅	188,705,699	230,228,088
遞延所得稅	1,823,596	(7,752,447)
	190,529,295	222,475,641

(39) 所得稅費用(續)

將列示於合併利潤表的利潤總額調節為所得稅費用：

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
利潤總額	**596,083,985**	545,734,995
按適用稅率計算的所得稅費用	**173,431,782**	220,896,459
新所得稅法的頒佈對原已確認的遞延所得稅餘額的影響	**—**	(7,381,653)
不得扣除的成本、費用和損失的影響	**1,577,696**	(8,304,930)
免稅影響	**(6,152,617)**	780,009
使用前期未確認遞延所得稅資產的可抵扣影響	**(11,386,971)**	(5,674,284)
當期未確認遞延所得稅資產的可抵扣影響	**33,059,405**	22,160,040
所得稅費用	**190,529,295**	222,475,641

(40) 每股收益

(a) 基本每股收益

基本每股收益以歸屬於母公司普通股股東的合併淨利潤除以母公司發行在外普通股的加權平均數計算：

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)(經重述)
歸屬於母公司普通股股東的合併淨利潤	**381,127,804**	287,892,466
發行在外普通股的加權平均數	**1,308,219,178**	1,308,219,178
基本每股收益	**0.291**	0.220

(b) 稀釋每股收益

截至2008年6月30日止和2007年6月30日止，由於並無稀釋性的潛在普通股，稀釋每股收益與基本每股收益相同。

如附註七(23)所述，本公司發行了附帶認股權證的分離交易可轉債。儘管該潛在股的執行會對每股收益產生稀釋，但由於本期執行價高於本公司的平均市場價，因此該潛在股份未包含在計算稀釋每股收益中。

(41) 現金流量表附註

(a) 將淨利潤調節為經營活動現金流量

	截至2008年6月30日止6個月（未經審計）	截至2007年6月30日止6個月（未經審計）（經重述）
淨利潤	**405,554,690**	323,259,354
加：資產減值準備	**1,796,847**	53,359,873
固定資產折舊	**257,239,795**	249,527,280
無形資產攤銷	**13,301,141**	10,958,994
長期待攤費用攤銷	**1,803,977**	1,068,320
處置固定資產、無形資產和其他長期資產的損失／(收益)	**6,613,036**	(192,093)
固定資產報廢損失／(收益)	**(140,149)**	49,451
公允價值變動損失／(收益)	**(2,501,000)**	2,516,000
財務費用	**20,002,661**	10,140,134
投資損失／(收益)	**3,064,991**	(1,593,326)
遞延所得稅資產增加	**(646,307)**	(6,980,150)
遞延所得稅負債減少／(增加)	**2,469,902**	(772,297)
存貨的增加	**(520,686,728)**	(155,459,919)
經營性應收項目的減少／(增加)	**325,788,775**	(219,013,154)
經營性應付項目的增加	**282,386,897**	1,101,769,251
經營活動產生的現金流量淨額	**796,048,528**	1,368,637,718

(b) 現金及現金等價物淨變動情況

	截至2008年6月30日止6個月（未經審計）	截至2007年6月30日止6個月（未經審計）
現金的期末餘額	**2,757,947,627**	2,193,577,971
減：現金的年初餘額	**(1,284,642,337)**	(1,199,352,565)
加：現金等價物的期末餘額	—	2,000,000
減：現金等價物的年初餘額	—	(9,000,000)
現金及現金等價物淨增加額	**1,473,305,290**	987,225,406

(c) 現金及現金等價物

	2008年6月30日（未經審計）	2007年12月31日
貨幣資金*(附註七(1))*	**2,776,514,947**	1,334,908,588
減：受到限制的存款	—	(30,000,000)
受到限制的其他貨幣資金	**(18,567,320)**	(20,266,251)
現金及現金等價物年末餘額	**2,757,947,627**	1,284,642,337

(41) 現金流量表附註(續)

(d) 支付其他與經營活動有關的現金

現金流量表中支付其他與經營活動有關的現金包括：

	截至2008年 6月30日止 6個月 (未經審計)	截至2007年 6月30日止 6個月 (未經審計)
廣告費	250,500,210	251,144,751
運輸費	249,568,130	183,028,717
營銷推廣費用	203,481,535	183,394,673
行政費用	125,438,017	106,577,385
其他	231,147,345	139,362,112
	1,060,135,237	863,507,638

八 分部報告

(1) 主要報告形式 — 地區分部

本集團的活動主要集中在中國，按地區分部的資料分析如下：

(a) 2008年6月30日分部資訊(未經審計)：

	青島地區	其他山東地區	華北地區	華南地區	海外地區	合併抵銷	合計
營業收入	3,632,173,808	1,195,160,479	1,614,343,010	2,539,457,291	245,604,862	(1,322,447,919)	7,904,311,531
其中：對外交易收入	3,493,831,344	301,794,387	1,423,466,556	2,503,139,128	182,080,116	—	7,904,311,531
分部間交易收入	138,342,464	893,366,092	190,876,454	36,318,163	63,524,746	(1,322,447,919)	—
營業費用	(3,315,711,395)	(1,134,419,903)	(1,463,479,391)	(2,194,189,797)	(198,566,460)	1,321,665,990	(6,984,700,956)
分部利潤	316,462,413	60,760,576	150,863,619	345,267,494	47,038,402	(781,929)	919,610,575
不可分配費用							(376,401,855)
營業利潤							543,208,720
分部資產合計	2,695,958,257	2,800,333,091	2,542,813,249	5,716,862,523	382,120,066	(2,161,016,250)	11,977,100,936
不可分配資產							1,687,928,340
資產總額							13,665,029,276
分部負債合計	1,394,394,541	924,216,728	940,079,156	2,840,592,853	190,312,188	(2,190,425,095)	4,099,170,371
不可分配負債							3,401,641,393
負債總額							7,500,811,764
折舊和攤銷費用	59,489,182	40,676,557	65,166,918	106,418,565	593,691	—	272,344,913
資產減值損失	(815,271)	140,450	1,723,774	727,152	20,742	—	1,796,847
資本性支出	46,978,911	225,789,546	30,462,382	270,297,815	81,860	—	573,610,514

八 分部報告(續)

(1) 主要報告形式 — 地區分部(續)

(b) 2007年6月30日分部資訊(未經審計)：

	青島地區	其他山東地區	華北地區	華南地區	海外地區	合併抵銷	合計
營業收入	2,773,402,354	1,090,487,237	1,526,869,933	2,031,520,967	254,464,455	(843,225,966)	6,833,518,980
其中：對外交易收入	2,686,653,759	531,297,514	1,429,490,156	2,010,281,087	175,796,464	—	6,833,518,980
分部間交易收入	86,748,595	559,189,723	97,379,777	21,239,880	78,667,991	(843,225,966)	—
營業費用	(2,553,814,201)	(1,021,713,909)	(1,402,725,824)	(1,693,880,550)	(200,036,719)	847,384,236	(6,024,786,967)
分部利潤	219,588,153	68,773,328	124,144,109	337,640,417	54,427,736	4,158,270	808,732,013
不可分配費用							(305,188,312)
營業利潤							503,543,701
分部資產合計(2007年12月31日)	2,103,548,325	2,038,935,430	2,398,711,237	4,835,984,692	328,932,626	(1,045,265,552)	10,660,846,758
不可分配資產							884,387,843
資產總額							11,545,234,601
分部負債合計(2007年12月31日)	1,037,287,372	604,074,997	872,838,433	2,121,113,386	101,161,445	(1,097,462,408)	3,639,013,225
不可分配負債							1,917,885,971
負債總額							5,556,899,196
折舊和攤銷費用	59,162,745	29,120,823	66,021,948	107,178,592	570,940	—	262,055,048
資產減值損失	(378,930)	250,492	47,227,175	6,260,700	436	—	53,359,873
資本性支出	83,162,051	200,180,809	69,195,300	134,198,219	563,320	—	487,299,699

(2) 次要報告形式 — 業務分部

本集團的主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

九 租賃

(1) 融資租入固定資產

融資租入固定資產系深朝日2007年度內租賃的機器設備，截至2008年6月30日，融資租入固定資產的淨額為9,384,409元(原值為10,214,224元)(2007年12月31日：淨額為9,634,133元)。

(2) 最低租賃付款額

列示於長期應付款的最低租賃付款額於未來應支付租金匯總如下：

	2008年 6月30日 (未經審計)	2007年 12月31日
一年以內	**3,206,233**	2,564,587
一年至二年以內	**2,564,587**	2,564,587
二年至三年以內	**2,564,587**	2,564,587
三年以上	**1,923,540**	3,205,833
	10,258,947	10,899,594

於2008年6月30日，未確認的融資費用餘額為1,737,857元(2007年12月31日：2,608,835元)。

(1) 應收賬款、其他應收款及長期應收款

(a) 應收賬款

	2007年12月31日	本期增加（未經審計）	本期減少（未經審計）	2008年6月30日（未經審計）
應收賬款	175,408,225			182,177,526
*減：*壞賬準備	(61,983,731)	(15,355,701)	—	(77,339,432)
	113,424,494			104,838,094

應收賬款賬齡及相應的壞賬準備分析如下：

	2008年6月30日（未經審計）			2007年12月31日		
	金額	佔總額比例	壞賬準備	金額	佔總額比例	壞賬準備
一年以內	104,842,568	57.55%	(16,550)	112,938,245	64.39%	(13,752)
一到二年	24,151	0.01%	(12,075)	—	—	—
二到三年	—	—	—	—	—	—
三年以上	77,310,807	42.44%	(77,310,807)	62,469,980	35.61%	(61,969,979)
	182,177,526	100%	(77,339,432)	175,408,225	100%	(61,983,731)

應收賬款按類別分析如下：

	2008年6月30日（未經審計）				2007年12月31日			
	金額	佔總額比例	壞賬準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
單項金額重大*(i)*	90,378,036	49.61%	(30,105,474)	33.31%	89,937,969	51.27%	(11,245,784)	12.50%
其他	91,799,490	50.39%	(47,233,958)	51.45%	85,470,256	48.73%	(50,737,947)	59.36%
	182,177,526	100%	(77,339,432)	42.45%	175,408,225	100%	(61,983,731)	35.34%

(i) 指單項金額1000萬元以上的應收賬款。

於2008年6月30日，應收賬款中無應收持本公司5%（含5%）以上表決權股份的股東的欠款（2007年12月31日：無）。

於2008年6月30日，應收賬款前五名債務人欠款金額合計約為80,322,000元（2007年12月31日：100,349,000元），佔應收賬款總額的44.09%（2007年12月31日：57.21%）。

(1) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款

	2007年 12月31日			2008年 6月30日 (未經審計)
應收子公司款項	240,311,086			518,809,862
應收押金保證金	33,172,663			1,972,467
備用金	5,191,958			6,245,012
其他	58,237,714			55,286,536
	336,913,421	本期增加 (未經審計)	本期減少 (未經審計)	582,313,877
*減：*壞賬準備	(28,233,890)	—	915,676	(27,318,214)
	308,679,531			554,995,663

其他應收款及相應的壞賬準備分析如下：

	2008年6月30日(未經審計)			2007年12月31日		
	金額	佔總額比例	壞賬準備	金額	佔總額比例	壞賬準備
一年以內	553,715,584	95.08%	(534)	307,753,913	91.34%	(31,777)
一到二年	6,080	0.01%	—	221,018	0.07%	(110,509)
二到三年	714,787	0.12%	(175,345)	1,110,081	0.33%	(505,198)
三年以上	27,877,426	4.79%	(27,142,335)	27,828,409	8.26%	(27,586,406)
	582,313,877	100%	(27,318,214)	336,913,421	100%	(28,233,890)

其他應收款按類別分析如下：

	2008年6月30日(未經審計)				2007年12月31日			
	金額	佔總額比例	壞賬準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
單項金額重大*(i)*	311,920,231	53.57%	(13,000,000)	4.17%	43,000,000	12.76%	(13,000,000)	30.23%
其他	270,393,646	46.43%	(14,318,214)	5.30%	293,913,421	87.24%	(15,233,890)	5.18%
	582,313,877	100%	(27,318,214)	4.69%	336,913,421	100%	(28,233,890)	8.38%

(i) 指單項金額1,000萬元以上的其他應收款。

於2008年6月30日，其他應收款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款(2007年12月31日：無)。

於2008年6月30日，其他應收款前五名債務人欠款金額合計約為328,046,000元(2007年12月31日：48,969,000元)，佔其他應收賬款總額的56.33%(2007年12月31日：14.53%)。

十　母公司財務報表主要項目附註(續)

(1) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款(續)

於2008年6月30日，其他應收款中應收子公司款項增加較多主要是因為本期本公司支付日照公司增資款280,000,000元，由於增資手續尚未完成，期末列示於其他應收款。

(c) 長期應收款

	2007年 12月31日			**2008年 6月30日 (未經審計)**
發放子公司委託貸款*(i)*	2,792,553,157			**2,149,115,322**
預付土地款*(ii)*	17,441,647			**17,441,647**
應收新康健公司款*(ii)*	30,000,000			**15,000,000**
其他	2,000,000			**2,000,000**
	2,841,994,804			**2,183,556,969**
		本期增加 (未經審計)	本期減少 (未經審計)	
減：壞賬準備	(223,705,475)	—	36,028,928	**(187,676,547)**
	2,618,289,329			**1,995,880,422**

(i) 發放子公司委托貸款請參閱附註十一(4)(b)(viii)。

(ii) 預付土地款及應收新康健公司款項請參閱附註七(3)(c)。

(2) 長期股權投資

	2008年 6月30日 (未經審計)	2007年 12月31日
子公司*(a)*	**3,348,225,721**	2,235,626,419
聯營企業	**15,666,851**	13,141,104
其他長期股權投資	**6,485,262**	11,369,562
	3,370,377,834	2,260,137,085
減：長期股權投資減值準備*(b)*	**(351,979,271)**	(357,363,571)
	3,018,398,563	1,902,773,514

本公司無重大境外投資，故不存在長期投資變現及收益匯回的重大限制。

(2) 長期股權投資(續)

(a) 子公司

子公司名稱	初始投資成本	累計追加投資	2007年12月31日	本期增加(未經審計)	本期減少(未經審計)	2008年6月30日(未經審計)
深發日	126,746,680	—	126,746,680	—	—	126,746,680
郴州公司	18,330,000	44,271,208	62,601,208	—	—	62,601,208
華南營銷	19,000,000	—	19,000,000	—	—	19,000,000
華南投資	190,000,000	—	190,000,000	—	—	190,000,000
華東控股公司	95,035,102	—	95,035,102	—	—	95,035,102
蘇州公司*	500,000	—	500,000	—	(500,000)	—
松江公司	153,750,000	—	153,750,000	—	—	153,750,000
舜光公司	60,000,000	—	60,000,000	—	—	60,000,000
第三公司*	9,842,300	220,000,000	9,842,300	220,000,000	—	229,842,300
五星公司	24,656,410	—	24,656,410	—	—	24,656,410
三環公司	69,457,513	—	69,457,513	—	—	69,457,513
北方銷售	23,984,000	—	23,984,000	—	—	23,984,000
西安公司*	171,627,114	221,000,000	221,627,114	171,000,000	—	392,627,114
渭南公司	14,000,000	—	14,000,000	—	—	14,000,000
鞍山公司	30,000,000	—	30,000,000	—	—	30,000,000
興凱湖公司	19,430,000	—	19,430,000	—	—	19,430,000
密山公司	19,000,000	—	19,000,000	—	—	19,000,000
哈爾濱公司	20,900,000	58,000,000	78,900,000	—	—	78,900,000
東北銷售	8,500,000	—	8,500,000	—	—	8,500,000
蓬萊公司	30,000,000	—	30,000,000	—	—	30,000,000
榮成公司	65,103,434	—	65,103,434	—	—	65,103,434
進出口公司	4,750,000	6,000,000	10,750,000	—	—	10,750,000
第五公司	2,850,000	29,619,251	32,469,251	—	—	32,469,251
嶗山公司	18,089,491	—	18,089,491	—	—	18,089,491
香港公司	533,881	41,194,800	41,728,681	—	—	41,728,681
西南營銷	—	94,300,000	94,300,000	—	—	94,300,000
開發公司	1,320,000	—	1,320,000	—	—	1,320,000
翔宏商務	950,000	4,750,000	5,700,000	—	—	5,700,000
東南營銷	79,862,688	103,550,000	183,412,688	—	—	183,412,688
長沙公司	7,000,000	40,600,000	47,600,000	—	—	47,600,000
揚州公司*	1,017,142	—	1,017,142	—	—	1,017,142
魯中營銷	—	50,350,000	50,350,000	—	—	50,350,000
淮海營銷	8,000,000	47,000,000	55,000,000	—	—	55,000,000
濟南公司*	80,000,000	480,000,000	200,000,000	360,000,000	—	560,000,000
廣潤隆物流	16,465,405	—	16,465,405	—	—	16,465,405
成都公司*	150,000,000	50,000,000	150,000,000	50,000,000	—	200,000,000
文化傳播公司	5,290,000	—	5,290,000	—	—	5,290,000
彭城公司*	10,370,000	240,000,000	—	250,370,000	—	250,370,000
日照公司*	7,740,000	51,499,300	—	59,239,300	—	59,239,300
濰坊公司*	1	—	—	1	—	1
平原公司*	1	—	—	1	—	1
工程公司*	2,490,000	—	—	2,490,000	—	2,490,000
	1,566,591,162	1,782,134,559	2,235,626,419	1,113,099,302	(500,000)	3,348,225,721

* 請參見附註六(1)(a)-(f)說明。

(3) 營業收入和營業成本

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
主營業務收入	3,671,556,053	2,846,314,791
其他業務收入	85,684,998	96,170,843
	3,757,241,051	2,942,485,634

(a) 主營業務收入和主營業務成本

	截至2008年6月30日止6個月(未經審計)		截至2007年6月30日止6個月(未經審計)	
	主營業務收入	主營業務成本	主營業務收入	主營業務成本
啤酒銷售	3,671,556,053	(2,297,573,890)	2,846,314,791	(1,717,118,373)

截至2008年6月30日止6個月，本公司向前五名客戶銷售的收入總額約為370,318,000元，約佔本公司本期銷售收入的10.09%(截至2007年6月30日止6個月：約為256,611,000元，約佔9.02%)。

(b) 其他業務收入和其他業務成本

	截至2008年6月30日止6個月(未經審計)		截至2007年6月30日止6個月(未經審計)	
	其他業務收入	其他業務成本	其他業務收入	其他業務成本
銷售材料	78,955,342	(74,556,922)	88,978,946	(87,682,929)
廢料	1,848,162	(1,535,484)	1,828,937	(1,467,522)
其他	4,881,494	(1,897,630)	5,362,960	(2,203,570)
	85,684,998	(77,990,036)	96,170,843	(91,354,021)

(4) 投資收益

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
委託貸款收益	85,500,133	55,705,914
交易性金融資產損失	(4,161,000)	(75,000)
按權益法享有或分擔的被投資公司淨損益的份額	2,525,747	2,177,856
按成本法核算的被投資公司宣告發放的股利	25,265,400	24,388,200
被投資單位處置收益	444,937	—
	109,575,217	82,196,970

十一 關聯方關係及其交易

(1) 子公司

子公司的基本情況及相關資訊見附註六。

(2) 不存在控制關係的關聯方的性質

關聯企業名稱	與本集團的關係
青啤集團公司	主要投資者之一
Anheuser-Busch Companies,Inc.(「A-B公司」)	主要投資者之一
青島啤酒房地產有限公司	部分相同董事及相同主要股東
青島啤酒工程有限公司*(i)*	部分相同董事及相同主要股東
青島啤酒(廣州)總經銷有限公司(「廣州總經銷」)	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
遼寧沈青公司	聯營公司
歐洲公司	聯營公司
朝日飲品公司	聯營公司
招商物流公司	聯營公司
青島啤酒設備製造有限公司	合營公司

(i) 於2008年1月之前,工程公司因與本集團有部分相同董事而成為本集團的關聯方。於2008年1月,工程公司成為本公司之子公司,因此,於2008年6月30日,工程公司不再系本集團之關聯方。

(3) 關聯交易

(a) 定價政策

本集團銷售給關聯方的產品以及從關聯方購買原材料的價格按雙方協定價作為定價基礎。

(b) 本集團的關聯交易

(ii) 採購貨物

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
朝日飲品公司	12,000	892,181

截至2008年6月30日止6個月,本集團向關聯方採購貨物佔該種貨物採購總額的0.01%(截至2007年6月30日止6個月:0.01%)。

(iii) 銷售貨物

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
遼寧沈青公司	140,430,395	90,795,880
歐洲公司	29,079,756	17,197,388
	169,510,151	107,993,268

截至2008年6月30日止6個月,本集團向關聯方銷售貨物佔銷售總額的2.18%(截至2007年6月30日止6個月:1.60%)。

十一、關聯方關係及其交易(續)

(3) 關聯交易(續)

(b) 本集團的關聯交易(續)

(iv) 為本集團提供設備安裝工程服務

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
工程公司	—	2,251,291

(v) 為本集團提供物流服務(包括代墊款項)

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
招商物流公司	174,627,601	132,344,782

(vi) 為關聯方提供擔保

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
朝日飲品公司	22,000,000	15,000,000

截至2008年6月30日,本集團向關聯方提供擔保佔對外擔保總額的100%(2007年12月31日:100%)。

(vii) 從關聯方購買子公司或其擁有的子公司少數股權

於2008年上半年,本集團從青啤集團公司購買了其持有的工程公司、日照公司和彭城公司分別100%、5%和10%的股權,請參見附註六(1)(a)(i)及六(1)(d)(ii)。

本集團於本期間另向青啤集團公司支付了股權轉讓款共計76,940,000元,用以購買其持有的華南投資等22家本集團子公司的少數股權,截至2008年6月30日,相關法律手續尚在辦理中。

(c) 關鍵管理人員薪酬

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
關鍵管理人員薪酬	3,507,519	1,844,722

十一·關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易

(i) 從子公司採購材料

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
甘藏農墾	**12,829,734**	5,661,996
翔宏商務	**8,509,186**	6,325,680
其他子公司	**43,395**	—
	21,382,315	11,987,676

(ii) 從子公司採購貨物

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
第五公司	**252,034,004**	226,030,456
蘇光公司	**203,276,220**	148,152,027
濰坊公司	**124,454,824**	71,141,362
日照公司	**102,547,575**	67,664,373
菏澤公司	**99,713,584**	4,846,441
薛城公司	**92,850,343**	77,161,741
第三公司	**92,159,901**	105,738,928
北方銷售	**82,859,831**	79,009,655
滕州公司	**68,735,298**	61,168,598
濟南公司	**62,265,886**	—
鞍山公司	**55,212,390**	12,708,126
台州公司	**34,116,017**	18,042,876
廊坊公司	**28,726,767**	—
深朝日	**9,177,675**	8,928,738
榮成公司	**9,148,520**	5,268,377
甘藏農墾	**6,557,988**	—
平原公司	**3,983,095**	—
五星公司	**1,411,188**	—
其他子公司	**1,517,872**	—
	1,330,748,978	885,861,698

(3) 關聯交易(續)

(a) 本公司的關聯交易(續)

(iii) 向子公司出售材料

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
珠海公司	30,787,441	27,623,679
第五公司	16,225,351	21,369,873
台兒莊公司	5,514,658	9,971,290
五星公司	5,003,683	13,630,080
三環公司	5,003,683	2,758,726
成都公司	2,379,487	—
濟南公司	1,487,179	—
揚州公司	1,484,949	2,660,256
其他子公司	2,198,622	3,375,540
	70,085,053	81,389,444

向子公司出售材料主要系母公司向子公司出售的麥芽。

(iv) 銷售貨物

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
子公司		
— 東南營銷	88,667,753	65,326,285
— 北方銷售	27,022,257	—
— 香港公司	19,163,459	21,586,939
— 文化傳播公司	4,252,920	—
— 華南營銷	3,633,682	5,967,552
— 上海銷售	2,376,840	3,057,334
— 翔宏商務	2,032,889	1,957,573
— 興凱湖公司	267,906	—
— 西安公司	—	9,443,506
— 廣潤隆物流	—	6,337,404
	147,417,706	113,676,593
其他關聯方		
— 遼寧沈青公司	140,430,395	90,795,880
— 歐洲公司	29,079,756	17,197,388
	169,510,151	107,993,268
	316,927,857	221,669,861

十一關聯方關係及其交易(續)

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(v) 接受其他關聯方的物流勞務(包括代墊款項)

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
招商物流公司	174,627,601	132,344,782

(vi) 接受其他關聯方的設備安裝工程服務

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
工程公司	—	2,040,328

(3) 關聯交易(續)

(d) 本公司的關聯交易(續)

(vii) 收取子公司委託貸款利息

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
甘肅農墾	**5,547,660**	4,420,699
濟南公司	**5,293,212**	—
菏澤公司	**5,247,824**	1,187,989
五星公司	**5,140,357**	4,049,572
彭城公司	**4,631,394**	2,299,031
薛城公司	**4,608,639**	2,822,995
三環公司	**4,259,456**	3,745,697
馬鞍山公司	**3,931,346**	949,309
興凱湖公司	**3,779,743**	2,373,054
第三公司	**3,321,977**	1,881,765
漳州公司	**3,124,090**	2,367,627
武威公司	**2,596,123**	1,706,860
濰坊公司	**2,530,832**	902,886
蕪湖公司	**2,402,828**	1,958,912
台州公司	**2,317,088**	1,230,855
廊坊公司	**2,303,082**	1,961,255
日照公司	**1,955,445**	244,594
北方銷售	**1,950,505**	1,518,075
三水公司	**1,926,929**	—
重慶公司	**1,753,070**	1,402,976
東南營銷	**1,671,540**	1,054,463
滕州公司	**1,538,745**	945,304
華南投資	**1,508,183**	602,708
福州公司	**1,438,200**	1,151,623
上海銷售	**1,377,217**	1,081,519
華南營銷	**1,337,458**	3,439,800
哈爾濱公司	**1,156,450**	831,724
第五公司	**1,104,759**	1,715,513
其他子公司	**5,745,981**	7,859,109
	85,500,133	55,705,914

(3) 關聯交易(續)

(e)為子公司提供擔保

	截至2008年6月30日止6個月(未經審計)	截至2007年6月30日止6個月(未經審計)
進出口公司*(i)*	20,000,000	85,000,000
廈門公司*(ii)*	62,500,000	—
榮成公司*(ii)*	5,000,000	7,840,000
日照公司*(ii)*	4,900,000	17,545,833
瀘州公司*(ii)*	3,500,000	—
長沙公司*(ii)*	—	1,850,000
香港公司*(iii)*	102,886,500	114,232,500
	198,786,500	226,468,333

(i) 系本公司為子公司開具信用證提供擔保。

(ii) 系本公司為子公司開具票據提供擔保。

(iii) 系本公司為子公司借款提供擔保，請參閱附註十一(4)(a)(vii)。

(4) 關聯方應收、應付款項餘額

(a) 本集團與關聯方應收、應付款項餘額

(i) 應收賬款和長期應收款

	2008年6月30日(未經審計)	2007年12月31日
廣州總經銷*	33,859,690	33,859,690
北京青島啤酒銷售有限責任公司	11,245,784	11,245,784
歐洲公司	10,743,935	30,413,102
	55,849,409	75,518,576

* 請參閱附註七(3)(c)(ii)。

於2008年6月30日，本集團應收關聯方款項佔應收款項總額14.52%(2007年12月31日：19.92%)，計提的壞賬準備金額為45,104,784元(2007年12月31日：45,104,784元)。

(4) 關聯方應收、應付款項餘額(續)

(a) 本集團與關聯方應收、應付款項餘額(續)

(ii) 其他應收款

	2008年 6月30日 (未經審計)	2007年 12月31日
招商物流公司	163,896	969,190

於2008年6月30日，本集團其他應收關聯方款項佔其他應收款總額0.05%(2007年12月31日：0.34%)，未對此部分款項計提壞賬準備(2007年12月31日：無)。

(iii) 預付帳款

	2008年 6月30日 (未經審計)	2007年 12月31日
青島啤酒設備製造有限公司	8,200,010	—

於2008年6月30日，本集團預付關聯方款項佔預付帳款總額0.01%。

(iv) 應付帳款

	2008年 6月30日 (未經審計)	2007年 12月31日
朝日飲品公司	91,182	50,484

於2008年6月30日，本集團應付關聯方款項佔應付帳款總額0.01%(2007年12月31日：0.01%)。

(v) 預收賬款

	2008年 6月30日 (未經審計)	2007年 12月31日
遼寧沈青公司	5,831,581	6,155,886

於2008年6月30日，本集團預收關聯方款項佔預收款項總額2.27%(2007年12月31日：1.27%)。

(4) 關聯方應收、應付款項餘額(續)

(a) 本集團與關聯方應收、應付款項餘額(續)

(vi) 其他應付款

	2008年 6月30日 (未經審計)	2007年 12月31日
招商物流公司	**24,875,058**	514,636
青啤集團公司	**828,303**	210,520
工程公司	**—**	13,865,059
	25,703,361	14,590,215

於2008年6月30日，本集團應付關聯方款項佔其他應付帳款總額1.16%(2007年12月31日：0.83%)。

(vii) 長期應付款

於2003年10月，香港公司與A-B公司簽訂一份借款協議。根據該協定，香港公司向A-B公司借款美金15,000,000元(折合成人民幣102,886,500元)。該借款年利率為1%，無抵押，借款期限為5年，本金應於2008年10月29日償還。本公司已為該借款之償還提供擔保。

(viii) 向本集團貸款

	2008年 6月30日 (未經審計)	2007年 12月31日
青啤集團公司	**82,000,000**	70,000,000

上述貸款系青啤集團公司通過銀行發放給揚州公司的委托貸款，該貸款無抵押，利率為6.156%-6.561%。截至2008年6月30日止6個月揚州公司共向青啤集團公司支付利息約2,476,000元(截至2007年6月30日止6個月：1,780,000元)。

除上述(4)(a)(vi)、(vii)所述的長期應付款及借款，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額

(i) 應收賬款和長期應收款

	2008年 6月30日 (未經審計)	2007年 12月31日
子公司		
— 東南營銷	**43,426,595**	48,279,084
— 五星公司	**10,056,152**	10,401,990
— 香港公司	**5,971,790**	4,610,844
— 三環公司	**5,654,162**	—
— 廣潤隆物流	**3,930,020**	3,930,020
— 揚州公司	**1,175,118**	1,177,292
— 上海銷售	**1,079,802**	408,000
— 其他子公司	**850,000**	500,000
	72,143,639	69,307,230
其他關聯方		
— 廣州總經銷	**33,859,690**	33,859,690
— 北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
— 歐洲公司	**10,743,935**	30,413,102
	55,849,409	75,518,576
	127,993,048	144,825,806

(ii) 其他應收款

	2008年 6月30日 (未經審計)	2007年 12月31日
子公司		
— 日照公司	**280,000,000**	—
— 廈門公司	**106,030,000**	106,030,000
— 東南營銷	**45,926,496**	45,926,496
— 淮海營銷	**26,851,285**	28,636,071
— 上海銷售	**18,920,231**	18,879,297
— 西南營銷	**17,418,371**	17,418,371
— 翔宏商務	**6,896,955**	6,033,453
— 北方銷售	**5,173,502**	4,141,690
— 第五公司	**2,394,806**	2,394,806
— 華南營銷	**1,855,623**	1,855,623
— 南京銷售	**1,795,895**	1,795,895
— 東北銷售	**1,780,592**	1,780,592
— 杭州銷售	**1,155,996**	1,155,996
— 其他子公司	**2,610,110**	4,262,796
	518,809,862	240,311,086
其他關聯方		
— 招商物流公司	**163,896**	969,190
	518,973,758	241,280,276

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(iii) 預付賬款 — 子公司

	2008年 6月30日 (未經審計)	2007年 12月31日
北方銷售	15,772,773	10,694,397
台州公司	4,760,007	3,904,253
武威公司	—	13,600,000
濰坊公司	—	3,996,338
其他子公司	164,330	1,651,185
	20,697,110	33,846,173

(iv) 應收利息

	2008年 6月30日 (未經審計)	2007年 12月31日
應收子公司委託貸款利息*	21,514,902	27,335,919

* 委托貸款本金請參閱附註十一(4)(b)(viii)。

(v) 應付賬款 — 子公司

	2008年 6月30日 (未經審計)	2007年 12月31日
壽光公司	39,819,285	18,353,014
濟南公司	21,849,932	—
第三公司	15,099,861	6,260,501
薛城公司	13,035,602	—
第五公司	12,063,662	13,457,371
日照公司	11,385,421	3,748,726
濰坊公司	10,562,713	—
廊坊公司	8,739,866	—
荷澤公司	8,027,834	1,262,451
滕州公司	5,786,704	3,429,691
甘肅農墾	4,904,908	—
鞍山公司	4,846,712	1,083,760
榮成公司	1,938,719	132,173
其他子公司	2,044,489	2,948,573
	160,105,708	50,676,260

7 關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與子公司應收、應付款項餘額(續)

(vi) 其他應付款

	2008年 6月30日 (未經審計)	2007年 12月31日
子公司		
— 華南投資	60,825,208	60,825,208
— 魯中營銷	49,206,198	—
— 北方銷售	12,459,787	4,991,766
— 東南營銷	12,106,771	15,066,363
— 工程公司	2,153,842	5,630,165
— 其他子公司	233,052	69,236
	136,984,858	86,582,738
其他關聯方		
— 招商物流公司	24,875,058	514,636
— 青啤集團公司	328,303	210,520
	25,203,361	725,156
	162,188,219	87,307,894

(vii) 預收賬款

	2008年 6月30日 (未經審計)	2007年 12月31日
子公司	912,435	1,006,960
其他關聯方		
— 遼寧沈青公司	5,831,581	6,155,886
	6,744,016	7,162,846

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與子公司應收、應付款項餘額(續)

(viii)長期應收款 — 子公司

	2008年 6月30日 (未經審計)	2007年 12月31日
三環公司	**170,600,000**	187,200,000
甘肅農墾	**167,000,000**	164,920,909
薛城公司	**155,630,000**	145,630,000
菏澤公司	**154,400,000**	154,400,000
五星公司	**152,980,000**	152,980,000
馬鞍山公司	**135,000,000**	130,000,000
興凱湖公司	**117,173,157**	117,220,000
漳州公司	**96,900,000**	96,900,000
蕪湖公司	**94,290,000**	79,290,000
濰坊公司	**79,180,000**	84,180,000
廊坊公司	**79,090,000**	99,090,000
武威公司	**77,000,000**	77,000,000
台州公司	**73,200,000**	65,700,000
北方銷售	**60,000,000**	59,931,249
日照公司	**59,240,000**	59,235,946
重慶公司	**53,000,000**	53,000,000
福州公司	**50,000,000**	50,000,000
東南營銷	**50,000,000**	50,000,000
上海銷售	**47,275,126**	47,300,000
滕州公司	**46,020,000**	46,020,000
哈爾濱公司	**36,600,000**	36,577,486
蓬萊公司	**28,300,000**	28,300,000
平原公司	**25,500,000**	16,500,000
第五公司	**24,000,000**	44,000,000
台兒莊公司	**24,000,000**	24,000,000
徐州公司	**18,000,000**	18,000,000
榮成公司	**17,500,000**	17,557,567
鞍山公司	**17,000,000**	17,000,000
宿遷公司	**14,996,471**	15,000,000
壽光公司	**10,000,000**	20,000,000
東北銷售	**8,990,568**	9,000,000
密山公司	**3,400,000**	3,400,000
廣潤隆物流	**2,850,000**	2,850,000
濟南公司	**—**	175,000,000
第三公司	**—**	161,170,000
彭城公司	**—**	158,270,000

十一關聯方關係及其交易(續)

(4) 關聯方應收、應付款項餘額(續)

(b) 本公司與關聯方應收、應付款項餘額(續)

(viii) 長期應收款 — 子公司(續)

	2008年 6月30日 (未經審計)	2007年 12月31日
華南營銷	—	105,000,000
蘇州公司	—	20,930,000
	2,149,115,322	2,792,553,157
減：減值準備	**(172,676,547)**	(193,705,475)
	1,976,438,775	2,598,847,682

上述長期應收款系本公司通過銀行發放給子公司的委托貸款。

十二承諾事項

(1) 資本性承諾事項

以下為於資產負債表日，已簽約而尚不必在財務報表上確認的資本支出承諾：

	2008年 6月30日 (未經審計)	2007年 12月31日
建築工程	**90,898,398**	262,806,748

(2) 經營租賃承諾事項

根據已簽訂的不可撤銷的經營性租賃合同，未來最低應支付租金匯總如下：

	2008年 6月30日 (未經審計)	2007年 12月31日
一年以內	**1,069,300**	23,280

十二承諾事項(續)

(3) 採購承諾事項

	2008年 6月30日 (未經審計)	2007年 12月31日
採購原材料	**32,577,384**	275,250,616

(4) 投資及其他承諾事項

	2008年 6月30日 (未經審計)	2007年 12月31日
投資及其他	**108,440,988**	165,206,801

十三或有負債

(a) 根據國務院及青島市政府於1998年頒布有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償符合資格的職工的住房福利。於2008年6月30日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣布任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，本公司董事認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

(b) 如附註五所述，本集團仍有與以往年度有關的潛在所得税風險事項尚未處理。本公司董事認為不能可靠估計其影響，因此，本財務報表中並未針對可能產生的以前年度所得税差異提取準備。

(c) 截至2008年6月30日止，本公司之子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司的22,000,000元銀行借款提供了保證，借款期限自2007年7月16日至2008年7月15日止。

十四扣除非經常性損益後的淨利潤

	截至2008年 6月30日止 6個月 (未經審計)	截至2007年 6月30日止 6個月 (未經審計) (經重述)
歸屬於母公司的淨利潤	**381,127,804**	287,892,466
加／(減)：處置非流動資產損失／(收益)	**6,613,036**	(192,093)
政府補助	**(69,315,413)**	(40,671,111)
其他營業外收支淨額	**9,827,112**	(1,328,090)
非經常性損益的所得税影響數，其中：	**4,856,559**	5,945,084
處置非流動資產損益影響	**(1,453,393)**	(170,725)
政府補助影響	**9,371,694**	5,399,065
其他營業外收支影響	**(3,061,742)**	716,744
歸屬於母公司的扣除非經常性損益後的淨利潤	**333,109,098**	251,646,256

非經常性損益明細表編製基礎

根據《公開發行證券公司資訊披露規範問答第01號 — 非經常性損益》的規定，非經常性損益是指公司發生的與經營業務無直接關係，以及雖與經營業務相關，但由於其性質、金額或發生頻率，影響了正常反映公司經營、盈利能力的各項交易、事項產生的損益。

簡明綜合中期資產負債表

於2008年6月30日

	附註	2008年 6月30日 人民幣千元 （未經審計）	2007年 12月31日 人民幣千元
資產			
非流動資產			
不動產、廠房及設備	6	5,799,431	5,608,946
租賃土地及土地使用權	5	806,142	717,172
預付土地使用權款		17,442	17,442
無形資產	7	235,110	237,269
聯營公司權益		29,069	27,882
遞延所得稅資產		175,429	174,783
可供出售金融資產		12,634	20,223
其他長期資產		18,540	11,120
非流動資產合計		7,093,797	6,814,837
流動資產			
存貨	8	2,690,263	2,187,254
應收賬款	9	99,372	94,199
應收票據		10,853	37,294
保證金、預付賬款及其他應收款		994,229	1,076,742
已抵押的銀行存款		18,567	20,266
現金及現金等價物		2,757,948	1,314,643
流動資產合計		6,571,232	4,730,398
資產合計		13,665,029	11,545,235
股東權益			
資本及可供本公司股東分配的儲備			
股本	10	1,308,219	1,308,219
其他儲備	11	3,823,800	3,632,861
未分配盈餘			
— 擬派發末期股息		—	287,808
— 其他		661,425	280,297
		5,793,444	5,509,185
少數股東權益		370,773	479,150
股東權益合計		6,164,217	5,988,335
負債			
非流動負債			
借款及貸款	12	1,198,121	96,580
遞延所得稅負債		115,033	17,035
遞延政府補貼		63,840	76,275
其他金融負債		41,130	28,286
非流動負債合計		1,418,124	218,176

簡明綜合中期資產負債表(續)

於2008年6月30日

	附註	2008年 6月30日 人民幣千元 (未經審計)	2007年 12月31日 人民幣千元
流動負債			
衍生金融工具	13	20,300	22,801
應付賬款	14	1,310,882	1,080,803
應付票據	15	195,796	207,268
預提費用及其他應付款		2,797,118	2,172,297
預收客戶賬款		257,266	482,882
應交所得稅		251,745	279,227
應付股東貸款		102,887	109,569
應付股息	21	311,333	—
借款及貸款	12	835,361	983,877
流動負債合計		6,082,688	5,338,724
負債合計		7,500,812	5,556,900
股東權益及負債合計		13,665,029	11,545,235
淨流動資產/(負債)		488,544	(608,326)
總資產減流動負債		7,582,341	6,206,511

第74至94頁的附註為本簡明中期財務資料的整體部分。

青島啤酒股份有限公司

簡明綜合中期利潤表

截至2008年6月30日止六個月

	附註	截至6月30日止六個月 2008年 人民幣千元 (未經審計)	 2007年 人民幣千元 (未經審計) (經重列)
銷售額	4	7,790,667	6,739,438
銷售成本	17	(5,293,239)	(4,622,857)
毛利		2,497,428	2,116,581
其他利得(淨額)	16	77,879	47,520
銷售及市場推廣費用	17	(1,610,684)	(1,336,273)
行政支出	17	(362,154)	(270,816)
其他業務利得/(虧損)		15,117	(11,808)
經營盈利		617,586	545,204
財務費用	18	(22,111)	(11,416)
應佔聯營公司盈利		609	404
除所得稅前盈利		596,084	534,192
所得稅支出	19	(190,529)	(230,166)
本期間盈利		405,555	304,026
其中:			
— 本公司股東應佔盈利		381,128	268,659
— 少數股東權益		24,427	35,367
		405,555	304,026
期內本公司股東應佔盈利的每股盈利(單位為每股人民幣)		每股人民幣	每股人民幣
— 基本及攤薄	20	0.291	0.205
股息	21	287,808	287,808

第74至94頁的附註為本簡明中期財務資料的整體部分。

簡明綜合中期權益變動表

截至2008年6月30日止六個月

	(未經審計)					
	可供本公司股東分配的權益					
	股本	其他儲備	擬派發末期股息	累計(虧損)/盈利	少數股東權益	權益合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
2007年1月1日結餘，如前呈報	1,308,219	3,796,626	287,808	(145,224)	452,294	5,699,723
會計政策變動的期初調整	—	(236,203)	—	236,203	—	—
2007年1月1日結餘，經重列	1,308,219	3,560,423	287,808	90,979	452,294	5,699,723
外幣報表折算差額	—	1,013	—	—	—	1,013
本期間盈利	—	—	—	268,659	35,367	304,026
截至2007年6月止期間已確認總收入，經重列	—	1,013	—	268,659	35,367	305,039
提取額調整	—	43,287	—	(43,287)	—	—
已宣派股息	—	—	(287,808)	—	(29,009)	(316,817)
少數股東注資	—	—	—	—	15,703	15,703
其他	—	—	—	—	862	862
2007年6月30日結餘，經重列	1,308,219	3,604,723	—	316,351	475,217	5,704,510
2008年1月1日結餘	1,308,219	3,632,861	287,808	280,297	479,150	5,988,335
外幣報表折算差額	—	(164)	—	—	—	(164)
可供銷售的金融資產的公允價值虧損	—	(7,246)	—	—	(343)	(7,589)
可供銷售的金融資產的遞延所得稅負債	—	1,812	—	—	86	1,898
本期間盈利	—	—	—	381,128	24,427	405,555
截至2008年6月止期間已確認總收入	—	(5,598)	—	381,128	24,170	399,700
已宣派股息	—	—	(287,808)	—	(29,725)	(317,533)
購買少數股東股份	—	(86,993)	—	—	(102,822)	(189,815)
可轉換債券的權益部分，扣除交易成本	—	380,490	—	—	—	380,490
可轉換債券的遞延所得稅負債	—	(97,426)	—	—	—	(97,426)
其他	—	466	—	—	—	466
2008年6月30日結餘	1,308,219	3,823,800	—	661,425	370,773	6,164,217

第74至94頁的附註為本簡明中期財務資料的整體部分。

簡明綜合中期現金流量表

截至2008年6月30日止六個月

	截至6月30日止六個月	
	2008年 *人民幣千元* （未經審計）	2007年 *人民幣千元* （未經審計）
經營活動的現金流量		
經營產生的現金	973,696	1,484,621
支付所得稅	(218,529)	(112,587)
已收利息	10,224	9,440
經營活動產生的現金 — 淨額	765,391	1,381,474
投資活動的現金流量		
收購子公司獲取的現金淨額	7,887	—
購建不動產、廠房及設備、在建工程及無形資產	(473,220)	(385,969)
購買少數股東股份	(180,550)	—
出售不動產、廠房及設備所得	2,864	8,826
租賃按金的現金退款	32,439	12,000
短期銀行存款及已抵押的銀行存款減少／(增加)	29,033	(1,861)
已行使衍生金融工具的已付現金	(4,161)	(75)
投資活動的現金流量 — 淨額	(585,708)	(367,079)
融資活動的現金流量		
借款所得	278,457	318,947
償還借款	(421,528)	(236,877)
發行可轉換債券的已收現金	1,500,000	—
發行可轉換債券的已付交易成本	(35,457)	—
已付利息	(26,420)	(17,169)
派發予少數股東的股息	(23,298)	(28,432)
融資活動的現金流量 — 淨額	1,271,754	36,469
現金及現金等價物增加淨額	1,451,437	1,050,864
期初的現金及現金等價物	1,314,643	1,213,243
現金及現金等價物的匯兌虧損	(8,132)	(1,529)
期終的現金及現金等價物	2,757,948	2,262,578

第74至94頁的附註為本簡明中期財務資料的整體部分。

1. **一般資料**

青島啤酒股份有限公司(「本公司」)於1993年6月16日在中華人民共和國(「中國」)成立，並於1995年12月27日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自1993年7月15日開始在香港聯合交易所有限公司之主板上市，而A股則自1993年8月27日開始在上海證券交易所上市。

本公司及其子公司(統稱「本集團」)的主要業務為生產及銷售啤酒。本公司的註冊地址為中國青島市登州路56號。

本簡明綜合財務資料已經由董事會在2008年8月19日批准刊發。

財務報表所述部分公司的英文名稱是管理層對其註冊中文名稱的非正式翻譯，該等實體並無依法採納有關英文名稱。

2. **編製基準**

本截至2008年6月30日止六個月的簡明綜合中期財務資料乃按照香港會計準則第34號「中期財務報告」而編製。本簡明綜合中期財務資料應與截至2007年12月31日止年度之年度財務報表(按香港財務報告準則編製)一併閱覽。

3. **會計政策**

除下述者外，所採納之會計政策與截至2007年12月31日止年度之年度財務報表所採納者一致，該等會計政策已列述於該等年度之財務報表。

中期期間的所得稅按預期總年度盈利所適用的稅率計算。

下列新準則、準則之修訂或詮釋必須於2008年1月1日開始的財政年度內首次應用，惟目前與本集團並不相關：

- 香港(國際財務報告詮釋委員會) — 詮釋第11號「香港財務報告準則第2號集團及庫存股份交易」；
- 香港(國際財務報告詮釋委員會) — 詮釋第12號「服務特許權安排」；及
- 香港(國際財務報告詮釋委員會) — 詮釋第14號「香港會計準則第19號 — 界定福利資產限額、最低資金要求及兩者相互關係」。

下列準則、現有準則之修訂及詮釋已頒佈，惟於2008年1月1日開始之財政年度尚未生效，且並未獲提早採納：

- 香港財務報告準則第8號「經營分部」，自2009年1月1日或以後開始之年度期間生效。香港財務報告準則第8號取代香港會計準則第14號「分部申報」而規定遵從「管理方法」，據此，分部信息按內部申報採用之相同基準呈列。管理層仍在詳細評估其預期影響，惟預期不會有重大影響；

3. **會計政策(續)**

- 香港會計準則第23號(修訂本)「借款成本」，自2009年1月1日或以後開始之年度期間生效。此修訂本與本集團並不相關，因為本集團目前應用借款成本資本化之政策；

- 香港財務報告準則第2號(修訂本)「股份支付」，自2009年1月1日或以後開始之年度期間生效。此修訂本與本集團業務並不相關，因為本集團目前並無有關計劃；

- 香港財務報告準則第3號(修訂本)「企業合併」及其後香港會計準則第27號「綜合及獨立財務報表」、香港會計準則第28號「於聯營公司之投資」及香港會計準則第31號「於合營公司之權益」之修訂本，預期適用於收購日期為2009年7月1日或之後開始的首個年度申報期間之企業合併。管理層現正評估有關收購會計、綜合及聯繫人之新規定對本集團之影響；

- 香港會計準則第1號(修訂本)「財務報表之呈列」，自2009年1月1日或以後開始之年度期間生效。管理層現正根據本準則經修訂後之披露規定製作備考賬目；

- 香港會計準則第32號(修訂本)「金融工具：呈列」及其後香港會計準則第1號之修訂本「財務報表之呈列」，自2009年1月1日或以後開始之年度期間生效。此修訂本與本集團並不相關，因為本集團並無任何可沽售工具；及

- 香港(國際財務報告詮釋委員會)— 詮釋第13號「客戶忠誠計劃」，自2008年7月1日或以後開始之年度期間生效。管理層正評估此詮釋對其收入確認之影響，預期不會對本集團之經營業績造成任何重大變動。

4. 分部信息

(a) 主要呈報形式 — 地區分部

本集團之經營活動主要集中於中國，按地區分部之資料分析如下：

	青島地區 *人民幣千元*	其他 山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵銷 *人民幣千元*	合計 *人民幣千元*
	(未經審計) 截至2008年6月30日止六個月						
營業額							
對外銷售	3,457,542	291,026	1,409,563	2,462,026	170,510	—	7,790,667
分部間往來	122,643	893,251	176,286	33,352	1,003	(1,226,535)	—
	3,580,185	1,184,277	1,585,849	2,495,378	171,513	(1,226,535)	7,790,667
業績							
分部業績	324,685	37,984	85,461	258,679	39,496	—	746,305
未分配開支，淨額							(128,719)
經營盈利							617,586
財務費用							(22,111)
應佔聯營公司盈利	609	—	—	—	—	—	609
除所得稅前盈利							596,084
所得稅支出							(190,529)
本期間盈利							405,555
其他資料							
折舊	55,432	38,869	60,268	102,295	376	—	257,240
攤銷	3,496	1,807	3,923	4,076	—	—	13,302
不動產、廠房及設備減值虧損	—	287	932	—	—	—	1,219

4. 分部信息(續)

(a) 主要呈報形式 — 地區分部(續)

	(未經審計) 截至2007年6月30日止六個月						
	青島地區 *人民幣千元*	其他山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵銷 *人民幣千元*	合計 *人民幣千元*
營業額							
對外銷售	2,676,040	514,489	1,412,979	1,970,357	165,573	—	6,739,438
分部間往來	84,030	559,190	91,718	21,239	—	(756,177)	—
	2,760,070	1,073,679	1,504,697	1,991,596	165,573	(756,177)	6,739,438
業績							
分部業績	203,800	38,683	21,299	256,910	51,056	—	571,748
未分配開支,淨額							(26,544)
經營盈利							545,204
財務費用							(11,416)
應佔聯營公司盈利	404	—	—	—	—	—	404
除所得稅前盈利							534,192
所得稅支出							(230,166)
本期間盈利							304,026
其他資料							
折舊	57,517	27,642	61,760	103,825	352	—	251,096
攤銷	1,646	1,478	4,262	3,355	219	—	10,960
不動產、廠房及設備減值虧損	—	—	50,000	206	—	—	50,206

4. 分部信息(續)

(a) 主要呈報形式 — 地區分部(續)

(未經審計)
於2008年6月30日

	青島地區 *人民幣千元*	其他 山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵銷 *人民幣千元*	合計 *人民幣千元*
資產							
分部資產	2,666,919	2,800,333	2,542,813	6,098,983	—	(2,161,016)	11,948,032
聯營公司權益	29,069	—	—	—	—	—	29,069
未分配資產							1,687,928
							13,665,029
負債							
分部負債	1,394,395	924,217	940,079	3,030,905	—	(2,190,425)	4,099,171
未分配負債							3,401,641
							7,500,812
資本性支出	46,979	225,790	30,462	270,297	82	—	573,610

於2007年12月31日

	青島地區 *人民幣千元*	其他 山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵銷 *人民幣千元*	合計 *人民幣千元*
資產							
分部資產	2,404,599	2,038,935	2,398,711	4,835,985	—	(1,045,266)	10,632,964
聯營公司權益	27,882	—	—	—	—	—	27,882
未分配資產							884,389
							11,545,235
負債							
分部負債	1,138,448	604,075	872,838	2,121,114	—	(1,097,462)	3,639,013
未分配負債							1,917,887
							5,556,900
資本性支出 **— 截至2007年6月30日止六個月**	83,162	200,181	69,195	134,198	563	—	487,299

分部資產主要包括不動產、廠房及設備、無形資產、投資於聯營公司、存貨、應收賬款及其他應收款以及現金及現金等價物，及不包括遞延稅項及可供公司使用的現金及現金等價物。

分類負債包括經營負債。未分配負債包括稅項、借款及衍生金融工具等項目。

資本性支出主要包括添置不動產、廠房及設備、租賃土地及土地使用權及無形資產。

附註a： 此分部指經本集團海外子公司銷售貨品給除中國以外等地區(包括香港)的收入，或本集團內中國分公司及子公司對海外的銷售。與該部分收入相對應的分部資產及負債對於本集團總體影響微小。

4. 分部信息(續)

(b) 次要呈報形式 — 業務分部

本集團之主要業務為生產及銷售啤酒，因此未提供業務分部信息之分析。

5. 租賃土地及土地使用權

本集團於租賃土地及土地使用權之權益指預付經營租賃租金。其賬面淨值分析如下：

	於	
	2008年6月30日	2007年12月31日
	人民幣千元	*人民幣千元*
	(未經審計)	
期初	**717,172**	676,759
添置	**98,773**	59,640
攤銷	**(9,803)**	(17,372)
出售	**—**	(1,855)
	806,142	717,172

此外，於2008年6月30日，本集團有部分子公司的經營設施所處的土地為若干地方市政府擁有的劃撥土地(「劃撥土地」)。在該等土地上興建的相關房屋建築物及設施的賬面值約為人民幣64,490,000元(2007年12月31日：人民幣68,136,000元)。本公司董事認為該事項對本集團的營運並不構成重大不利影響，因此無須計提減值虧損準備。

6. 不動產、廠房及設備

不動產、廠房及設備的變動如下：

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
2007年1月1日						
成本	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
累計折舊及減值	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
截至2007年12月31日止年度						
年初賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
收購子公司	14,400	356	1,610	865	—	17,231
添置	16,403	44,969	28,265	38,259	1,044,347	1,172,243
轉撥	294,374	728,381	4,296	20,336	(1,047,387)	—
出售	(4,109)	(17,934)	(9,583)	(1,301)	—	(32,927)
折舊	(80,483)	(360,878)	(27,698)	(36,128)	—	(505,187)
減值支出	(1,058)	(138,101)	(1,839)	(10)	—	(141,008)
年終賬面淨值	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
2007年12月31日						
成本	3,215,238	6,316,520	394,397	344,989	225,381	10,496,525
累計折舊及減值	(883,309)	(3,518,934)	(249,021)	(236,315)	—	(4,887,579)
賬面淨值	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
2008年1月1日						
期初賬面淨值	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
收購子公司(未經審計)	—	706	2,530	339	—	3,575
添置(未經審計)	7,334	20,372	16,549	20,723	404,663	469,641
轉撥(未經審計)	169,882	249,780	3,960	9,921	(433,543)	—
出售(未經審計)	(6,193)	(13,708)	(3,303)	(1,068)	—	(24,272)
折舊(未經審計)	(43,020)	(180,629)	(14,030)	(19,561)	—	(257,240)
減值支出(未經審計)	(71)	(1,045)	(87)	(16)	—	(1,219)
期終賬面淨值(未經審計)	2,459,861	2,873,062	150,995	119,012	196,501	5,799,431
2008年6月30日						
成本(未經審計)	3,380,400	6,501,043	404,064	360,448	196,501	10,842,456
累計折舊及減值(未經審計)	(920,539)	(3,627,981)	(253,069)	(241,436)	—	(5,043,025)
賬面淨值(未經審計)	2,459,861	2,873,062	150,995	119,012	196,501	5,799,431

於2008年6月30日，約人民幣34,684,000元(2007年12月31日：人民幣37,002,000元)的機器設備已為本集團的銀行借款人民幣15,000,000元作抵押(附註12)。

6. 不動產、廠房及設備(續)

於2008年6月30日，本集團賬面值約人民幣539,148,000元(2007年12月31日：人民幣434,336,000元)的若干房屋建築物的所有權證(「房屋所有權證」)尚待本集團辦理。本集團正在辦理賬面值約人民幣446,062,000元的若干房屋建築物的所有權證。經參考本公司法律顧問的意見後，本公司董事認為本集團辦理及取得該等房屋所有權證及土地使用權證並不存在法律限制。賬面值約為人民幣93,086,000元的其他房屋建築物目前並非正在辦理手續，因為本集團無法找出若干所需文件。在參考法律意見後，本公司董事認為，此情況不會妨礙本集團擁有該等設施，對本集團的營運亦不構成任何重大不利影響。因此，無須計提固定資產減值準備。

機器設備包括以下本集團作為承租人以融資租賃方式取得之金額：

	於	
	2008年 6月30日	2007年 12月31日
	***人民幣千元* (未經審計)**	*人民幣千元*
成本 — 已資本化融資租賃	**10,214**	10,214
累計折舊	**(830)**	(580)
賬面淨值	**9,384**	9,634

以前年度的添置包括本集團子公司向本地第三方啤酒公司(「賣方」)所購買的若干資產，購買價約為人民幣123,000,000元。於購買後，該子公司獲賣方告知，賣方一名主要債權人(「債權方」)就交易向賣方提出申索，而該子公司可能在未來涉及解決該糾紛。於財務報表獲批准當日，並無針對該子公司或本集團而正式提交之申索，而本公司董事認為，有關事件並不會令本集團產生任何重大或有負債或不利財務影響。

7. **無形資產**

	商譽 *人民幣千元*	商標 (i) *人民幣千元*	專有技術 (ii) *人民幣千元*	軟件 及其他 *人民幣千元*	合計 *人民幣千元*
2007年1月1日					
成本	320,228	115,092	18,629	42,022	495,971
累計攤銷及減值虧損	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
賬面淨值	122,817	75,415	4,324	29,937	232,493
截至2007年12月31日止年度					
年初賬面淨值	122,817	75,415	4,324	29,937	232,493
添置	—	—	—	19,379	19,379
攤銷	—	(413)	(1,863)	(3,372)	(5,648)
出售	—	(8,955)	—	—	(8,955)
年終賬面淨值	122,817	66,047	2,461	45,944	237,269
2007年12月31日					
成本	320,228	106,137	18,629	61,401	506,395
累計攤銷及減值虧損	(197,411)	(40,090)	(16,168)	(15,457)	(269,126)
賬面淨值	122,817	66,047	2,461	45,944	237,269
截至2008年6月30日止六個月					
期初賬面淨值	**122,817**	**66,047**	**2,461**	**45,944**	**237,269**
添置(未經審計)	—	—	—	**1,340**	**1,340**
攤銷(未經審計)	—	**(207)**	**(931)**	**(2,361)**	**(3,499)**
期終賬面淨值(未經審計)	**122,817**	**65,840**	**1,530**	**44,923**	**235,110**
2008年6月30日					
成本(未經審計)	**320,228**	**106,137**	**18,629**	**62,741**	**507,735**
累計攤銷及減值虧損 (未經審計)	**(197,411)**	**(40,297)**	**(17,099)**	**(17,818)**	**(272,625)**
賬面淨值(未經審計)	**122,817**	**65,840**	**1,530**	**44,923**	**235,110**

(i) 商標

商標主要包括原有股東於1993年6月16日投入本公司作為資本投入的「青島啤酒」商標。該商標以中國國家國有資產管理局認定的評估值入賬。本公司董事認為，該商標可使用年限不確定，毋須攤銷，惟須進行年度減值評估。

其他商標是於收購若干子公司時取得，並按其五年至十年的估計可使用年限攤銷。該等無形資產的成本按照其各自於收購日期的公允價值入賬。

(ii) 專有技術

專有技術是子公司重組時，由一少數股東投入該子公司。此專有技術按照該子公司各股東議定之價值入賬，並按照其預計為十年的經濟利益流入期攤銷。

8. 存貨

	於	
	2008年 6月30日 *人民幣千元* (未經審計)	2007年 12月31日 *人民幣千元*
原材料、包裝物及輔助材料	**2,166,594**	1,796,609
在製品	**306,082**	233,496
產成品	**217,587**	157,149
存貨，淨額	**2,690,263**	2,187,254

本期間確認為支出並計入銷售成本之存貨成本約為人民幣3,622,494,000元(2007年6月30日：人民幣3,028,731,000元)。

本集團存貨賬面值約人民幣57,682,000元按其可變現淨值列賬。

9. 應收賬款

	於	
	2008年 6月30日 *人民幣千元* (未經審計)	2007年 12月31日 *人民幣千元*
聯營公司	**40,849**	45,518
應收分銷商賬款	**14,996**	14,996
其他應收賬款	**293,824**	268,538
	349,669	329,052
減：應收賬款減值準備	**(250,297)**	(234,853)
	99,372	94,199

應收賬款的賬齡分析如下：

	2008年6月30日			2007年12月31日		
	金額 *人民幣千元* (未經審計)	**壞賬準備 *人民幣千元* (未經審計)**	**準備後結餘 *人民幣千元* (未經審計)**	金額 *人民幣千元*	壞賬準備 *人民幣千元*	準備後結餘 *人民幣千元*
1年內	**95,925**	**(389)**	**95,536**	91,382	(443)	90,939
1至2年	**3,659**	**(1,280)**	**2,379**	3,835	(987)	2,848
2至3年	**3,850**	**(2,995)**	**855**	3,302	(3,156)	146
超過3年	**246,235**	**(245,633)**	**602**	230,533	(230,267)	266
合計	**349,669**	**(250,297)**	**99,372**	329,052	(234,853)	94,199

本集團大部分的國內銷售以付款發貨的方式交易。出口往中國以外地區的銷售主要以信用證支付。僅向具有良好信貸紀錄的客戶給予信貸。因本集團的客戶數量眾多且分佈地區廣，故應收賬款結餘沒有重大信貸集中風險。

應收賬款的賬面淨值與該等款項於2008年6月30日的公允價值接近。

本集團對個別預計可能發生的壞賬應收賬款結餘計提壞賬準備，這是根據客戶的信貸狀況及有證據顯示不能回收部分或全部的未償還結餘而計提壞賬準備。

10. 股本

於2008年6月30日，本公司的法定註冊股本為人民幣1,308,219,178元(2007年12月31日：人民幣1,308,219,178元)，每股面值人民幣1元。

	2008年6月30日		2007年12月31日	
	人民幣千元 (未經審計)	股數 (千股) (未經審計)	人民幣千元	股數 (千股)
境內上市的限制人民幣普通股	417,395	417,395	417,395	417,395
境內上市的人民幣普通股(「A股」)	235,755	235,755	235,755	235,755
境外上市的外資股(「H股」)	655,069	655,069	655,069	655,069
	1,308,219	1,308,219	1,308,219	1,308,219

於2008年6月30日，所有已發行股本已全額繳足。

11. 其他儲備

	(未經審計)				
	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 (附註a)	累計外幣報表折算調整 人民幣千元	合計 人民幣千元
2007年1月1日結餘，如前呈報	3,058,231	65,753	669,637	3,005	3,796,626
會計政策變動的期初調整	—	—	(236,203)	—	(236,203)
2007年1月1日結餘，經重列	3,058,231	65,753	433,434	3,005	3,560,423
分配調整	—	—	43,287	—	43,287
外幣報表折算差額	—	—	—	1,013	1,013
2007年6月30日結餘	3,058,231	65,753	476,721	4,018	3,604,723
2008年1月1日結餘	3,058,231	75,508	495,219	3,903	3,632,861
可供銷售金融資產的公允價值虧損	—	(7,246)	—	—	(7,246)
可供銷售金融資產的遞延所得稅負債	—	1,812	—	—	1,812
可轉換債券的權益部分，扣除交易成本	—	380,490	—	—	380,490
自按公允價值將可轉換債券初步列賬產生的遞延稅項	—	(97,426)	—	—	(97,426)
收購子公司的少數股東權益 *(附註b)*	(86,993)	—	—	—	(86,993)
其他	—	466	—	—	466
外幣報表折算差額	—	—	—	(164)	(164)
2008年6月30日結餘	2,971,238	353,604	495,219	3,739	3,823,800

11. 其他儲備(續)

附註：

(a) 盈餘公積金

根據本公司的公司章程規定及中國公司法，本公司須將在中國會計準則下的除稅後淨利潤的10%撥入法定盈餘公積金(除非該基金結餘已達本公司繳足資本的50%)。

(b) 期內，本公司向少數股東以代價人民幣171,000,000元購買青島啤酒西安漢斯集團有限公司的23.9%少數股東權益，以代價人民幣10,370,000元購買青島啤酒(徐州)彭城有限公司的10%少數股東權益，並以代價人民幣7,740,000元購買青島啤酒(日照)有限公司的5%少數股東權益。已付代價與所收購子公司相關部分淨資產賬面值兩者之差額自權益扣除。

12. 借款及貸款

	附註	於 2008年 6月30日 人民幣千元 (未經審計)	於 2007年 12月31日 人民幣千元
非流動			
長期銀行借款	*(a)*	92,986	101,070
可轉換債券	*(b)*	1,101,761	—
融資租賃負債	*(c)*	8,521	8,291
		1,203,268	109,361
減： 一年內到期長期銀行借款	*(a)*	(1,941)	(10,216)
一年內到期融資租賃負債	*(c)*	(3,206)	(2,565)
		1,198,121	96,580
流動			
短期銀行借款	*(a)*	830,214	971,096
一年內到期長期銀行借款	*(a)*	1,941	10,216
一年內到期融資租賃負債	*(c)*	3,206	2,565
		835,361	983,877
借款及貸款合計		2,033,482	1,080,457

12. 借款及貸款(續)

(a) 銀行借款

	2008年6月30日			2007年12月31日		
	短期銀行借款 人民幣千元 (未經審計)	長期銀行借款 人民幣千元 (未經審計)	總計 人民幣千元 (未經審計)	短期銀行借款 人民幣千元	長期銀行借款 人民幣千元	總計 人民幣千元
償還期：						
一1年內	830,214	1,941	832,155	971,096	10,216	981,312
一1至2年	—	2,293	2,293	—	2,269	2,269
一2至5年	—	77,879	77,879	—	77,807	77,807
一超過5年	—	10,873	10,873	—	10,778	10,778
	830,214	92,986	923,200	971,096	101,070	1,072,166
減：1年內到期部分	(830,214)	(1,941)	(832,155)	(971,096)	(10,216)	(981,312)
長期部分	—	91,045	91,045	—	90,854	90,854

於2008年6月30日，本集團有約人民幣14,466,000元及人民幣7,519,000元的借款是分別由北京市發展和改革委員會以及中國銀行北京市分行提供擔保。

於2008年6月30日，本集團有約人民幣15,000,000元(2007年12月31日：人民幣20,000,000元)的借款是以總賬面值約為人民幣34,684,000元的機器設備(2007年12月31日：人民幣37,002,000元)作為抵押。

於2008年6月30日，青島啤酒榆林有限責任公司有約人民幣19,000,000元(2007年12月31日：人民幣14,500,000元)的借款是由青島啤酒西安漢斯集團有限公司提供擔保。

借款的賬面值以下列幣值為單位：

	於 2008年6月30日 人民幣千元 (未經審計)	2007年12月31日 人民幣千元
人民幣	485,893	623,977
港幣	72,367	60,888
美元	342,955	365,230
歐元	14,466	14,284
丹麥克郎	7,519	7,787
	923,200	1,072,166

本集團的所有借款均受市場利率變動的影響，但丹麥克郎及歐元的借款為免息(「免息借款」)。

人民幣、港幣及美元的借款於結算日的有效年利率分別為5.28%、3.06%及4.41%。董事認為該等借款的賬面值與其各自於2008年6月30日的公允價值接近。免息借款之公允價值約為人民幣16,542,000元。

截至2008年6月30日止六個月借款及貸款的利息支出約為人民幣44,405,000元(2007年6月30日：人民幣17,717,000元)。

於2008年6月30日，本集團有合共約人民幣1,600,000,000元(2007年12月31日：人民幣1,400,000,000元)的未動用短期借款額度。所有於一年內到期及按浮動利率計息的借款均以提取額計入。

12. 借款及貸款(續)

(b) 可轉換債券

於2008年4月2日，本公司按面值人民幣15億元發行15,000,000份0.8%附帶認股權證認購權之可轉換債券。債券將由發行日期起6年到期，面值為人民幣15億元。債券持有人擁有認股權證認購權，可按每份債券兌7股之比率認購本公司新發行之A股。債券發行所含的負債部份及權益兌換部份的價值於債券發行日期釐定。

負債部份的公允價值(包含於非流動負債)按市場上具有相同條款的非可轉換債券的市場利率計算。按債券的票面金額扣除負債部份之公允價值的餘額，作為權益轉換部份之公允價值，計入股東權益內其他儲備中，並扣除可歸屬之交易成本。

於資產負債表確認的可轉換債券計算如下：

	人民幣千元
於2008年4月2日發行的可轉換債券面值	**1,500,000**
權益部分	**(389,702)**
負債部分應佔的交易成本	**(26,245)**
於2008年4月2日初次確認的負債部分	**1,084,053**
利息費用	**17,708**
已付利息	**—**
於2008年6月30日的負債部分	**1,101,761**

可轉換債券負債部份於2008年6月30日的公允價值約為人民幣1,101,761,000元。公允價值乃使用現金流量按6.1%的比率貼現計算。

(c) 融資租賃負債

	於	
	2008年 6月30日 人民幣千元 (未經審計)	2007年 12月31日 人民幣千元
1年內	**3,206**	2,565
1至2年	**2,565**	2,565
2至3年	**2,565**	2,565
超過3年	**1,922**	3,205
	10,258	10,900
減：1年內到期部分	**(3,206)**	(2,565)
融資租賃負債	**7,052**	8,335
減：未賺取財務收入	**(1,737)**	(2,609)
	5,315	5,726

13. 衍生金融工具

	於2008年6月30日	
	資產	負債
	人民幣千元	*人民幣千元*
	(未經審計)	(未經審計)
遠期外匯交易合同	—	**20,300**

衍生工具於訂立衍生工具合同日期按公允價值初步確認，而該等衍生工具按其於2008年6月30日的公允價值重新計量。於期終時持有仍未平倉的該等合約的重估利得約為人民幣2,501,000元，並已自利潤表扣除。

14. 應付賬款

應付賬款(包括應付關聯方款)之賬齡分析如下：

	於	
	2008年	2007年
	6月30日	12月31日
	人民幣千元	*人民幣千元*
	(未經審計)	
1年內	**1,287,495**	1,057,195
1至2年	**4,170**	7,379
2至3年	**11,123**	8,891
超過3年	**8,094**	7,338
	1,310,882	1,080,803

15. 應付票據

於2008年6月30日，本集團所有應付票據結餘均為六個月以內到期。本集團的銀行存款約人民幣15,405,000元(2007年12月31日：人民幣16,116,000元)以人民幣為單位，已作為本集團發行該等票據之抵押，而於2008年6月30日，子公司所發行之票據約人民幣76,718,000元(2007年12月31日：人民幣19,396,000元)已由本公司作出擔保。董事認為於期終時的應付票據賬面值與其公允價值接近。

16. 其他利得 — 淨額

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
	(未經審計)	(未經審計)
衍生工具：		
一不符合套期會計的外匯遠期合同	**2,501**	(2,516)
一已實現外匯遠期合同之虧損	**(4,161)**	(75)
利息收入	**10,224**	9,440
政府補貼*(i)*	**69,315**	40,671
	77,879	47,520

(i) 就本集團於過往年度收購若干子公司而言，本集團與有關市政府簽署了不同的協議，該等子公司可享有由政府提供之若干財務優惠，主要包括財政資助，金額參考該等子公司所繳付之稅額後釐定。

17. 分性質列示之費用

包含於銷售成本、銷售及市場推廣費用及行政支出中的費用分析如下：

	截至6月30日止六個月	
	2008年 *人民幣千元* （未經審計）	2007年 *人民幣千元* （未經審計）
產成品及在製品之存貨變動	(133,024)	(82,838)
已用原材料及消耗品	3,755,518	3,111,569
僱員福利開支	733,638	534,298
折舊、攤銷及減值支出	270,542	320,263
運輸開支	273,814	208,110
廣告費用	255,050	248,040
公共設施	313,096	255,340
其他開支	1,797,443	1,635,164
銷售、分銷成本及行政支出總額	7,266,077	6,229,946

18. 財務費用

	截至6月30日止六個月	
	2008年 *人民幣千元* （未經審計）	2007年 *人民幣千元* （未經審計）
借款的利息	44,559	20,825
外匯交易收益淨額	(22,448)	(9,409)
	22,111	11,416

19. 稅項

(a) 所得稅支出

	截至6月30日止六個月	
	2008年 *人民幣千元* （未經審計）	2007年 *人民幣千元* （未經審計） （經重列）
當期所得稅		
— 香港利得稅*(i)*	3,098	3,773
— 中國企業所得稅*(ii)*	185,607	226,455
遞延所得稅	1,824	(62)
	190,529	230,166

(i) 香港利得稅

香港利得稅乃根據本年度估計應課稅盈利依稅率16.5%（2007年：17.5%）作出準備。

19. 稅項(續)

(a) 所得稅支出(續)

(ii) 中國企業所得稅(「企業所得稅」)

企業所得稅乃按中國有關規例計算的本年度估計應課稅所得作出準備，所有可以享受到的退稅及減免稅務優惠已考慮在內。

採納中國企業所得稅法：

中國企業所得稅法(「企業所得稅法」)自2008年1月1日起生效。本集團內實體適用的所得稅率自2008年1月1日起為25%。依據國發[2007]39號《國務院關於實施企業所得稅過渡優惠政策的通知》，自2008年1月1日起，原享受低稅率優惠政策的若干企業，在2008年1月1日後5年內逐步增加到法定稅率25%；原應用24%企業所得稅稅率的實體從2008年1月1日起調整為25%。該稅率變動影響已反映於2007年12月31日遞延稅項資產／負債的釐定中。

原享受企業所得稅「兩免三減半」等定期減免稅優惠的企業，於2008年及以後繼續享受至期滿為止，但因未獲利而尚未享受免稅期的實體，其免稅期從2008年度起計算。

本集團享有的稅務優惠及免稅期：

廈門公司、松江公司、長沙公司、榆林公司、五星公司、三環公司、福州公司及南寧公司均被確認為外商投資企業，故可享受經抵銷過往年度稅務虧損後，由首個獲利年度起計兩免三減半繳交企業所得稅。2008年為廈門公司第五個獲利年度、松江公司第三個獲利年度及長沙公司與福州公司第二個獲利年度。因未獲利而尚未開始享有免稅期的其他子公司的免稅期則被視為自2008年起開始。因此，廈門公司按經扣減稅率9%就企業所得稅及松江公司按經扣減稅率12.5%就企業所得稅支出作出準備，而長沙公司、福州公司及上述其他子公司則獲豁免本年度所得稅。

華南營銷公司、華南控股公司、深朝日及東南營銷公司因分別於中國深圳及廈門經濟特區成立及營運，故於2008年按經扣減稅率18%繳納企業所得稅。

本集團內其他於中國成立及營運的子公司的本年度應納稅所得額按標準稅率25%繳納企業所得稅。

本公司於過往年度享有的稅務優惠及免稅期：

根據中國國家稅務總局(「國家稅務總局」)在1994年4月18日發出的批文，自本公司成立日起及在有關法規有其他改動之前，本公司賺取的淨利潤按15%的稅率繳納企業所得稅。本公司亦於1997年3月23日接獲青島市財政局確認，延長該次稅務優惠，直至另行通知。

於2007年7月5日，本公司獲悉國家稅務總局於2007年6月就向九間於1993年在香港聯合交易所有限公司上市之國有企業(包括本公司)授出之稅收優惠發出通知(「該通知」)。根據該通知，相關當地稅務機關須立即更正本公司所採納之已屆滿稅務優惠，並根據中國稅收徵收管理法所頒佈的適用規則及規定就因其所產生於過往年度所徵收之所得稅差異採取適當行動。

19. 稅項(續)

(a) 所得稅支出(續)

(ii) 中國企業所得稅(「企業所得稅」)(續)

於2008年4月15日，本公司獲地方主管稅務部門通知，截至2007年12月31日止年度的適用企業所得稅稅率由15%調整至33%，而當年度的本公司中國企業所得稅於財務報表按33%作出準備。本公司尚未獲任何稅務機關知會過往年度金額。董事認為最終結果無法可靠估計，故並未於財務報表就過往年度潛在企業所得稅負債作出準備。

截至2007年6月30日止六個月的企業所得稅支出已經重列及增加約人民幣78,914,000元，以反映上述適用企業所得稅稅率變動。

(b) 增值稅(「增值稅」)

根據《中華人民共和國增值稅暫行條例》(「增值稅條例」)，本集團按有形貨品本地銷售價值的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法、退稅率為13%。購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅，以達致應付予中國政府的增值稅款項淨額。

(c) 消費稅

本集團進行之啤酒生產、委託生產及啤酒產品進口活動均須繳納中國消費稅。每噸出廠後啤酒價格(含包裝物及包裝物押金)在人民幣3,000元及以上的，單位消費稅額為每噸人民幣250元。所有其他在該價格以下的啤酒銷售，仍按每噸人民幣220元繳納消費稅。

20. 每股盈利 — 基本及攤薄

每股盈利按本公司權益持有人應佔盈利除以年內已發行普通股數目計算。

	截至6月30日止六個月	
	2008年 (未經審計)	2007年 (未經審計)
本公司股東應佔盈利*(人民幣千元)*	**381,128**	268,659
已發行普通股數目*(千股)*	**1,308,219**	1,308,219
每股基本盈利*(每股人民幣)*	**0.291**	0.205

於2008年及2007年6月30日，由於並無可攤薄的潛在普通股，因此每股攤薄盈利與2008年及2007年的每股基本盈利相同。

期內，本公司曾發行附帶認股權證認購權的可轉換債券。儘管因債券持有人行使認股權證認購權而或然可發行的本公司股份可能於日後攤薄每股基本盈利，惟該等權利的行使價高於本公司股份於2008年6月30日的價格，故於計算本期間每股攤薄盈利時並無包括在內。

21. 股息

期內，2007年之末期股息達人民幣287,808,000元(每股股息：人民幣0.22元)已於2008年6月10日舉行之股東年會上批准。董事會不建議派發本期間之中期股息(2007年6月30日：無)。

22. 或有事項

(a) 根據中國國務院及青島市政府於1998年頒佈有關住房制度改革的政策，本公司取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於2008年12月31日，本集團仍未完成該等計劃的制訂，而本集團亦未向職工宣佈任何有關住房分配貨幣化補貼的計劃。經取得相關法律意見後，本公司董事會認為，於2008年6月30日，本集團毋須亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為任何潛在負債作出撥備。

(b) 誠如附註19所述，董事認為因取消以往稅收優惠而可能產生2007年前所得稅負債無法可靠估計，故並無作出準備。

(c) 於2008年6月30日，本集團已就本集團一間聯營公司之銀行借款提供人民幣22,000,000元的擔保。

23. 承諾事項

(a) 資本性及其他承諾

本集團及本公司的承諾主要與建築固定資產、收購子公司及其他經營活動相關，且已簽署合約但未於財務報表內作出計提。詳情如下：

	於	
	2008年 6月30日 *人民幣千元* (未經審計)	2007年 12月31日 *人民幣千元*
	1,098,581	1,853,617

附註： 該等承擔主要與興建新酒廠、提高產能以及購買原材料有關。

(b) 經營租賃及其他承諾

於2008年6月30日，本集團根據不可撤銷之土地及房屋建築物的經營租賃之未來最低租賃款項總額及與經營業務相關之其他承諾如下：

	於	
	2008年 6月30日 *人民幣千元* (未經審計)	2007年 12月31日 *人民幣千元*
1年內	**1,069**	23

24. 與關聯企業的交易

當企業能直接或間接地對另一企業的財務及經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於本半年度與關聯企業的主要交易如下：

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
	(未經審計)	(未經審計)
向關聯企業購貨		
— 聯營公司	**12**	892
向關聯企業銷售商品		
— 聯營公司	**169,510**	107,993
向本集團提供建設服務		
— 青島啤酒工程有限公司	**—**	2,251
向本集團提供物流服務(包括代表支付)		
— 聯營公司	**174,628**	132,345
為本集團聯營公司提供擔保		
— 青島啤酒朝日飲品有限公司	**22,000**	15,000
支付利息		
— 青啤集團公司	**2,476**	1,780
購買子公司少數股東權益自		
— 青啤集團公司	**20,600**	—

以上與關聯企業之交易均按本集團與關聯企業議定的條件進行。

(b) 於2008年6月30日，本集團與關聯企業的重大往來賬期末餘額如下：

	2008年 6月30日 ***人民幣千元*** **(未經審計)**	2007年 12月31日 *人民幣千元*
包括於：		
應收賬款及其他長期資產賬目		
— 聯營公司	**10,744**	30,413
保證金、預付賬款及其他應收款		
— 聯營公司	**164**	969
— 其他關聯企業	**10,305**	10,315
其他應付及長期應付款		
— 安海斯 — 布希公司(「A-B公司」)*(i)*	**102,887**	109,569
— 聯營公司	**24,875**	18,088
— 其他關聯企業	**17,333**	31,657
銷售按金		
— 聯營公司	**5,832**	6,156
短期貸款		
— 青啤集團公司	**82,000**	70,000

除以下(i)項及(ii)項所述者及除短期借款外，本集團與關聯企業的往來賬餘額均無擔保、不計利息，亦無固定還款期。

(i) 於2008年6月30日，本公司透過與中國多間銀行訂立的委托貸款安排向多間子公司提供墊付及借款約人民幣2,082,469,000元(2007年12月31日：人民幣2,704,878,000元)。

(ii) 於2003年10月，本公司的子公司香港公司與安海斯 — 布希公司(「A-B公司」)簽定一份借款協議。根據該協議，香港公司自A-B公司借款美金15,000,000元(折合約為人民幣102,887,000元)(「借款」)。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該貸款之償還作擔保。

(c) **主要管理人員薪酬**

	截至6月30日止六個月	
	2008年 ***人民幣千元*** **(未經審計)**	2007年 *人民幣千元* (未經審計)
基本薪金、津貼及非現金利益	**3,330**	1,704
退休金供款	**177**	140
	3,507	1,844

合共18位主要管理人員為有權力及負責對本集團經營活動進行計劃、指導及控制之人士，包括董事及其他高級管理人員。

中國會計準則與香港財務報告準則差異調節表

本集團根據《中國企業會計準則2006》及有關法規(「中國會計準則」),為本公司的A股股東編製了一套截至2008年6月30日止期間的財務資料。

由於中國會計準則與香港財務報告準則的不同,導致按兩種準則分別編製的本集團的資產、負債及淨利潤有所差別。中國會計準則與香港財務報告準則的主要差別的財務影響於下表概述及說明:

對於綜合淨資產的影響:

	於	
	2008年 6月30日 (未經審計)	2007年 12月31日
按中國會計準則計算的淨資產	**5,793,444**	5,509,185
按香港財務報告準則所作的調整:	—	—
按香港財務報告準則計算財務報表所載的本公司股東應佔淨資產	**5,793,444**	5,509,185

對於綜合淨利潤的影響:

	截至6月30日止六個月	
	2008年 (未經審計)	2007年 (未經審計)
按中國會計準則計算的淨利潤	**381,128**	287,892
按香港財務報告準則所作的調整:		
因按中國會計準則及香港財務報告準則對資產估值採用不同的會計處理方法須多提的折舊支出	—	(18,434)
其他	—	(799)
按香港財務報告準則計算的本公司股東應佔盈利	**381,128**	268,659

(一) 上半年經營情況回顧

2008年上半年，由於受到國內從緊的貨幣政策和自然災害以及原材料成本居高不下等不利因素的影響，全國啤酒行業實現銷量1,964.8萬千升，同比僅增長5.6%(數據來源：國家统計局)，低於去年同期16.2%的增長水平。報告期內，公司累計實現啤酒銷售量268.6萬千升，同比增長5%；按照香港財務報告準則計算，實現銷售收入77.91億元人民幣，同比增長15.6%；實現股東應佔盈利3.81億元人民幣，同比增長41.9%。

面對市場增長速度放緩，以及啤酒生產原材料、包裝物、人工、能源等價格上漲不利因素的影響，公司積極通過深化組織變革、調整部分產品售價、優化產品結構、調整生產工藝和應用新材料等措施，一定程度上有效緩解了成本上升的壓力，使上半年公司主要經濟指標實現了持續穩定增長。報告期內，公司品牌整合取得顯著進展，前四大品牌(青島、山水、嶗山、漢斯)銷量達到248萬千升，佔公司總銷量的92.4%，同比增長30%；其中，青島啤酒主品牌實現銷量111萬千升，同比增長22%；純生、小瓶酒和聽裝高檔產品分別較去年同期增長21.8%、30.2%和19.3%。上半年，公司千升酒收入較去年同期提高10%，產品毛利率較去年同期增加0.7個百分點。

2008年，公司奧運營銷活動的主題是「釋放激情」，針對北京奧運會帶來的市場機遇，公司今年加大了市場推廣及銷售的力度。為此，公司相繼策劃並實施了「奧運大篷車全國奧運行」、「青島啤酒奧運激情體驗中心」、「青島啤酒 — CCTV傾國傾城」、「青島啤酒•我是冠軍」等活動，以奧運營銷活動為載體，推進「三位一體」營銷策略的實施，繼續擴大青島啤酒的品牌影響力，提高產品銷售和優化產品結構。

(二) 公司主營業務及其經營狀況分析

1、 主營業務分地區情況

單位：人民幣千元

地區	銷售額	營業收入比上年增減 *(%)*
青島	3,580,185	29.71
山東(不含青島)	1,184,277	10.30
華北	1,585,849	5.39
華南	2,495,378	25.30
出口銷售	171,513	3.59
合計	9,017,202	20.30
減：各地區分部間抵銷金額	1,226,535	62.20
合併	7,790,667	15.60

本集團主營業務主要是啤酒生產及銷售。

2、 銷售成本

2008年上半年本集團銷售成本為52.93億元人民幣，同比增長14.5%。主要為銷售規模的擴大以及原材料的價格上漲所致。

3、期間費用

(1) 2008年上半年本集團銷售費用為16.11億元人民幣，同比增長20.5%。主要為報告期內增加了奧運營銷及品牌推廣等廣告性支出和提高了市場投入。

(2) 2008年上半年本集團行政支出為3.62億元人民幣，同比上升33.7%。主要為上年同期根據中國新會計準則的要求，衝回以前年度結餘福利費約0.46億元人民幣；扣除上述因素的影響後，本報告期發生的行政支出比上年同期上升0.45億元人民幣，主要為增加管理人員的薪酬支出0.33億元人民幣，上交土地使用税等税費增加0.16億元人民幣所致。

(3) 2008年上半年本集團財務費用為2,211萬元人民幣，同比上升93.7%。主要是由於本集團於2008年4月發行分離交易可轉債增加利息費用1,771萬元人民幣所致。

4、其他利得

2008年上半年本集團其他利得為7,788萬元人民幣，同比增長63.9%。主要為報告期內子公司獲取的政府補貼收入增加所致。

5、所得税

2008年上半年本集團所得税為1.91億元人民幣，同比下降17.2%。主要為母公司本期執行25%的所得税税率，低於去年同期33%税率所致。

由於2007年度母公司執行的所得税税率由15%改為33%，因此上年同期淨利潤為按33%税率計算的調整後的數據。

2007年度所得税税率變動對所得税費用的影響：

單位：人民幣千元

項目	一季度	二季度	三季度	四季度	合計
應交税金	45,050	33,690	61,960	34,510	175,210
遞延所得税資產	2,240	(2,070)	(8,410)	8,240	—
影響所得税費用增加額	**47,290**	**31,620**	**53,550**	**42,750**	**175,210**

6、資產負債構成情況說明

(1) 貨幣資金

2008年上半年期末本集團貨幣資金為27.77億元人民幣，較期初增長108.0%。主要為公司於本期發行分離交易可轉債募集15億元人民幣資金形成。

(2) 存貨

2008年上半年期末本集團存貨為26.90億元人民幣，較期初增長23.0%。主要為公司增加原材物料的儲備所致。

(3) 應付債券

2008年上半年期末本集團較期初新增確認應付債券為11.01億元人民幣。主要為公司於本期發行分離交易可轉債所致。

(4) 遞延所得稅負債

2008年上半年期末本集團遞延所得稅負債為1.15億元人民幣，較期初增長575.3%。主要為公司於本期發行分離交易可轉債確認遞延所得稅負債1.00億元人民幣所致。

(5) 銀行借款

2008年上半年期末本集團銀行借款共為9.23億元人民幣，其中短期借款8.30億元人民幣，長期借款9,298.6萬元人民幣。長期借款中：1年內194.1萬元人民幣，1至2年229.3萬元人民幣，2至5年7,787.9萬元人民幣，超過5年1,087.3萬元人民幣。

2008年上半年期末本集團銀行借款按借款幣種分為人民幣借款48,589.3萬元人民幣，港幣借款7,236.7萬元人民幣，美元借款34,295.5萬元人民幣，歐元借款1,446.6萬元人民幣，丹麥克郎借款751.9萬元人民幣。

本集團的所有借款均受市場利率變動的影響，但丹麥克郎及歐元的借款為免息。人民幣、港幣及美元的借款於結算日的有效年利率分別為5.28%、3.06%及4.41%。

7、 現金流量情況分析

(1) 2008年上半年本集團經營活動產生現金流量淨額為7.65億元人民幣，比去年同期13.81億元人民幣減少6.16億元人民幣，同比降幅44.6%。主要是報告期內產銷規模增長、增加原材料儲備，以及奧運營銷及品牌推廣、運輸費等支出增加所致。

(2) 2008年上半年本集團投資活動產生現金流量淨額為-5.86億元人民幣，比去年同期-3.67億元人民幣減少2.19億元人民幣。主要是收購青島啤酒西安漢斯集團有限公司等子公司少數股東股權以及子公司改擴建、政策性搬遷增加購買長期資產所致。

(3) 2008年上半年本集團籌資活動產生現金流量淨額為12.72億元人民幣，比去年同期0.36億元人民幣增加12.36億元人民幣。主要為公司於本期發行分離交易可轉債所致。

8、 投資

2008年上半年本公司對子公司增加投資明細如下：

(1) 對全資子公司青島啤酒（濟南）有限公司增資3.6億元人民幣，使其註冊資本達到5.6億元人民幣。

(2) 對全資子公司青島啤酒（成都）有限公司增資0.5億元人民幣，使其註冊資本達到2.0億元人民幣。

(3) 對子公司青島啤酒第三有限公司增資2.2億元人民幣，使其註冊資本達到2.3億元人民幣。

(4) 對子公司青島啤酒（徐州）彭城有限公司增資2.4億元人民幣，使其註冊資本達到2.45億元人民幣。

(5) 對子公司青島啤酒（日照）有限公司增資2.8億元人民幣，使其註冊資本達到2.9億元人民幣。工商登記變更手續於2008年7月完成。

(6) 本公司收購西安工業資產經營有限公司持有的青島啤酒西安漢斯集團有限公司23.9%股權，收購價格為1.71億元人民幣。工商登記變更手續於2008年1月25日完成。變更後，青島啤酒西安漢斯集團有限公司成為本公司全資子公司。

9、債務資本率

本集團二零零八年六月三十日的債務資本率為17.1%(二零零七年六月三十日:1.9%)。債務資本率的計算方法為:長期借款總額/(長期借款總額+歸屬於母公司股東權益)。

10、資產抵押

於二零零八年六月三十日,本集團銀行抵押借款1,500萬元人民幣是由淨值約為3,468萬元人民幣的機器設備作為抵押物(二零零七年十二月三十一日:銀行抵押借款2,000萬元人民幣是由淨值約為3,700萬元人民幣的機器設備以及1,040萬元人民幣的原材料作為抵押物)。

11、匯率波動風險

由於本集團目前用於主品牌生產的原材料大麥主要依賴進口,因此匯率的變動將會間接影響本集團的原材料價格,從而對本集團的盈利能力產生一定影響。

由於人民幣匯率的不斷上漲,對本集團的出口業務也將產生一定的負面影響。

12、或有負債

(1) 根據國務院及青島市政府於1998年頒布有關住房制度改革的政策,取消了原有福利性實物分房政策,以住房分配貨幣化補貼形式補償符合資格的職工的住房福利。於2008年6月30日,本集團及本公司仍未完成該計劃的制訂,而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經咨詢律師意見後,本公司董事認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

(2) 如綜合財務報表附註19所述,本集團仍有與以往年度有關的潛在所得稅風險事項尚未處理。本公司董事認為不能可靠估計其影響,因此,本財務報表中並未針對可能產生的以前年度所得稅差異提取準備。

(3) 截至2008年6月30日止,本公司之子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司的22,000,000元人民幣銀行借款提供了保證,借款期限自2007年7月16日至2008年7月15日止。

13、員工情況

截至報告期末,本公司(包括下屬子公司)員工共計29921人。本公司薪酬制度是根據「以崗定薪」、「以績定獎」的原則制定,薪酬定位與市場接軌,參照市場水準設定合理的薪酬區間,實行寬幅管理,依據國家相關法規要求向員工提供相應的福利制度,關注員工個人成長。公司重視員工教育培訓,加強教育培訓體系的建立,根據公司需要有針對性地開展適用、有效的培訓計劃。培訓包括提升管理人員綜合管理水準,提高員工崗位業務技能,以及提供專業技術人員的繼續教育等。2008年上半年累計參加培訓人數達6191人次。

截至2008年6月30日止,本公司未有為本公司員工設立有關公司僱員的認股權計劃。

(三) 下半年業務展望

公司董事會根據當前國內外宏觀經濟環境及國內啤酒行業變化趨勢等因素,將公司2008年的經營目標調整為銷量增長高於同期國內啤酒行業增長率2個百分點以上。下半年,面對更為嚴峻的成本上漲壓力,公司將採繼續取積極措施,應對日趨複雜的市場競爭環境,一方面,利用發行分離交易可轉債的募集資金所形成新的產能,繼續以奧運營銷為主線,全力開拓市場,擴大市場銷量;另一方面,進一步提升一體化運營和專業化職能管理能力,保持公司的長期可持續發展。

1、 股息

根據本公司章程規定，本公司將不會就截至2008年6月30日止的6個月派發中期股息。

2、 報告期內，本公司並無涉及新發生的任何重大訴訟、仲裁事項。

本公司於2007年度報告中披露的三九企業集團起訴要求本公司、青島啤酒(徐州)彭城有限公司、徐州市財政局及徐州市輕工資產經營公司連帶清償其本金及利息共計約1,214萬元人民幣的借款合同糾紛一案，已於2008年4月29日由徐州市中級人民法院做出一審判決，駁回原告三九企業集團的全部訴訟請求。

3、 本公司通過西安產權交易中心公開交易的方式受讓西安工業資產經營有限公司(「工業公司」)所持有的青島啤酒西安漢斯集團有限公司(「青啤漢斯」)23.9%股權。根據公開掛牌結果，本公司以17,100萬元人民幣的價格受讓該等股權，並於2007年12月28日與工業公司簽訂股權轉讓協議。公司董事會(包括獨立董事)認為，本次交易符合公司的發展戰略，有利於公司加強對青啤漢斯的集中管理，繼續推進西北市場的組織架構和品牌整合力度。收購價格以評估機構評估的青啤漢斯淨資產值為依據，並考慮了青啤漢斯的經營狀況和盈利能力，本次交易定價屬公平合理，並符合公司及其股東的整體利益。有關交易的詳情請見公司於2008年1月4日刊載於《中國證券報》、《上海證券報》、《證券時報》及上市地交易所網站的公告。2008年1月25日，上述股權轉讓事項在西安市工商局辦理完畢變更登記手續，青啤漢斯成為本公司全資附屬公司。

4、 2008年5月26日，本公司與青島啤酒集團有限公司(「集團公司」)訂立股權轉讓協議，本公司通過青島產權交易所公開交易的方式受讓集團公司所持有的22間本公司控股子公司的少數股權，本次股權轉讓交易的總代價為7,694萬元人民幣。其作價參考了兩家中國境內獨立的資產評估機構於2007年3月31日就目標公司作出的淨資產值估值以及截至2007年9月30日止六個月目標公司的淨利潤或虧損而釐定，於協議經青島產權交易所批准生效後的5個工作日內，本公司需向集團公司在青島產權交易所的指定賬戶支付收購股權之對價。公司董事會(包括獨立董事)認為，本次交易符合公司的發展戰略，有利於公司加強對子公司的集中管理，減少關聯交易。收購價格以子公司的淨資產評估值為依據，並考慮了子公司的經營狀況和盈利能力，本次交易定價屬公平合理，並符合公司及其股東的整體利益。有關交易的詳情請見公司於2008年5月27日刊載於上市地交易所網站之公告。

5、 根據本公司與集團公司簽訂的《委託經營管理協議》及其補充協議，報告期內本公司繼續對集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受託管理，並將揚州公司納入財務報表合併範圍。除此之外公司並無其它託管事項。

6、 本公司控股子公司 — 青島啤酒第五有限公司為其聯營公司(持股40%) — 青島青啤朝日飲品有限公司向交通銀行股份有限公司青島分行市北一支行申請的最高額為2,200萬元人民幣的授信業務提供連帶責任保證。除此，報告期內，本公司對外擔保均系為附屬公司銀行貸款以及往來借款提供的擔保，並經董事會批准。

7、 經中國證券監督管理委員會核准，公司於2008年4月2日在上海證券交易所向符合條件的A股投資者發行了價值15億元人民幣(「募集資金」)、期限為6年的認股權和債券分離交易的可轉換公司債券(「分離交易可轉債」)，分離後的債券與認股權證經上海證券交易所核准，於4月18日分別在上海證券交易所上市交易。

公司債券每張面值100元，票面利率為0.8%，每年付息一次，到期一次性還本。分離交易可轉債所附的認股權證共計1.05億份，行權價格為人民幣28.06元／股，每2份認股權證代表1股公司發行的A股股票的認購權利，行權期為2009年10月13日至10月19日中的交易日(行權期間權證停止交易)。

報告期內，本公司已累計使用募集資金人民幣11.5億元，尚未使用募集資金人民幣3.5億元。尚未使用的募集資金存儲於公司指定募集資金銀行存儲帳戶。

8、 根據2008年4月本公司接獲的青島市稅務機關的通知，2007年度本公司適用企業所得稅稅率按33%執行(之前本公司適用的所得稅稅率為15%)。截止本報告披露之日，對於2007之前年度的所得稅如何處理，稅務機關尚未有定論。若有進一步信息，本公司將及時做出公告。按照2008年1月1日起施行的新的《企業所得稅法》，2008年度本公司適用所得稅稅率為25%。

9、 公司於2008年6月10日召開2007年度股東大會，選舉產生第六屆董事會成員，其中：金志國先生、王帆先生、孫明波先生、劉英弟先生、孫玉國先生為執行董事，Mr. Stephen J. Burrows、Mr. Mark F. Schumm為非執行董事，付洋先生、李燕女士、潘昭國先生、王樹文女士為獨立董事；選舉產生第六屆監事會股東代表監事為：杜常功先生、劉清遠先生、鍾明山先生、鄭曉凡女士。另外，滕安功先生、曹向東先生、薛超山先生被公司職工代表大會推選為職工代表監事，與上述股東代表監事共同組成本公司第六屆監事會。上述董事、監事自獲選之日起任期三年。

同日召開的公司第六屆董事會第一次會議選舉金志國先生為公司董事長，王帆先生、Mr. Stephen J. Burrows為副董事長、同日召開的公司第六屆監事會第一次會議選舉杜常功先生為監事會主席。自當選之日起任期三年。

公司第六屆董事會第一次會議聘任孫明波先生為公司總裁，聘任嚴旭女士為本公司副總裁兼營銷中心總裁、樊偉先生為本公司副總裁兼製造中心總裁；姜宏女士、孫玉國先生、張安文先生為本公司副總裁、董建軍先生為本公司總釀酒師、于嘉平先生為製造中心副總裁、楊華江先生為營銷中心副總裁；上述高級管理人員自本屆董事會聘任之日起任期三年。聘任張學舉先生為公司董事會秘書，張瑞祥先生為證券事務代表，自本屆董事會聘任之日起任期三年。

購回、出售或贖回公司上市證券

報告期內，本公司及其任何附屬公司概無購入、出售或贖回本公司任何上市證券。

股本變動及主要股東持股情況

1、股份變動情況

報告期內，公司股份總數及股本結構未發生變化。

2、主要股東持股情況

於2008年6月30日，本公司的股東總數為50,850戶。本公司根據公開資料，以及據本公司董事所知，本公司已按照《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)的規定，維持已發行股本中超過25%的足夠公眾持股量。

(1) 前十名股東持股情況

股東名稱	報告期內增減	持股總數	持股比例 (%)	股份種類
青島啤酒集團有限公司 (「青啤集團」)	0	399,820,000	30.56	有限售條件A股
HKSCC NOMINEES LIMITED	-26,000	298,230,072	22.80	H股
A-B JADE HONG KONG HOLDING COMPANY LIMITED (「A-B香港」)	0	261,643,836	20.00	H股
LAW DEBENTURE TRUST (ASIA) LIMITED (「受託人」)	0	91,575,342	7.00	H股
中國建銀投資有限責任公司		17,574,505	1.34	有限售條件A股
大成藍籌穩健證券投資基金		12,529,000	0.96	A股
全國社保基金一零八組合		12,500,000	0.96	A股
興業趨勢投資混合型證券投資基金		11,654,478	0.89	A股
全國社保基金一零二組合		10,099,943	0.77	A股
興業全球視野股票型證券投資基金		8,052,408	0.62	A股

(2) 前十名無限售條件股東持股情況

股東名稱	持有無限售條件股份數量	股份種類
HKSCC NOMINEES LIMITED	298,230,072	H股
A-B JADE HONG KONG HOLDING COMPANY LIMITED	261,643,836	H股
LAW DEBENTURE TRUST (ASIA) LIMITED	91,575,342	H股
大成藍籌穩健證券投資基金	12,529,000	A股
全國社保基金一零八組合	12,500,000	A股
興業趨勢投資混合型證券投資基金	11,654,478	A股
全國社保基金一零二組合	10,099,943	A股
興業全球視野股票型證券投資基金	8,052,408	A股
博時主題行業股票證券投資基金	7,759,901	A股
銀華核心價值優選股票型證券投資基金	5,816,161	A股

上述股東關聯關係或一致行動關係的說明：A-B公司透過其全資擁有的附屬公司A-B香港持有261,643,836股H股股份。受託人按照委託表決安排持有91,575,342股H股股份，並按青啤集團的書面指示行使該等股份的表決權，而歸屬於該股份的經濟利益，包括股息、利益分派及款額支付均按A-B公司指示處理。

除此以外，本公司並不知曉前十名股東之間是否存在其他關聯關係或屬於一致行動人。

註：HKSCC Nominees Limited（香港中央結算（代理人）有限公司）持有的H股乃代表多個客戶所持有。

(3) H股主要股東

於2008年6月30日，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉是根據《證券及期貨條例》(香港法例第571章)(「《證券及期貨條例》」)第336條而備存的登記冊所載錄者：

名稱	性質	股份類別	持股身份	*註釋*	股份／相關股份的數目	佔全部已發行股本之百分比	佔全部H股之百分比
青島市人民政府國有資產監督管理委員會(「青島市國資委」)	好倉	A股	法團權益	1	399,820,000 A股	30.56%	不適用
	好倉	H股	第317條協議	1, 2	353,219,178 H股	27.00%	53.92%
A-B公司	好倉	H股	法團權益／信託受益人	1, 2	353,219,178 H股	27.00%	53.92%
	好倉	A股	第317條協議	1	399,820,000 A股	30.56%	不適用
JPMorgan Chase & Co.	好倉	H股	受控制法團權益／實益擁有人／投資經理／	3	52,300,007 H股	4.00%	7.98%
	可供借出股份中的權益	H股	保管人		29,413,837 H股	2.25%	4.49%
	淡倉	H股	實益擁有人		1,406,000 H股	0.11%	0.21%

註釋：

(1) 青島市國資委與A-B公司於2002年10月21日簽訂的承諾協議(「承諾協議」)，構成《證券及期貨條例》項下第317條所指的協定。就披露責任而言，第317條適用的任何協議的每一方，均須視為擁有任何其他一方在該協議之外擁有的任何股份權益。根據青島市國資委、A-B公司及青啤集團於2007年4月19日簽訂的《關於2002年10月21日簽訂之承諾協議之合同變更協議》，青島市國資委在承諾協議項下之所有權益及義務由其全資子公司 — 青啤集團取代。青島市國資委持有的上述A股股份亦於2007年4月4日劃轉予青啤集團，有關股權劃轉的詳情請見本公司於2007年2月6日、3月27日和4月11日在國內及香港刊登之公告。

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別透過其全資附屬公司持有。當中91,575,342股H股按《受託表決協定》配發予表決受託人。

(3) JPMorgan Chase & Co.被視為享有權益的股份是分別透過多家中間控股公司持有。

(4) 公司主要股東新近的披露權益申報，請參閱香港交易及結算所有限公司(「香港交易所」)網站(www.hkex.com.hk)有關「披露權益」的部份。

董事、監事及最高行政人員持股情況

本公司的董事、監事及最高行政人員持有本公司股份於報告期內概無變動。於2008年6月30日，孫明波先生持有本公司股份1,840股、劉英弟先生持有本公司股份5,894股，樊偉先生持有本公司股份3,476股、董建軍先生持有本公司股份92股，張學舉先生持有本公司股份1,179股，曹向東先生持有本公司股份2,358股。上述人員所持有股份均為A股流通股。

除上述所披露外，於2008年6月30日，本公司的董事、監事、最高行政人員及彼等的聯繫人概無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》(「《標準守則》」)而須通知本公司及香港聯合交易所有限公司。

本公司及附屬公司於報告期內概無訂立任何安排，致使本公司任何董事、監事及最高行政人員通過購買本公司的股份而獲利。

本公司的董事及監事最新的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部分。

《標準守則》

本公司已以《標準守則》以及本公司制訂的《公司董事、監事及高級管理人員所持本公司股份及其變動的管理規則》作為董事進行證券交易的行為守則和規範。本公司已向所有董事作出特定查詢，彼等亦確認於報告期內之所有適用時期，均遵守《標準守則》及其行為守則和規範所規定有關董事的證券交易的標準。

遵守《企業管治常規守則》

本公司重視公司治理，提高公司治理的透明度，按照監管機構對公司治理的要求，不斷完善公司內控、實現規範高效的公司運作，確保股東可以從完善的企業治理中獲得回報。報告期內，本公司已遵守了《上市規則》附錄十四載列的《企業管治常規守則》之守則條文。

未經審計的中期報告之審閱

本公司董事會之審計與財務委員會已審閱本公司未經審計之2008年中期報告。

承董事會命
董事長
金志國

中華人民共和國•青島
2008年8月19日

公司資料

1.	公司法定名稱：	青島啤酒股份有限公司
	英文名稱：	Tsingtao Brewery Company Limited
2.	公司股票上市地：	
	A股：	上海證券交易所
	簡稱：	青島啤酒　　A股代碼：600600
	H股：	香港聯合交易所
	簡稱：	青島啤酒　　H股代碼：00168
	權證：	上海證券交易所
	簡稱：	青啤CWB1　　權證代碼：580021
	公司債券：	上海證券交易所
	簡稱：	08青啤債　　債券代碼：126013
3.	註冊地址：	中華人民共和國山東省青島市登州路56號
	辦公地址：	中華人民共和國山東省青島市香港中路五四廣場青啤大廈
	郵政編碼：	266071
	互聯網址：	www.tsingtao.com.cn
	電子信箱：	info@tsingtao.com.cn
4.	法定代表人：	金志國
5.	董事會秘書：	張學舉
	證券事務代表：	張瑞祥
	電話：	86-532-85713831
	傳真：	86-532-85713240
	E-mail：	secretary@tsingtao.com.cn
6.	信息披露報紙：	《中國證券報》、《上海證券報》
	中期報告登載互聯網網址：	www.sse.com.cn www.hkex.com.hk
	公司半年度報告備置地點：	公司股權管理總部

CONTENTS

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2008

	Note	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**5,799,431**	5,608,946
Leasehold land and land use rights	5	**806,142**	717,172
Prepayment for land use rights		**17,442**	17,442
Intangible assets	7	**235,110**	237,269
Interest in associates		**29,069**	27,882
Deferred income tax assets		**175,429**	174,783
Available-for-sale financial assets		**12,634**	20,223
Other long-term assets		**18,540**	11,120
Total non-current assets		**7,093,797**	6,814,837
Current assets			
Inventories	8	**2,690,263**	2,187,254
Trade receivables	9	**99,372**	94,199
Bills receivable		**10,853**	37,294
Deposits, prepayments and other receivables		**994,229**	1,076,742
Pledged bank deposits		**18,567**	20,266
Cash and cash equivalents		**2,757,948**	1,314,643
Total current assets		**6,571,232**	4,730,398
Total assets		**13,665,029**	11,545,235
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital	10	**1,308,219**	1,308,219
Other reserves	11	**3,823,800**	3,632,861
Retained earnings			
— Proposed final dividend		**—**	287,808
— Others		**661,425**	280,297
		5,793,444	5,509,185
Minority interests		**370,773**	479,150
Total equity		**6,164,217**	5,988,335
LIABILITIES			
Non-current liabilities			
Borrowings and loans	12	**1,198,121**	96,580
Deferred income tax liabilities		**115,033**	17,035
Deferred government grants		**63,840**	76,275
Other financial liabilities		**41,130**	28,286
Total non-current liabilities		**1,418,124**	218,176

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Cont'd)

AS AT 30 JUNE 2008

	Note	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000
Current liabilities			
Derivative financial instruments	13	20,300	22,801
Trade payables	14	1,310,882	1,080,803
Bills payable	15	195,796	207,268
Accruals and other payables		2,797,118	2,172,297
Advance from customers		257,266	482,882
Income taxes payable		251,745	279,227
Loan due to a shareholder		102,887	109,569
Dividends payable	21	311,333	—
Borrowings and loans	12	835,361	983,877
Total current liabilities		6,082,688	5,338,724
Total liabilities		7,500,812	5,556,900
Total equity and liabilities		13,665,029	11,545,235
Net current assets/(liabilities)		488,544	(608,326)
Total assets less current liabilities		7,582,341	6,206,511

The notes on pages 7 to 27 form an integral part of this condensed interim financial information.

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2008

		Six months ended 30 June	
	Note	**2008** ***RMB'000*** **(Unaudited)**	2007 *RMB'000* (Unaudited) (Restated)
Sales	*4*	**7,790,667**	6,739,438
Cost of goods sold	*17*	**(5,293,239)**	(4,622,857)
Gross profit		**2,497,428**	2,116,581
Other gains (net)	*16*	**77,879**	47,520
Selling and marketing costs	*17*	**(1,610,684)**	(1,336,273)
Administrative expenses	*17*	**(362,154)**	(270,816)
Other operating gains/(losses)		**15,117**	(11,808)
Operating profit		**617,586**	545,204
Finance expenses	*18*	**(22,111)**	(11,416)
Share of profits of associates		**609**	404
Profit before income tax		**596,084**	534,192
Income tax expense	*19*	**(190,529)**	(230,166)
Profit for the period		**405,555**	304,026
Attributable to:			
— Shareholders of the Company		**381,128**	268,659
— Minority interests		**24,427**	35,367
		405,555	304,026
Earnings per share for profit attributable to the Shareholders of the Company during the period (expressed in RMB per share)		***RMB per share***	*RMB per share*
— Basic and diluted	*20*	**0.291**	0.205
Dividends	*21*	**287,808**	287,808

The notes on pages 7 to 27 form an integral part of this condensed interim financial information.

TSINGTAO BREWERY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	(Unaudited)					
	Attributable to shareholders of the Company					
	Share capital *RMB'000*	Other reserves *RMB'000*	Proposed final dividends *RMB'000*	Accumulated (losses)/ profits *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
Balance at 1 January 2007, as previously reported	1,308,219	3,796,626	287,808	(145,224)	452,294	5,699,723
Opening adjustments for the accounting policy change	—	(236,203)	—	236,203	—	—
Balance at 1 January 2007, as restated	1,308,219	3,560,423	287,808	90,979	452,294	5,699,723
Translation difference	—	1,013	—	—	—	1,013
Profit for the period	—	—	—	268,659	35,367	304,026
Total recognised income for the period ended June 2007, as restated	—	1,013	—	268,659	35,367	305,039
Adjustment to appropriations	—	43,287	—	(43,287)	—	—
Dividends declared	—	—	(287,808)	—	(29,009)	(316,817)
Capital contribution from minority shareholders	—	—	—	—	15,703	15,703
Others	—	—	—	—	862	862
Balance at 30 June 2007, as restated	1,308,219	3,604,723	—	316,351	475,217	5,704,510
Balance at 1 January 2008	1,308,219	3,632,861	287,808	280,297	479,150	5,988,335
Translation difference	—	(164)	—	—	—	(164)
Fair value loss on available-for-sale financial assets	—	(7,246)	—	—	(343)	(7,589)
Deferred income tax liabilities for available-for-sale financial assets	—	1,812	—	—	86	1,898
Profit for the period	—	—	—	381,128	24,427	405,555
Total recognised income for the period ended June 2008	—	(5,598)	—	381,128	24,170	399,700
Dividends declared	—	—	(287,808)	—	(29,725)	(317,533)
Purchase of minority shares	—	(86,993)	—	—	(102,822)	(189,815)
Equity component of convertible bonds, net of transaction costs	—	380,490	—	—	—	380,490
Deferred income tax liabilities for convertible bonds	—	(97,426)	—	—	—	(97,426)
Others	—	466	—	—	—	466
Balance at 30 June 2008	1,308,219	3,823,800	—	661,425	370,773	6,164,217

The notes on pages 7 to 27 form an integral part of this condensed interim financial information.

TSINGTAO BREWERY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Cash flows from operating activities		
Cash generated from operations	**973,696**	1,484,621
Income tax paid	**(218,529)**	(112,587)
Interest received	**10,224**	9,440
Cash generated from operating activities — net	**765,391**	1,381,474
Cash flows from investing activities		
Acquisition of a subsidiary, net of cash acquired	**7,887**	—
Purchase of property, plant and equipment, construction-in-progress and intangible assets	**(473,220)**	(385,969)
Acquisition minority shares	**(180,550)**	—
Proceeds from sales of property, plant and equipment	**2,864**	8,826
Cash refund from leasehold deposit	**32,439**	12,000
Decrease/(increase) in short-term bank deposits and pledged bank deposits	**29,033**	(1,861)
Cash paid for excised derivative financial instruments	**(4,161)**	(75)
Cash flows from investing activities — net	**(585,708)**	(367,079)
Cash flows from financing activities		
Proceeds from borrowings	**278,457**	318,947
Repayment of borrowings	**(421,528)**	(236,877)
Cash received upon issuance of convertible bonds	**1,500,000**	—
Transaction costs paid for issuance of convertible bonds	**(35,457)**	—
Interest paid	**(26,420)**	(17,169)
Dividends paid to minority shareholders	**(23,298)**	(28,432)
Cash flows from financing activities — net	**1,271,754**	36,469
Net increase in cash and cash equivalents	**1,451,437**	1,050,864
Cash and cash equivalents at the start of period	**1,314,643**	1,213,243
Exchange losses on cash and cash equivalents	**(8,132)**	(1,529)
Cash and cash equivalents at the end of period	**2,757,948**	2,262,578

The notes on pages 7 to 27 form an integral part of this condensed interim financial information.

1. GENERAL INFORMATION

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16 June 1993. It obtained a business license as a Sino-foreign joint stock company on 27 December 1995. Its H shares have been listed on the Main Board of the Stock Exchange of Hong Kong Limited since 15 July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27 August 1993.

The Company and its subsidiaries (together "the Group") are principally engaged in the production and distribution of beer products. The Company's registered address is No. 56, Dengzhou Road, Qingdao, PRC.

This condensed consolidated financial information was approved for issue by the Board of Directors on 19 August 2008.

The English language names of some of the companies referred to in the financial statements represent unofficial translation of their registered Chinese names by management and these English language names have not been legally adopted by these entities.

2. BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with HKAS 34, "Interim financial reporting". The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with HKFRSs.

3. ACCOUNTING POLICIES

Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not currently relevant for the Group:

- HK(IFRIC) — Int 11, "HKFRS2, Group and treasury share transactions";
- HK(IFRIC) — Int 12, "Service concession arrangements"; and
- HK(IFRIC) — Int 14, "HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction".

The following standards, amendments and interpretations to existing standards have been published but are not effective for the financial year beginning 1 January 2008 and have not been early adopted:

- HKFRS 8, "Operating segments", effective for annual periods beginning on or after 1 January 2009. HKFRS 8 replaces HKAS 14, "Segment reporting", and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The expected impact is still being assessed in details by management but no significant impact is expected;

3. ACCOUNTING POLICIES (CONT'D)

- HKAS 23 (amendment), "Borrowing costs", effective for annual periods beginning on or after 1 January 2009. This amendment is not relevant to the Group, as the Group currently applies a policy of capitalising borrowing costs;

- HKFRS 2 (amendment), "Share-based payment", effective for annual periods beginning on or after 1 January 2009. This amendment is not relevant to the Group's operation as the Group has currently no such schemes;

- HKFRS 3 (amendment), "Business combination" and consequential amendments to HKAS 27, "Consolidated and separate financial statements", HKAS 28, "Investments in associates" and HKAS 31, "Interests in joint ventures", effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the Group;

- HKAS 1 (amendment), "Presentation of financial statements", effective for annual periods beginning on or after 1 January 2009. Management is in the process of developing proforma accounts under the revised disclosure requirements of this standard;

- HKAS 32 (amendment), "Financial instruments: presentation", and consequential amendments to HKAS 1, "Presentation of financial statements", effective for annual periods beginning on or after 1 January 2009. This is not relevant to the Group as the Group does not have any puttable instruments; and

- HK(IFRIC) — Int 13, "Customer loyalty programmes", effective for annual periods beginning on or after 1 July 2008. Management is evaluating the effect of this interpretation on its revenue recognition, and no material changes to the Group's operating results is expected.

4. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) Six months ended 30 June 2008						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	3,457,542	291,026	1,409,563	2,462,026	170,510	—	7,790,667
Inter-segment sales	122,643	893,251	176,286	33,352	1,003	(1,226,535)	—
	3,580,185	1,184,277	1,585,849	2,495,378	171,513	(1,226,535)	7,790,667
Results							
Segment results	324,685	37,984	85,461	258,679	39,496	—	746,305
Unallocated expenses, net							(128,719)
Operating profit							617,586
Finance costs							(22,111)
Share of profits of associates	609	—	—	—	—	—	609
Profit before income tax							596,084
Income tax expense							(190,529)
Profit for the period							405,555
Other information							
Depreciation	55,432	38,869	60,268	102,295	376	—	257,240
Amortisation	3,496	1,807	3,923	4,076	—	—	13,302
Property, plant and equipment impairment losses	—	287	932	—	—	—	1,219

4. SEGMENT INFORMATION (CONT'D)

(a) Primary reporting format — geographical segment (Cont'd)

	(Unaudited) Six months ended 30 June 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	2,676,040	514,489	1,412,979	1,970,357	165,573	—	6,739,438
Inter-segment sales	84,030	559,190	91,718	21,239	—	(756,177)	—
	2,760,070	1,073,679	1,504,697	1,991,596	165,573	(756,177)	6,739,438
Results							
Segment results	203,800	38,683	21,299	256,910	51,056	—	571,748
Unallocated expenses, net							(26,544)
Operating profit							545,204
Finance costs							(11,416)
Share of profits of associates	404	—	—	—	—	—	404
Profit before income tax							534,192
Income tax expense							(230,166)
Profit for the period							304,026
Other information							
Depreciation	57,517	27,642	61,760	103,825	352	—	251,096
Amortisation	1,646	1,478	4,262	3,355	219	—	10,960
Property, plant and equipment impairment losses	—	—	50,000	206	—	—	50,206

4. SEGMENT INFORMATION (CONT'D)

(a) Primary reporting format — geographical segment (Cont'd)

	(Unaudited) As at 30 June 2008						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	2,666,919	2,800,333	2,542,813	6,098,983	—	(2,161,016)	11,948,032
Interests in associates	29,069	—	—	—	—	—	29,069
Unallocated assets							1,687,928
							13,665,029
Liabilities							
Segment liabilities	1,394,395	924,217	940,079	3,030,905	—	(2,190,425)	4,099,171
Unallocated liabilities							3,401,641
							7,500,812
Capital expenditure	46,979	225,790	30,462	270,297	82	—	573,610

	As at 31 December 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	2,404,599	2,038,935	2,398,711	4,835,985	—	(1,045,266)	10,632,964
Interests in associates	27,882	—	—	—	—	—	27,882
Unallocated assets							884,389
							11,545,235
Liabilities							
Segment liabilities	1,138,448	604,075	872,838	2,121,114	—	(1,097,462)	3,639,013
Unallocated liabilities							1,917,887
							5,556,900
Capital expenditure — for the six months ended 30 June 2007	83,162	200,181	69,195	134,198	563	—	487,299

Segment assets consist primarily of property, plant and equipment, intangible assets, investments in associates, inventories, trade and other receivables, and cash and cash equivalents. They exclude deferred taxation, cash and cash equivalents for the corporate use.

Segment liabilities comprise operating liabilities. Unallocated liabilities comprise items such as taxation, borrowings, and derivative financial instruments.

Capital expenditure mainly comprises additions to property, plant and equipment, leasehold land and land use rights, and intangible assets.

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

4. SEGMENT INFORMATION (CONT'D)

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products, accordingly, no analysis of business segment information is provided.

5. LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments. Their net book value are analysed as follows:

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Opening	**717,172**	676,759
Additions	**98,773**	59,640
Amortisation	**(9,803)**	(17,372)
Disposals	**—**	(1,855)
	806,142	717,172

In addition, as at 30 June 2008, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB64,490,000 (31 December 2007: RMB68,136,000). The Company's directors consider that there is no significant adverse impact on the operations of the Group and accordingly, no provision for impairment loss is considered necessary.

6. PROPERTY, PLANT AND EQUIPMENT

The movements in property, plant and equipment are as follows:

	Plant and buildings *RMB'000*	Machinery *RMB'000*	Motor vehicles *RMB'000*	Other equipment *RMB'000*	Construction -in-progress *RMB'000*	Total *RMB'000*
At 1 January 2007						
Cost	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
Accumulated depreciation and impairment	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
Net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
Year ended 31 December 2007						
Opening net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
Acquisition of subsidiaries	14,400	356	1,610	865	—	17,231
Additions	16,403	44,969	28,265	38,259	1,044,347	1,172,243
Transfers	294,374	728,381	4,296	20,336	(1,047,387)	—
Disposals	(4,109)	(17,934)	(9,583)	(1,301)	—	(32,927)
Depreciation	(80,483)	(360,878)	(27,698)	(36,128)	—	(505,187)
Impairment charges	(1,058)	(138,101)	(1,839)	(10)	—	(141,008)
Closing net book amount	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
At 31 December 2007						
Cost	3,215,238	6,316,520	394,397	344,989	225,381	10,496,525
Accumulated depreciation and impairment	(883,309)	(3,518,934)	(249,021)	(236,315)	—	(4,887,579)
Net book amount	2,331,929	2,797,586	145,376	108,674	225,381	5,608,946
At 1 January 2008						
Opening net book amount	**2,331,929**	**2,797,586**	**145,376**	**108,674**	**225,381**	**5,608,946**
Acquisition of subsidiaries (Unaudited)	**—**	**706**	**2,530**	**339**	**—**	**3,575**
Additions (Unaudited)	**7,334**	**20,372**	**16,549**	**20,723**	**404,663**	**469,641**
Transfers (Unaudited)	**169,882**	**249,780**	**3,960**	**9,921**	**(433,543)**	**—**
Disposals (Unaudited)	**(6,193)**	**(13,708)**	**(3,303)**	**(1,068)**	**—**	**(24,272)**
Depreciation (Unaudited)	**(43,020)**	**(180,629)**	**(14,030)**	**(19,561)**	**—**	**(257,240)**
Impairment charges (Unaudited)	**(71)**	**(1,045)**	**(87)**	**(16)**	**—**	**(1,219)**
Closing net book amount (Unaudited)	**2,459,861**	**2,873,062**	**150,995**	**119,012**	**196,501**	**5,799,431**
At 30 June 2008						
Cost (Unaudited)	**3,380,400**	**6,501,043**	**404,064**	**360,448**	**196,501**	**10,842,456**
Accumulated depreciation and impairment (Unaudited)	**(920,539)**	**(3,627,981)**	**(253,069)**	**(241,436)**	**—**	**(5,043,025)**
Net book amount (Unaudited)	**2,459,861**	**2,873,062**	**150,995**	**119,012**	**196,501**	**5,799,431**

As at 30 June 2008, approximately RMB34,684,000 (31 December 2007: RMB37,002,000) of machinery had been pledged as security for RMB15,000,000 bank loans of the Group (Note 12).

6. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

As at 30 June 2008, ownership certificates of certain buildings ("Building Ownership Certificates") for certain buildings of the Group with respective carrying values of approximately RMB539,148,000 (31 December 2007: RMB434,336,000) had not yet been obtained by the Group. The Group are in the process of applying for certain buildings with carrying value of approximately RMB446,062,000. After consultation made with the Company's legal adviser, the Company's directors are of the view that there is no legal restriction for the Group to apply for and obtain the Buildings Ownership Certificates and Land Certificates. Other buildings with carrying value of approximately RMB93,086,000 are currently not in the application process as the Group cannot locate certain necessary documents. The Company's directors are of the view, after making reference to a legal opinion, that this situation will not prevent the Group from possession of such facilities, and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment is considered necessary.

Machinery includes the following amounts where the Group is a lessee under a finance lease:

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Cost — capitalised finance leases	**10,214**	10,214
Accumulated depreciation	**(830)**	(580)
Net book amount	**9,384**	9,634

Included in prior year additions were certain assets purchased by a subsidiary of the Group from a local third party brewery company (the "Vendor") at a purchase price of approximately RMB123 million. After the purchase, that subsidiary was advised by the Vendor that one of its major creditors ("the Creditor") had a claim against it for the transaction and the subsidiary might be involved in the future settlement of the dispute. As at the date of approval of the financial statements, no formal claim had been lodged against the subsidiary nor the Group. The directors of the Company consider that it would not lead to any significant contingent liabilities nor adverse financial impact to the Group.

7. INTANGIBLE ASSETS

	Goodwill	Trademarks (i)	Technology know-how (ii)	Software and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2007					
Cost	320,228	115,092	18,629	42,022	495,971
Accumulated amortisation and impairment loss	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
Net book amount	122,817	75,415	4,324	29,937	232,493
Year ended 31 December 2007					
Opening net book amount	122,817	75,415	4,324	29,937	232,493
Additions	—	—	—	19,379	19,379
Amortisation	—	(413)	(1,863)	(3,372)	(5,648)
Disposal	—	(8,955)	—	—	(8,955)
Closing net book amount	122,817	66,047	2,461	45,944	237,269
At 31 December 2007					
Cost	320,228	106,137	18,629	61,401	506,395
Accumulated amortisation and impairment loss	(197,411)	(40,090)	(16,168)	(15,457)	(269,126)
Net book amount	122,817	66,047	2,461	45,944	237,269
Six months ended 30 June 2008					
Opening net book amount	**122,817**	**66,047**	**2,461**	**45,944**	**237,269**
Additions (Unaudited)	—	—	—	**1,340**	**1,340**
Amortisation (Unaudited)	—	**(207)**	**(931)**	**(2,361)**	**(3,499)**
Closing net book amount (Unaudited)	**122,817**	**65,840**	**1,530**	**44,923**	**235,110**
At 30 June 2008					
Cost (Unaudited)	**320,228**	**106,137**	**18,629**	**62,741**	**507,735**
Accumulated amortisation and impairment loss (Unaudited)	**(197,411)**	**(40,297)**	**(17,099)**	**(17,818)**	**(272,625)**
Net book amount (Unaudited)	**122,817**	**65,840**	**1,530**	**44,923**	**235,110**

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16 June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC. The directors of the Company are of the view that the trademark has an indefinite useful life and it is subject to annual impairment assessment but not amortisation.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were recognised according to their fair respective values at the dates of acquisition.

(ii) Technology known-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its re-organisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

8. INVENTORIES

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Raw materials, packaging materials and auxiliary materials	**2,166,594**	1,796,609
Work-in-progress	**306,082**	233,496
Finished goods	**217,587**	157,149
Inventories, net	**2,690,263**	2,187,254

The cost of inventories recognised as expense and included in cost of goods sold amounted to approximately RMB3,622,494,000 (30 June 2007: RMB3,028,731,000).

Approximately RMB57,682,000 of the carrying amount of inventories of the Group were stated at their net realisable amounts.

9. TRADE RECEIVABLES

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Associates	**40,849**	45,518
Accounts receivables due from distributors	**14,996**	14,996
Other trade debtors	**293,824**	268,538
	349,669	329,052
Less: provision for impairment of receivables	**(250,297)**	(234,853)
	99,372	94,199

The aging analysis of trade receivables was as follows:

	30 June 2008			31 December 2007		
	Amount	**Provision for bad debts**	**Balance after provision**	Amount	Provision for bad debts	Balance after provision
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
	(Unaudited)	**(Unaudited)**	**(Unaudited)**			
Less than 1 year	**95,925**	**(389)**	**95,536**	91,382	(443)	90,939
1 to less than 2 years	**3,659**	**(1,280)**	**2,379**	3,835	(987)	2,848
2 to less than 3 years	**3,850**	**(2,995)**	**855**	3,302	(3,156)	146
Over 3 years	**246,235**	**(245,633)**	**602**	230,533	(230,267)	266
Total	**349,669**	**(250,297)**	**99,372**	329,052	(234,853)	94,199

The majority of the Group's domestic sales are transacted at cash on delivery terms. For export sales transacted out of the PRC, they are mainly covered by letters of credit. Credit is only granted to customers with good credit history. There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed.

The net book value of accounts receivable approximated to its fair value as at 30 June 2008.

The Group makes specific bad debt provision against its doubtful trade receivable balances based on the credit status of the customers and the existence of any evidence which indicates that a portion or the full amount of the outstanding balance is uncollectible.

10. SHARE CAPITAL

As at 30 June 2008, the authorised registered share capital of the Company was RMB1,308,219,178 (31 December 2007: RMB1,308,219,178) of RMB1 each.

	30 June 2008		31 December 2007	
	RMB'000 **(Unaudited)**	***Number of shares ('000)*** **(Unaudited)**	*RMB'000*	*Number of shares ('000)*
PRC public shares subject to restriction	**417,395**	**417,395**	417,395	417,395
PRC public shares ("A Shares")	**235,755**	**235,755**	235,755	235,755
Overseas public shares ("H Shares")	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

As at 30 June 2008, all issued share capital had been fully paid up.

11. OTHER RESERVES

	(Unaudited)				
	Share premium *RMB'000*	**Capital reserve** *RMB'000*	**Surplus reserve** *RMB'000* *(note a)*	**Cumulative translation adjustments** *RMB'000*	**Total** *RMB'000*
Balance at 1 January 2007, as previous reported	3,058,231	65,753	669,637	3,005	3,796,626
Opening adjustments for the accounting policy change	—	—	(236,203)	—	(236,203)
Balance at 1 January 2007, as restated	3,058,231	65,753	433,434	3,005	3,560,423
Adjustments to appropriations	—	—	43,287	—	43,287
Translation difference	—	—	—	1,013	1,013
Balance at 30 June 2007	3,058,231	65,753	476,721	4,018	3,604,723
Balance at 1 January 2008	**3,058,231**	**75,508**	**495,219**	**3,903**	**3,632,861**
Fair value loss on available-for-sale financial assets	**—**	**(7,246)**	**—**	**—**	**(7,246)**
Deferred income tax liabilities for available-for-sale financial assets	**—**	**1,812**	**—**	**—**	**1,812**
Equity component of convertible bonds, net of transaction costs	**—**	**380,490**	**—**	**—**	**380,490**
Deferred tax arising on initially stating the convertible bonds at fair value	**—**	**(97,426)**	**—**	**—**	**(97,426)**
Acquisition of minority interests in subsidiaries *(note b)*	**(86,993)**	**—**	**—**	**—**	**(86,993)**
Others	**—**	**466**	**—**	**—**	**466**
Translation difference	**—**	**—**	**—**	**(164)**	**(164)**
Balance at 30 June 2008	**2,971,238**	**353,604**	**495,219**	**3,739**	**3,823,800**

11. OTHER RESERVES (CONT'D)

Note:

(a) Surplus reserves

According to the Articles of Association of the Company and the Company Law of the PRC, the Company has to set aside 10% of its net profit after taxation under the PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the paid-up share capital of the Company).

(b) During the period, the Company purchased 23.9% minority interest of Tsingtao Brewery Xi'an Han's Group Company Limited at a consideration of RMB171,000,000, 10% minority interest of Tsingtao Brewery (Xuzhou) Pengcheng Company Limited at a consideration of RMB10,370,000 and 5% minority interest of Tsingtao Brewery (Rizhao) Company Limited at a consideration of RMB7,740,000 from the minority shareholders. The differences between considerations paid and the relevant shares acquired of the carrying value of net assets of the subsidiaries are deducted from equity.

12. BORROWINGS AND LOANS

		As at	
	Note	**30 June 2008** ***RMB'000*** **(Unaudited)**	31 December 2007 *RMB'000*
Non-current			
Long-term bank loans	*(a)*	**92,986**	101,070
Convertible bonds	*(b)*	**1,101,761**	—
Finance lease liabilities	*(c)*	**8,521**	8,291
		1,203,268	109,361
Less: Current portion of long-term bank loans	*(a)*	**(1,941)**	(10,216)
Current portion of finance lease liabilities	*(c)*	**(3,206)**	(2,565)
		1,198,121	96,580
Current			
Short-term bank loans	*(a)*	**830,214**	971,096
Current portion of long-term bank loans	*(a)*	**1,941**	10,216
Current portion of finance lease liabilities	*(c)*	**3,206**	2,565
		835,361	983,877
Total borrowings and loans		**2,033,482**	1,080,457

12. BORROWINGS AND LOANS (CONT'D)

(a) Bank loans

	30 June 2008			31 December 2007		
	Short-term bank loans ***RMB'000*** **(Unaudited)**	**Long-term bank loans** ***RMB'000*** **(Unaudited)**	**Total** ***RMB'000*** **(Unaudited)**	Short-term bank loans *RMB'000*	Long-term bank loans *RMB'000*	Total *RMB'000*
Repayable:						
— Within 1 year	**830,214**	**1,941**	**832,155**	971,096	10,216	981,312
— Between 1 and 2 years	**—**	**2,293**	**2,293**	—	2,269	2,269
— Between 2 and 5 years	**—**	**77,879**	**77,879**	—	77,807	77,807
— Over 5 years	**—**	**10,873**	**10,873**	—	10,778	10,778
	830,214	**92,986**	**923,200**	971,096	101,070	1,072,166
Less: Portion due within 1 year	**(830,214)**	**(1,941)**	**(832,155)**	(971,096)	(10,216)	(981,312)
Long-term portion	**—**	**91,045**	**91,045**	—	90,854	90,854

As at 30 June 2008, loans of the Group amounting to approximately RMB14,466,000 and RMB7,519,000 were guaranteed by the Beijing Development and Reform Committee and the Beijing Branch of Bank of China, respectively.

As at 30 June 2008, approximately RMB15,000,000 (31 December 2007: RMB20,000,000) of the loans of the Group were secured by machinery with an aggregate carrying value of approximately RMB34,684,000 (31 December 2007: machinery of approximately RMB37,002,000).

As at 30 June 2008, approximately RMB19,000,000 (31 December 2007: RMB14,500,000) of the loans of Tsingtao Brewery Yulin Company Limited were guaranteed by Tsingtao Brewery Xi'an Han's Group Company Limited.

The carrying amounts of the borrowings are denominated in the following currencies.

	As at	
	30 June 2008 ***RMB'000*** **(Unaudited)**	31 December 2007 *RMB'000*
RMB	**485,893**	623,977
Hong Kong dollar	**72,367**	60,888
US dollar	**342,955**	365,230
Euro	**14,466**	14,284
Danish Krone	**7,519**	7,787
	923,200	1,072,166

All the loans of the Group are subject to the market interest rate changes except the loans dominated in Danish Krone and Euro which are interest free ("Interest Free Loans").

The effective interest rates at the balance sheet date for the loans denominated in RMB, HK$ and US$ were 5.28%, 3.06% and 4.41% per annum, respectively. The directors consider that the carrying amount of these borrowings approximated to their respective fair values as at 30 June 2008. The fair value of the Interest Free Loans was approximately RMB16,542,000.

Interest expense on borrowings and loans for the six months ended 30 June 2008 is approximately RMB44,405,000 (30 June 2007: RMB17,717,000).

As at 30 June 2008, the Group had aggregate unutilised short term loan facilities of approximately RMB1,600,000,000 (31 December 2007: RMB1,400,000,000). All are expiring within a year with floating interest rates to be charged on the amount to be drawn down.

12. BORROWINGS AND LOANS (CONT'D)

(b) Convertible bonds

The Company issued 15,000,000 0.8% convertible bonds with attached warrants subscription rights at a par value of RMB1,500,000,000 on 2 April 2008. The bonds will mature 6 years from the issue date at their nominal value of RMB1,500,000,000. The holders of the bonds have warrants subscription rights to subscribe newly issued A shares of the Company at the rate of 7 shares per bond. The values of the liability component and the equity conversion component embedded in the bond offer were determined at the date of issuance of the bonds.

The fair value of the liability component, included in non-current borrowings, was calculated using a market interest rate for a non-convertible bond in the market with equivalent terms. The residual amount, representing the carrying value of the bonds after deduction of the fair value of the liability component, represents fair value of the equity conversion option, is included in shareholders' equity under other reserves, net of the attributable transaction costs.

The convertible bonds recognised in the balance sheet is calculated as follows:

	RMB'000
Face value of the convertible bond issued on 2 April 2008	**1,500,000**
Equity component	**(389,702)**
Transaction costs attributable to liability component	**(26,245)**
Liability component on initial recognition at 2 April 2008	**1,084,053**
Interest expenses	**17,708**
Interest paid	**—**
Liability component at 30 June 2008	**1,101,761**

The fair value of the liability component of the convertible bond at 30 June 2008 amounted to approximately RMB1,101,761,000. The fair value is calculated using cash flow discounted at the rate of 6.1%.

(c) Finance lease liabilities

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Less than 1 year	**3,206**	2,565
1 to less than 2 years	**2,565**	2,565
2 to less than 3 years	**2,565**	2,565
Over 3 years	**1,922**	3,205
	10,258	10,900
Less: Portion due within 1 year	**(3,206)**	(2,565)
Finance lease liabilities	**7,052**	8,335
Less: Unearned finance income	**(1,737)**	(2,609)
	5,315	5,726

13. DERIVATIVE FINANCIAL INSTRUMENTS

	As at 30 June 2008	
	Assets	Liabilities
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Forward foreign exchange contracts	—	20,300

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and these derivative instruments were remeasured at their fair value as at 30 June 2008. The revaluation gain of these contracts held at period ended which remained at open position was approximately RMB2,501,000 and it had been charged to the income statement.

14. TRADE PAYABLES

The aging analysis of trade payables (including amounts due to related parties) is as follows:

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Less than 1 year	1,287,495	1,057,195
1 to less than 2 years	4,170	7,379
2 to less than 3 years	11,123	8,891
Over 3 years	8,094	7,338
	1,310,882	1,080,803

15. BILLS PAYABLE

All the bills payable balances of the Group as at 30 June 2008 are of maturity within six months. Approximately RMB15,405,000 (31 December 2007: RMB16,116,000) of bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills, and approximately RMB76,718,000 of the bills issued by the subsidiaries as at 30 June 2008 (31 December 2007: RMB19,396,000) were guaranteed by the Company. The Directors are of view that the carrying amount of the bill payable as at period ended approximated to their fair value.

16. OTHER GAINS — NET

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Derivative instruments:		
— foreign exchange forward contracts not qualified for hedge accounting	2,501	(2,516)
— realised loss on foreign exchange forward contracts	(4,161)	(75)
Interest income	10,224	9,440
Government grants *(i)*	69,315	40,671
	77,879	47,520

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

17. EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Changes in inventories of finished goods and work in progress	**(133,024)**	(82,838)
Raw materials and consumables used	**3,755,518**	3,111,569
Employee benefit expenses	**733,638**	534,298
Depreciation, amortisation and impairment charges	**270,542**	320,263
Transportation expenses	**273,814**	208,110
Advertising costs	**255,050**	248,040
Utilities	**313,096**	255,340
Other expenses	**1,797,443**	1,635,164
Total cost of sales, distribution costs and administrative expenses	**7,266,077**	6,229,946

18. FINANCE EXPENSES

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Interest on loans	**44,559**	20,825
Net foreign exchange translation gains	**(22,448)**	(9,409)
	22,111	11,416

19. TAXATION

(a) Income tax expense

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
		(Restated)
Current income tax		
— Hong Kong profits tax *(i)*	**3,098**	3,773
— PRC enterprise income tax *(ii)*	**185,607**	226,455
Deferred income tax	**1,824**	(62)
	190,529	230,166

(i) Hong Kong profits tax

Hong Kong profit tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year.

19. TAXATION (CONT'D)

(a) Income tax expense (Cont'd)

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

Adoption of Enterprise Income Tax Law in the PRC:

The PRC Enterprise Income Tax Law ("EIT Law") was effective on 1 January 2008, and applicable income tax rate of entities within the Group currently is be subject to 25% from 1 January 2008. According to Guo Fa [2007] No.39, "Circular of the State Council on the Implementation of Transitional Preferential Enterprise Income Tax Policies", from 1 January 2008, the lower preferential tax rates enjoyed by certain enterprises shall gradually be increased to the statutory tax rate of 25% within 5 years from 1 January 2008, while entities previously applying 24% EIT rate of 24% has been adjusted to 25% from 1 January 2008. The effect of this change has been reflected in the determination of deferred tax assets/liabilities as at 31 December 2007.

For entities which are still entitled to unutilized tax holidays (including two-year exemption and three-year half rate) under the then existing preferential tax treatments, the unutilized tax holiday is allowed to be carried forward to 2008 and future years until their expiry. However, if an entity has not yet commenced its tax holiday due to its loss position, the tax holiday is deemed to commence from 2008 onwards.

Tax concessions and holidays entitled by the Group:

Xiamen Company, Songjiang Company, Changsha Company, Yulin Company, Five Star Company, Three Ring Company, Fuzhou Company and Nanning Company were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2008 is the fifth profitable year of Xiamen Company, the third profitable year of Songjiang Company and the second profitable year of Changsha Company and Fuzhou Company. For other subsidiaries which have not got commenced the tax holiday due to their loss positions, the tax holiday is deemed to commence from 2008 onwards. Accordingly, EIT expense for Xiamen Company was provided at a reduced rate of 9%; EIT expense for Songjiang Company was provided at a reduced rate of 12.5% while Changsha Company, Fuzhou Company and other subsidiaries described were exempt from the income tax for the current year.

Huanan Sales Company, Huanan Holding Company, Shenzhen Asahi and Dongnan Sales Company were established in Shenzhen and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 18% in 2008.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 25% based on their respective assessable income for the year.

Tax concessions and holidays entitled by the Company for previous years:

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Finance Bureau of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

On 5 July 2007, the Company became aware of a notice which was issued by SAT in June 2007 (the "Notice") regarding the preferential tax treatment granted to nine state-owned enterprises listed on the Stock Exchange of Hong Kong Limited in 1993 (including the Company). According to the Notice, the relevant local tax authorities are required to immediately rectify the expired preferential tax treatments adopted by the Company and take appropriate action on the differences of income taxes collected in prior years arising therefore in accordance with the applicable rules and provisions under the promulgated Law on Tax Collection and Administration of the PRC.

19. TAXATION (CONT'D)

(a) Income tax expense (Cont'd)

(ii) PRC enterprise income tax ("EIT") (Cont'd)

On 15 April 2008, the Company was informed by the governing local tax bureau that the applicable EIT rate for the year ended 31 December 2007 was adjusted from 15% to 33%. The PRC EIT for the year ended 31 December 2007 of the Company was hence provided at 33% in the financial statements. The Company has not been notified by any tax authorities regarding the exposure of prior years. The directors are of the view that the final outcome cannot be reliably estimated and, therefore, no provision for potential EIT exposure in prior years had been made in the financial statements.

The EIT expenses for the six months ended 30 June 2007 has been restated and increased by approximately RMB78,914,000 so as to reflect the abovementioned change in the applicable EIT rate.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

20. EARNINGS PER SHARE — BASIC AND DILUTED

Earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the number of ordinary shares in issue during the year.

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
Profit attributable to share holders of the Company *(RMB'000)*	**381,128**	268,659
Number of ordinary shares in issue *(thousands)*	**1,308,219**	1,308,219
Basic earnings per share *(RMB per share)*	**0.291**	0.205

The diluted earnings per share information was the same as basic for 2008 and 2007 as there were no dilutive potential ordinary shares as of 30 June 2008 and 2007.

The Company issued convertible bonds with attached warrants subscription rights during the period. Though the contingently issuable shares of the Company due to the exercise of the warrants subscription rights by the bonds holders may potentially dilute basic earnings per share in the future, the exercise price of those rights is higher than the prevailing share price of the Company as at 30 June 2008 and therefore, they were not included in the calculation of diluted earnings per share for the period.

21. DIVIDENDS

During the period, a final dividend for 2007 amounting to RMB287,808,000 (dividends per share: RMB0.22) were approved in Annual General Meeting held on 10 June 2008. The Board of Directors do not recommend the payment of an interim dividend for the period (30 June 2007: nil).

22. CONTINGENCIES

(a) Pursuant to certain policies for housing reform issued by the State Council of the PRC and Qingdao Municipal Government in 1998, the policy of allocating staff quarters by the Company as welfare benefits of its employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 30 June 2008, no formal plan had yet been developed by the Group and no plans had been announced by the Group to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30 June 2008 and there is no reasonable basis to accrue for any potential liabilities.

(b) As described in Note 19, the directors are of the view that the potential income tax liabilities prior to 2007 arising from the cancellation of the previous preferential tax concessions could not be reliably estimated and therefore no provision was made.

(c) As at 30 June 2008, the Group had provided guarantee of RMB22,000,000 in favor of an associate of the Group for its bank loans.

23. COMMITMENTS

(a) Capital and other commitments

The Group's and the Company's commitments is primarily related to construction of fixed assets, acquisition of subsidiaries and other activities which were contracted but not provided for in the financial statements. Details are as follows:

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
	1,098,581	1,853,617

Note: These commitments mainly relate to construction of new breweries and increase in production capacity as well as for raw materials purchase.

(b) Operating lease and other commitments

As at 30 June 2008, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as well as other commitments associated with its operating activities as follows:

	As at	
	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
	(Unaudited)	
Not later than one year	**1,069**	23

24. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties in the half-year:

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Purchases from related companies		
— Associates	**12**	892
Sales to related companies		
— Associates	**169,510**	107,993
Construction services provided to the Group		
— Tsingtao Beer Construction Co., Ltd.	—	2,251
Logistics services provided to the Group (including paid on behalf)		
— Associates	**174,628**	132,345
Guarantee provided in favour of an associate of the Group		
— Tsingtao Beer and Asahi Beverage Co Ltd	**22,000**	15,000
Interest paid to		
— Tsingtao Beer Group Company	**2,476**	1,780
Purchase the minority interest of subsidiaries from		
— Tsingtao Beer Group Company	**20,600**	—

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

24. RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30 June 2008, the Group had the following significant balances maintained with related parties:

	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000
Included in:		
Trade receivable and other long-term assets accounts		
— Associates	**10,744**	30,413
Deposits, prepayment and other receivables		
— Associates	**164**	969
— Other related parties	**10,305**	10,315
Other payables and long-term payables		
— Anheuser-Busch Companies, Inc ("A-B Company") *(i)*	**102,887**	109,569
— Associates	**24,875**	18,088
— Other related parties	**17,333**	31,657
Sales deposits		
— Associates	**5,832**	6,156
Short-term loans from		
— Tsingtao Beer Group Company	**82,000**	70,000

Except for those mentioned in notes (i) and (ii) below and except for the short-term loans, the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

(i) As at 30 June 2008, the Company had extended certain advances and loans, amounting to approximately RMB2,082,469,000 (31 December 2007: RMB2,704,878,000), to subsidiaries through entrusted loan arrangement made with banks in the PRC .

(ii) In October 2003, a subsidiary of the Company, Hong Kong Company entered into a loan agreement with Anheuser-Busch Companies, Inc ("A-B Company") that Hong Kong Company borrowed a loan of USD$15,000,000 (equivalent to approximately RMB102,887,000 (the "Loan") from A-B Company. The Loan is interest-bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

(c) Key management compensation

	Six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Unaudited)
Basic salaries, allowances and benefits-in-kind	**3,330**	1,704
Retirement fund contributions	**177**	140
	3,507	1,844

Key management personnel are those persons, in total 18 persons, having authority and responsibility for planning, directing and controlling the activities of the Group, including directors and other senior management personnel.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the period ended 30 June 2008 in accordance with *"Accounting Standards for Business Enterprises (2006)"* and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at	
	30 June 2008 (Unaudited)	31 December 2007
Net assets as per accounts prepared under PRC GAAP	**5,793,444**	5,509,185
HKFRS adjustments:	—	—
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**5,793,444**	5,509,185

Impact on the consolidated net profit:

	Six months ended 30 June	
	2008 (Unaudited)	2007 (Unaudited)
Net profit under PRC GAAP	**381,128**	287,892
HKFRS adjustments:		
Additional depreciation charges arising from differences in accounting of assets valuation under PRC GAAP and HKFRS	—	(18,434)
Others	—	(799)
Profit attributable to shareholders of the Company under HKFRS	**381,128**	268,659

(I) REVIEW OF OPERATIONAL RESULTS FOR THE FIRST HALF OF 2008

For the first half of 2008, due to the negative factors including the tightened currency policy, natural disasters and the high cost of raw materials in China, the national beer industry realized its total sales volume of 196.48 million hl, which increased 5.6% only (data resource: National Bureau of Statistics of China) and was lower than the growth rate of 16.2% in last year. During the reporting period, the Company realized 26.86 million hl of accumulated sales volume, which increased 5%; in accordance with Hong Kong Financial Reporting Standards, its sales revenues reached RMB7.791 billion, which increased 15.6%; profits attributable to shareholders reached RMB0.381 billion, which increased 41.9%.

Facing the slow growth of market share, and price hike such as raw materials, packaging material, labor and energy, the Company eased certain pressure brought by price hike through further deepening its organizational reform by adjusting the prices of some products, optimizing the product mix, adjusting production techniques and using new materials to keep the steady growth of the major economic indicators in the first half year. During the reporting period, the Company made obvious progress in brand integration. As a result, the sales volume of its top 4 brands (Tsingtao, Shanshui, Laoshan and Hans) reached 24.8 million hl, which was accounted for 92.4% of the total sales volume of the Company and increased 30%; in which, the sales volume of Tsingtao reached 11.1 million hl, which increased 22%; draft, small bottled and canned high-quality beer increased 21.8%, 30.2% and 19.3% respectively. In the first half year, the revenues of per thousand litre of beer increased 10%, while the gross profit of the Company increased 0.7 percent point.

In 2008, the theme of this year's Olympic marketing activities is "releasing the passion". It put into more efforts in the marketing and sales with the opportunities brought by the Beijing Olympic Games. Therefore, the Company had planned and carried out a series of activities such as "Nationwide Olympic Caravan", "Tsingtao Olympic Experiencing Center", "Tsingtao Beer — CCTV City Show", and "Tsingtao Beer — I am the Champion", to promote, based on these activities, the implementation of its "Three-in-one" marketing strategy, further expand the brand impact of Tsingtao beer, increase its sales volume and optimize its products mix.

(II) ANALYSIS TO PRINCIPAL BUSINESS AND OPERATIONS OF THE COMPANY

1. Table of Principal Business by Geographical Markets

Unit: RMB'000

Region	Turnover	Increase/ Decrease *(%)*
Qingdao	3,580,185	29.71
Shandong Province (excluding Qingdao)	1,184,277	10.30
North China	1,585,849	5.39
South China	2,495,378	25.30
Exports	171,513	3.59
Sub-total	9,017,202	20.30
Less: Intra-group set-offs	1,226,535	62.20
Total	7,790,667	15.60

The Group is mainly engaged in the production and sales of beer.

2. Cost of Sales

In the first half of 2008, the Group's cost of sales was RMB5.293 billion which increased 14.5% from the previous year mainly due to the expansion of sales scale and price hike of raw materials.

3. **Expenses during the Period**

(1) In the first half of 2008, the sales expenses of the Group was RMB1.611 billion, which increased 20.5% mainly due to more expenses in advertising expenses including Olympic marketing and brand promotion, and in marketing fees.

(2) In the first half of 2008, the administrative expenses of the Group was RMB0.362 billion, which increased 33.7% mainly due to the set-off of RMB0.046 billion of the welfare fees in the previous years pursuant to requirements in the China's latest accounting policies. Regardless of the above factor, the administrative expenses incurred in this reporting period increased RMB0.045 billion which mainly due to an increase of RMB0.033 billion of remunerations to the management team and RMB0.016 billion of taxes including land utilizing tax.

(3) In the first half of 2008, the financial expenses of the Group was RMB22.11 million, which increased 93.7% mainly due to the payment of RMB17.71 million of interests for the bonds with warrants issued in April 2008.

4. **Other Gains**

In the first half of 2008, the Group's other gains were RMB77.88 million, which increased 63.9% mainly due to the increase of governmental allowance obtained by the subsidiaries during the reporting period.

5. **Income Tax**

In the first half of 2008, the income tax of the Group was RMB191 million, which decreased 17.2% as the tax rate of 25% applied by the parent company during the period was lower than that of 33% during the same period in last year.

As the income tax rate for the parent company in 2007 was adjusted from 15% to 33%, therefore, the net profit during the same period in last year was that being calculated and adjusted with the tax rate of 33%.

Impacts to the income tax due to changes of income tax rate in 2007

Unit: RMB'000

Item	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Tax fees payable	45,050	33,690	61,960	34,510	175,210
Deferred income tax assets	2,240	(2,070)	(8,410)	8,240	—
Increased Amount of income tax	**47,290**	**31,620**	**53,550**	**42,750**	**175,210**

6. **Interpretation of Composition of Assets/Liabilities**

(1) Currency Funds

By the end of the first half of 2008, the currency funds of the Group was RMB2.777 billion, which increased 108% from the beginning of 2008 mainly due to the proceeds of RMB1.5 billion from issuing the bonds with warrants during the period.

(2) Inventories

By the end of the first half of 2008, the inventories of the Group was RMB2.69 billion, which increased 23% from the beginning of 2008 mainly due to the increase of storage of raw materials.

(3) Bonds Payable

By the end of the first half of 2008, the increased and confirmed bonds payable of the Group were RMB1.101 billion from the beginning of 2008 mainly due to the issuance of bonds with warrants during the reporting period.

(4) Deferred Income Tax Debts

By the end of the first half of 2008, the deferred income tax debts of the Group was RMB0.115 billion, which increased 575.3% from the beginning of 2008 mainly due to the deferred income tax debts of RMB0.1 billion confirmed by the bonds with warrants issued during the reporting period.

(5) Bank Borrowings

By the end of the first half of 2008, the total bank borrowings of the Group had reached RMB923 million including RMB830 million of medium and short term borrowings, and RMB92.986 million of long term borrowings including RMB1.941 million of borrowings within 1 year, RMB2.293 million of borrowings of 1-2 years, RMB77.879 million of borrowings of 2-5 years and RMB10.873 million of borrowings of over 5 years.

By the end of the first half of 2008, the bank borrowings of the Group in currencies had included RMB485.893 million of borrowings in Renminbi, RMB72.367 million of borrowings in Hong Kong Dollars, RMB342.955 million of borrowings in US Dollars, RMB14.466 million of borrowings in Euro, and RMB7.519 million of Danish Krone.

All borrowings of the Group may be affected by the fluctuation of interest rate in the market. However, the borrowings in Danish Krone and Euro are free of interest, and the valid annual interest rate on the settlement date for the borrowings in Renminbi, Hong Kong Dollars and US Dollars are 5.28%, 3.06% and 4.41% respectively.

7. Analysis of Cash Flow

(1) By the end of the first half of 2008, the net amount of cash flow from business activities of the Group was RMB0.765 billion, which decreased RMB0.616 billion or 44.6% from RMB1.381 billion during the same period in last year. It was mainly caused by the growth of production and sales scale, increase of storage of raw materials, and increase of expenses in Olympic marketing, brand promotion and transportation fees.

(2) By the end of the first half of 2008, the net amount of cash flow produced from investing activities of the Group was -RMB0.586 billion, which decreased RMB0.219 billion from -RMB0.367 billion during the same period in last year. It was mainly caused by the purchase of minority shares in its subsidiaries like Tsingtao Brewery Xi'an Hans Group Company Limited and the purchase of long-term assets due to the expansion or relocation of its subsidiaries under the governmental instructions.

(3) By the end of the first half of 2008, the net amount of cash flow from fund raising activities of the Group was RMB1.272 billion, which increased RMB1.236 billion from RMB0.036 billion during the same period in last year. It was mainly caused by the issuance of bonds with warrants during the reporting period.

8. Investments

By the end of the first half of 2008, the Company had increased its investments to its subsidiaries as follows:

(1) To increase RMB360 million to its wholly-owned subsidiary Tsingtao Brewery (Jinan) Company Limited which make its registered capital reach RMB560 million.

(2) To increase RMB50 million to its wholly-owned subsidiary Tsingtao Brewery (Chengdu) Company Limited which make its registered capital reach RMB200 million.

(3) To increase RMB220 million to its subsidiary Tsingtao Brewery Company Limited No. 3 which make its registered capital reach RMB230 million.

(4) To increase RMB240 million to its subsidiary Tsingtao Brewery (Xuzhou) Pengcheng Company Limited which make its registered capital reach RMB245 million.

(5) To increase RMB280 million to its subsidiary Tsingtao Brewery (Rizhao) Company Limited which make its registered capital reach RMB290 million. The process of change of registration at the State Administration for Industry and Commerce has been completed in July 2008.

(6) The Company purchased 23.9% of shares in Tsingtao Brewery Xi'an Hans Group Company Limited held by Xi'an Industrial Assets Company Limited for the price of RMB171 million. The procedures for change of registration at the State Administration for Industry and Commerce has been completed on 25 January 2008. Tsingtao Brewery Xi'an Hans Group Company Limited became the wholly-owned subsidiary of the Company after the procedures.

9. Debt/Capital Ratio

By 30 June 2008, the Group's debt/capital ratio was 17.1% (1.9% by 30 June 2007), the formula for calculating the debt/capital ratio is: total amount of long-term borrowings/(total amount of long-term borrowings + shareholders' equity attributable to the parent company).

10. Charge of Assets

By 30 June 2008, the RMB15 million of bank facilities with mortgages of the Group was comprised of the mortgages of net amount of around RMB34.68 million of machines and equipments (By 31 December 2007, the RMB20 million of bank facilities with mortgages of the Group was comprised of the mortgages of net amount of around RMB37 million of machines and equipments, and RMB10.4 million of raw materials.).

11. Risk of Flexible Exchange Rate

As the Group currently relies on the imported barley among the raw materials in its production of Tsingtao beer, so the change of exchange rate would indirectly affect the price of raw materials used by the Group, and thus bring certain impacts to the earning ability of the Group.

The continuous hike of the exchange rate of Renminbi would also bring certain negative impacts to the exports of the Group.

12. Contingent Liabilities

(1) Pursuant to certain policies for housing reform announced by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits to its employees was terminated. In replacement, qualified employees are to be compensated with monetary housing subsidies. As of 30 June 2008, no formal plan had yet been worked out by the Group or the Company, nor any plans in respect of such arrangement had been announced by the Group or the Company to their employees. After consulting its lawyers, the Directors of the Company were in the opinion that both the Group and the Company were not liable to and had not made any payments for such monetary housing subsidies, and there was no reasonable basis for the Group and the Company to accrue for any potential liabilities.

(2) As stated in *Note 19 to the Consolidated Financial Statements*, the issues for income tax of the previous years of the Group were still pending for resolution. The Directors of the Company consider that there is no significant adverse impact on the operation of the group and accordingly, no provision for the impairment loss considered necessary.

(3) As of 30 June 2008, Tsingtao Brewery Company Limited No. 5, the subsidiary of the Company, had provided guarantee for RMB22 million of bank facility of Qingdao Tsingtao-Asahi Company Limited for the period from 16 July 2007 to 15 July 2008.

13. Employees Information

By the end of the reporting period, the Company (including its subsidiaries) had a total of 29,921 employees. The remuneration policy of the Company is based on the principles of "remuneration being determined with reference to the position" and "incentive being determined with reference to the performance", and is in line with the market practices. The Company sets a reasonable range of the amount of emoluments with reference to the market rate and adopted such range in a flexible manner, and provides suitable welfare package to its employees in accordance with the relevant State laws and regulations, and pays attention to their personal development. The Company takes seriously about its employees' education and trainings by putting into more efforts in the establishments of education and training system, and carrying out the suitable and effective training programs based on the Company's needs. The training includes: improving the comprehensive managing level of the management team, improving the employees' professional skills for their own positions, and providing further education for the professional technicians. In the first half of 2008, the accumulated number of times the persons who attended the trainings reached 6,191.

As of 30 June 2008, the Company had not set up a share option scheme for the Company's employees.

(III)PROSPECT FOR THE SECOND HALF OF 2008

For the second half year, by facing the fiercer pressure of hike of costs, and based on the current situation of the national and international macro-economy and the momentum in the national beer industry, the Board of Directors of the Company has adjusted its operational goal in 2008 that its growth of sales volume would be over 2 percent point higher than that of the national beer industry during the same period. In the next half of 2008, the Company would go on to take active measures to respond to the more and more complicated competition. On one hand, it would utilize the proceeds from the issuance of bonds with warrants to create new production capabilities, and to further expand the market to increase its sales volume by focusing on the Olympic marketing; on the other hand, it would further improve its capability in integrated operations and professional function management, to maintain a long-term sustainable development of the Company.

1. Dividends

   The Company shall not distribute interim dividends for the six months ended on 30 June 2008 pursuant to the provisions in the articles of association of the Company.

2. During the reporting period, the Company did not involve in any new events of significant litigations and arbitration.

   For the case of the 999 Group bringing an action demanding the Company, Tsingtao Brewery (Xuzhou) Pengcheng Company Limited, Xuzhou Bureau of Finance and Xuzhou Light Industry Assets Operations Company to jointly repay its principal and interests totaling RMB12.14 million ever disclosed in the Company's 2007 annual report, Xuzhou Intermediate People's Court had made initial judgment on 29 April 2008 of denying all requests raised by the 999 Group.

3. The Company acquired 23.9% shareholdings in Tsingtao Brewery Xi'an Hans Group Company Limited ("TB Hans") held by Xi'an Industrial Assets Operations Co., Ltd. ("Industrial Co.") through open transaction in Xi'an Property Ownership Trading Center. According to the result of public bidding, the Company acquired such shares for the price of RMB171 million, and signed the share transfer agreement with Industrial Co. on 28 December 2007. The Board of Directors (including the Independent Directors) of the Company believed that, the transaction was in line with the Company's development strategies, beneficial to the Company for strengthening its centralized management over TB Hans to further improving the organizational structure and brands integration in the west-north market. It determined the acquisition price based on the net asset value of TB Hans appraised by the appraisal firms, and also took into account of its operational situations and earning ability The transaction price was fair and reasonable, and was in line with the interests of the Company and its shareholders as a whole. For details of the transaction, please refer to the announcement published on 4 January 2008 in *China Securities Journal*, *Shanghai Securities News* and *Securities Times*, and on the website of stock exchange where the Company is listed. On 25 January 2008, the registration process for transfer of above shares was completed in the State Administration for Industry and Commerce of Xi'an, and TB Hans became a wholly-owned subsidiary of the Company.

4. On 26 May 2008, the Company and Tsingtao Brewery Group Company Limited ("Group Company") entered into an agreement pursuant to which the Company agreed to acquire the minority shares in its 22 controlling subsidiaries held by the Group Company through open transaction in Qingdao Property Ownership Trading Center for the consideration of RMB76.94 million. The pricing was determined with reference to the appraised net assets value of the target companies as at 31 March 2007 by two independent PRC assets appraisal firms and the net profit or loss of the target companies for the six months ended on 30 September 2007. The Company made the payments to the account designated by Qingdao Property Ownership Trading Center within 5 working days after the agreement took into effect under the approval of Qingdao Property Ownership Trading Center. The Board of Directors (including the Independent Directors) of the Company believed that, the transaction was in line with the Company's development strategies, beneficial to the Company for strengthening its centralized management over its subsidiaries and reducing the related party transactions. It determined the acquisition price based on the appraised net asset value of the subsidiaries, and also took into account of their operational situations and earning ability. The transaction price was fair and reasonable, and was in line with the interests of the Company and its shareholders as a whole. For details of the transaction, please refer to the announcement on the websites of stock exchanges where it is listed.

5. Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and the Group Company, the Company went on to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of financial statements during the reporting period. Save as it, there is no other issues of custody of the Company.

6. Tsingtao Brewery No. 5 Company Limited, the Company's controlling subsidiary, provided connected guarantee for its associated company Qingdao Tsingtao-Asahi Company Limited (in which it held 40% stake), in respect of loans in the total amount of RMB22 million offered by No. 1 Shibei Sub-branch of Qingdao Branch of the Communications Bank Co., Ltd. Save as it, all external guarantees provided by the Company during the reporting period were for the bank loans and current borrowings for its subsidiaries under the approval of its Board of Directors.

7. Under the approval of the China Securities Regulatory Commission, the Company issued bonds with warrants with a 6-year term in the total value of RMB1.5 billion (the "offering proceeds") to qualified investors of A-shares in Shanghai Stock Exchange on 2 April 2008. The separated bonds and warrants had been traded respectively in Shanghai Stock Exchange on 18 April under the approval of Shanghai Stock Exchange.

   The face value for each bond is RMB100 with interest rate of 0.8%. It will pay the interest once per year, and repay the principal in one-off when it expires. The bonds with warrants are attached with totally 105 million warrants whose exercising price is RMB28.06/share. Each 2 warrants represent the subscribing right for 1 A-share issued by the Company. The exercising period will be the trading days between 13 October 2009 and 19 October 2009 (the warrants are not allowed to be traded during the exercising period).

   During the reporting period, the Company had accumulatively utilized RMB1.15 billion of the offering proceeds. The remaining RMB0.35 billion of the offering proceeds was deposited into a savings account of the bank designated by the Company.

8. According to the notice from the tax authority in Qingdao in April 2008, the applicable income tax rate for the Company for 2007 was 33% (the previous income tax rate applicable to the Company was 15%). As at the date of disclosure of this Report, the tax authority has not made any decision on how to settle the income tax before the year 2007. The Company will issue further announcement as and when appropriate upon receipt of any further information. Pursuant to the new *Enterprise Income Tax Law of the People's Republic of China* which came into effect on 1 January 2008, the income tax rate applicable to the Company for 2008 is 25%.

9. The Company held its 2007 annual general meeting on 10 June 2008 to elect members of the 6th Board of Directors, in which Mr. JIN Zhi Guo, Mr. WANG Fan, Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo were Executive Directors, Mr. Stephen J. BURROWS and Mr. Mark F. SCHUMM were Non-executive Directors, Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen were Independent Directors; to elect Mr. DU Chang Gong, Mr. LIU Qing Yuan, Mr. ZHONG Ming Shan and Ms. Frances ZHENG Supervisors as Shareholders Representative of the 6th Board of Supervisors. Besides, Mr. TENG An Gong, Mr. CAO Xiang Dong and Mr. XUE Chao Shan were elected Supervisors as Staff Representative by the Company's Staff Congress, and formed the 6th Board of Supervisors with the aforesaid Supervisors as Shareholders Representative. The above Directors and Supervisors will serve for a term of three years from the date of being elected.

   At the first meeting of the 6th Board of Directors held on the same day, Mr. JIN Zhi Guo was elected Chairman of the Company, Mr. WANG Fan and Mr. Stephen J. BURROWS Vice-chairman. At the first meeting of the 6th Board of Supervisors held on the same day, Mr. DU Chang Gong was elected Chairman of the Board of Supervisors for a term of three years from the date of being elected.

   At the first meeting of the 6th Board of Directors of the Company, it appointed Mr. SUN Ming Bo President of the Company, Ms. YAN Xu Vice President of the Company & President of Marketing Center, Mr. FAN Wei Vice President of the Company & President of Production Center; Ms. JIANG Hong, Mr. SUN Yu Guo, and Mr. ZHANG An Wen Vice President, Mr. DONG Jian Jun Chief Brewer of the Company, Mr. YU Jia Ping Vice President of Production Center, Mr. YANG Hua Jiang Vice President of Marketing Center. The service term of the aforesaid senior management is 3 years from the date of being appointed by the Board of Directors. It also appointed Mr. ZHANG Xue Ju Secretary to the Board of Directors, and Mr. ZHANG Rui Xiang Representative for Securities Affairs of the Company, for a term of three years from the date of being appointed by the Board of Directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and any of its subsidiaries did not purchase, sell or redeem any of its listed securities during the reporting period.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

1. Changes in Shares

There were no changes in the total number of shares and the share capital structure of the Company.

2. Shareholdings of Substantial Shareholders

As of 30 June 2008, the total number of shareholders of the Company was 50,850. According to the information publicly available to the Company, and within the knowledge of the Directors of the Company, the Company has complied with the requirements of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")* and maintained a sufficient public float of over 25% of the issued share capital.

(1) The shareholdings of top 10 shareholders

Shareholder's Name	Increase/ Decrease during the Reporting Period	Total Number of Shares Held	Percentage *(%)*	Class of shares
Tsingtao Brewery Group Company Limited ("Tsingtao Group")	0	399,820,000	30.56	A-share with sales restriction
HKSCC Nominees Limited	-26,000	298,230,072	22.80	H-share
A-B Jade Hong Kong Holding Company Limited ("A-B Hong Kong")	0	261,643,836	20.00	H-share
Law Debenture Trust (Asia) Limited (the "Trustee")	0	91,575,342	7.00	H-share
China Jianyin Investment Company Ltd.		17,574,505	1.34	A-share with sales restriction
Dacheng Blue Chip Steady Securities Investment Fund		12,529,000	0.96	A-share
National Social Security Fund 108		12,500,000	0.96	A-share
Industrial Trend Investment Mixed Securities Investment Fund		11,654,478	0.89	A-share
National Social Security Fund 102		10,099,943	0.77	A-share
Industrial Global Vision Stock Securities Investment Fund		8,052,408	0.62	A-share

(2) *The Shareholdings of Top 10 Shareholders of Shares without Sales Restriction*

Shareholder's Name	Number of Shares without Sales Restriction Held	Class of Shares
HKSCC Nominees Limited	298,230,072	H-share
A-B Jade Hong Kong Holding Company Limited	261,643,836	H-share
Law Debenture Trust (Asia) Limited	91,575,342	H-share
Dacheng Blue Chip Steady Securities Investment Fund	12,529,000	A-share
National Social Security Fund 108	12,500,000	A-share
Industrial Trend Investment Mixed Securities Investment Fund	11,654,478	A-share
National Social Security Fund 102	10,099,943	A-share
Industrial Global Vision Stock Securities Investment Fund	8,052,408	A-share
Boshi Thematic Sector Stock Securities Investment Fund	7,759,901	A-share
Yinhua Core Value Advantage Stock Securities Investment Fund	5,816,161	A-share

Explanation for the connected relationship or acting in concert among the above shareholders: A-B Company holds 261,643,836 shares of H-share through its wholly-owned subsidiary A-B Hong Kong. The Trustee is arranged under the entrusted voting to hold 91,575,342 H-shares, and undertakes such voting right under the written instruction of Tsingtao Group, while the financial interests including the dividends, profit distribution and payments delivery of these shares are processed under instructions of A-B Company.

Save as disclosed above, the Company is unaware if there is any other connected relationship among these top 10 shareholders or if they are parties acting in concert.

Note: The H-shares held by HKSCC Nominees Limited were held on behalf of various clients.

(3) Substantial Shareholders of H-shares

Save as disclosed below, the Directors of the Company are not aware of any persons other than a Director or Supervisor or chief executive of the Company or his/her respective associate(s) who, as at 30 June 2008, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under Section 336 of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the "SFO"):

Name	Nature	Class of Shares	Capacity	Note	Number of shares/ underlying shares	As a percentage of the entire issued capital	As a percentage of all H Shares
State-owned Assets Supervision	Long Position	A-Share	Corporate	1	399,820,000 A-Shares	30.56%	N/A
and Administration Commission of the People's Government of Qingdao ("SASACQ")	Long Position	H-Share	Section 317 Agreement	1, 2	353,219,178 H-Shares	27.00%	53.92%
A-B Company	Long Position	H Share	Corporate/ Beneficiary of a trust	1, 2	353,219,178 H-Shares	27.00%	53.92%
	Long Position	A-Share	Section 317 Agreement	1	399,820,000 A-Shares	30.56%	N/A
JPMorgan Chase & Co.	Long Position	H-Share	Interest of controlled corporations/ Beneficial Owner/	3	52,300,007 H-Shares	4.00%	7.98%
	Interest in a lending pool	H-Share	Investment Manager/ Custodian		29,413,837 H-Shares	2.25%	4.49%
	Short Position	H-Share	Beneficial Owner		1,406,000 H-Shares	0.11%	0.21%

Notes:

(1) An undertaking agreement ("Undertaking Agreement") between SASACQ and A-B Company dated 21 October 2002 constitutes an agreement under section 317 of the SFO. For the purposes of the duty of disclosure, in the case of an agreement to which section 317 applies, each party to the agreement is deemed to be interested in any shares comprised in the relevant share capital in which any other party to the agreement is interested apart from the agreement. According to the Novation Agreement in respect of an Undertaking Agreement dated 21 October 2002 signed between SASACQ, A-B Company and Tsingtao Group on 19 April 2007, all rights and obligations of SASACQ under the Undertaking Agreement have been novated to its wholly-owned subsidiary, Tsingtao Group. All of the aforesaid A-shares held by SASACQ were also transferred to Tsingtao Group on 4 April 2007. For the details of the transfer of shares, please refer to the announcements published in the PRC and Hong Kong on 6 February, 27 March and 11 April 2007.

(2) The 353,219,178 H-shares which were deemed to be interested by A-B Company were held by its wholly-owned subsidiaries. Of which, 91,575,342 H-shares were allotted to a voting trustee pursuant to the Voting Trust Agreement.

(3) The Shares in which JPMorgan Chase & Co. was deemed to be interested were held through various intermediate holding companies.

(4) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests' section on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") (www.hkex.com.hk).

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE

There were no changes for the Company's shares held by Directors, Supervisors and chief executive during the reporting period. As of 30 June 2008, Mr. SUN Ming Bo held 1,840 shares, Mr. LIU Ying Di held 5,894 shares, Mr. FAN Wei held 3,476 shares, Mr. DONG Jian Jun held 92 shares, Mr. ZHANG Xue Ju held 1,179 shares, and Mr. CAO Xiang Dong held 2,358 shares in the Company. The shares held by the above persons are of Listed A-shares.

Save as disclosed above and as of 30 June 2008, none of the Directors, Supervisors, chief executives of the Company and his/her respective associate(s) had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporations (as defined in Part XV of the *SFO*, which was recorded in the register required to be kept under section 352 of the *SFO* or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the *Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")* set out in Appendix 10 of the *Listing Rules*.

Neither the Company nor any of its subsidiaries has entered into any arrangements during the reporting period to enable any of the Directors, Supervisors and chief executive to obtain benefits from purchasing shares of the Company.

For the latest disclosure of interests filings for the Directors and Supervisors of the Company, please refer to the "Disclosure of Interests" section at the website of the HKEx (www.hkex.com.hk).

MODEL CODE

The Company has adopted the *Model Code* and the *Administration Regulations of the Company's Shares held by Directors, Supervisors and Senior Management of the Company and its Changes* formulated by the Company as its codes of conduct and standards in respect of securities transactions by the Directors. Specific enquiries were made with all Directors who had confirmed that they had complied with the *Model Code* and its codes of conduct and standards regarding Director's securities transactions at all applicable time during the reporting period.

COMPLIANCE WITH THE *CODE ON CORPORATE GOVERNANCE PRACTICES*

The Company had been emphasizing to the corporate governance and its transparency. Under the requirements on corporate governance raised by the regulatory authority, the Company had been improving its internal control to realize a standard and highly efficient operations to ensure that its shareholders may obtain rewards from sound corporate governance. During the reporting period, the Company had been in compliance with the provisions in Appendix 14 of the *Code on Corporate Governance Practices* of the *Listing Rules*.

REVIEW OF THE UNAUDITED INTERIM REPORT

The Audit & Finance Committee under the Board of Directors of the Company has reviewed the Company's unaudited 2008 interim report.

By Order of the Board of Directors
JIN Zhi Guo
Chairman

Qingdao, the People's Republic of China
19 August 2008

1.	Official name of the Company:	青島啤酒股份有限公司
	Name in English:	TSINGTAO BREWERY COMPANY LIMITED
2.	Stock Listing of the Company:	
	A share:	Shanghai Stock Exchange
	Short Name:	青島啤酒 Code: 600600
	H share:	The Stock Exchange of Hong Kong Limited
	Short Name:	TSINGTAO BREW Code: 0168
	Warrants:	Shanghai Stock Exchange
	Short Name:	青啤CWB1 Code: 580021
	Bonds:	Shanghai Stock Exchange
	Short Name:	08青啤債 Code: 126013
3.	Registered address:	No.56, Dengzhou Road, Qingdao, Shandong Province, the People's Republic of China
	Office address:	Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao, Shandong Province, the People's Republic of China
	Postcode:	266071
	Website:	www.tsingtao.com.cn
	E-mail:	info@tsingtao.com.cn
4.	Legal representative:	JIN Zhi Guo
5.	Secretary to the Board of Directors:	ZHANG Xue Ju
	Securities Affairs Representative:	ZHANG Rui Xiang
	Telephone:	86-532-85713831
	Fax:	86-532-85713240
	E-mail:	secretary@tsingtao.com.cn
6.	Designated newspapers for information disclosure:	*China Securities Journal; Shanghai Securities News;*
	Websites for Publication of Interim Report:	www.sse.com.cn www.hkex.com.hk
	Interim Report Kept At:	Equity Management Dept. of the Company

2008

NTERIM REPOR

中期報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO., LTD

END